
12027654



to stay ahead, we go beyond



FedEx Annual Report 2012


"I WILL MAKE EVERY FEDEX EXPERIENCE OUTSTANDING."
— The Purple Promise

When the going gets tough, FedEx shows the spirit and determination that have always set us apart. FY12 was a year of challenges marked by economic and political disruptions and lagging growth around the globe. To stay ahead, we go beyond — in the way we manage our business, deliver the quality service our customers expect and create solutions for a more sustainable world.

A good or acceptable experience doesn't cut it for us. We share a goal to deliver outstanding FedEx experiences, a commitment we call the Purple Promise. Our team members around the world add up to a powerful advantage for FedEx. One that goes beyond the ordinary to achieve the extraordinary.



WHEN WE GO BEYOND, our customers and communities thrive. Each year we honor the best of the best of our team members with the Purple Promise Chairman's Award. Meet three of the recipients, from left: Joe Reedy, supervisor, FedEx Custom Critical; Megan Hershberger, supervisor, FedEx Custom Critical; William Davis, customer advocate representative, FedEx TechConnect. Go to ***fedex.com/annualreport2012*** *to read their stories.*

to stay ahead, we lead the way



To Our Shareowners,

FedEx showed real grit in FY12. We committed to a strong performance, and we delivered — no small feat, given the year's challenges. Our earnings per share increased 40 percent, and annual revenues exceeded $42 billion, a 9 percent increase, despite political gridlock in the United States, financial turmoil in Europe, a slowing Asian economy and volatile fuel prices.

Despite these issues, we managed and improved yields across all of our transportation businesses, allowing us to continue enhancing the services and technology that make our customers more successful and more productive.

FedEx Ground had a stellar year, delivering 18.4 percent operating margins and accounting for more than half of FedEx operating profit. Online shipments spurred record volumes. More than one quarter of our FedEx Ground lanes are now faster in terms of transit times than the competition, boosting service and customer satisfaction to unprecedented levels. As a result, including FedEx SmartPost, our overall U.S. ground parcel-market share has increased to nearly 30 percent, doubling over the last decade.

The rapid transformation of FedEx Freight, which basically reinvented the LTL freight industry a little more than a year ago, is paying off with a strong return to profitability. Revenues grew 8 percent year over year. Offering both priority and economy service options and industry-leading transit times have made FedEx Freight a market share leader, and customers are delighted by our LTL value proposition.

Global uncertainty, a slowdown of Asia exports and weakness in the technology sector challenged FedEx Express in FY12. Although U.S. domestic and international priority package volumes were down, yield improvements helped FedEx Express maintain profitability. We're taking advantage of the flexibility we've built into our system to match our capacity to the demand; we've accelerated the retirement of older, less efficient aircraft and are replacing them with more fuel-efficient planes; and we are taking other actions to increase FedEx Express margins in the future, despite the low-growth environment.

Three things that differentiate FedEx — our people, our strategy and our focused networks — will allow us to achieve this goal.

STRATEGIC DISCIPLINE

How a business responds during difficult times is a true measure of its resilience and a test of its strategy. In a volatile marketplace, dedicated FedEx team members turned in a world-class performance last fiscal year. Their dynamic, disciplined approach to some pretty stiff headwinds defines FedEx at its best.

Our long-term strategies are working, and we believe we will improve our competitive position and our financial performance over the next several years, as a result. To do so, we must take advantage of our scale to improve our efficiency. And second, we must remain nimble and responsive to our customers. We try to manage the critical balance between the two every day. In this regard, our flexibility kept FedEx profitable during the 2008-2009 recession, and we emerged stronger. In the same vein, we recognize many residual challenges are ongoing and require us to run a lean and flexible organization. All companies, including FedEx, face many rising costs they cannot directly control, be it health care or energy. This, in turn, requires relentless focus on quality, which has been embedded in our culture since our first day of operations. Utilizing our Quality Driven Management system, we are confident we can reduce costs while simultaneously improving service levels.

FOCUSED NETWORKS

Our customers' expectations and needs evolve constantly, and so must we. The Roman statesman Marcus Aurelius summed it up best: "Nothing happens without change." That's why our operating companies relentlessly adjust their networks to meet traffic flows and levels. Each network is discrete so it can optimize its business without compromise. Hence our competitive advantage of speed and flexibility: FedEx Express, FedEx Ground and FedEx Freight are superior networks with industry-leading service levels. Superior networks translate into superior solutions for customers. That's real value.

Take as an example the global rise of online buying, now growing at three to four times the rate of retail sales growth overall. For FedEx, that means more deliveries, whether a product is purchased or returned. It's the perfect fuel for growth, internationally and in the United States.

Retailers want a range of shipping options that satisfies their customers' various expectations for cost and service. In the U.S. we offer express service, customized ground home delivery, and FedEx SmartPost, our most inexpensive shipping option. The low cost of FedEx SmartPost allows retailers to offer free shipping as a marketing tactic. In fact, consumers

"WE'RE KEEPING OUR EYE ON THE BALL — LOWERING COSTS AND IMPROVING OUR EFFICIENCY FOR CONTINUED SUCCESS."



chose the free-shipping option for half of holiday ecommerce transactions last November and December, according to comScore, a firm that analyzes online commerce.

WORLD-CLASS SOLUTIONS

Growth in the U.S. and Europe is moderate, but there are positive signs worldwide because of the strength of emerging markets. Countries such as China, India, Mexico and Brazil are quickly becoming consumers as well as producers, driving increased demand. The long-term future for global trade remains solid, and we are committed to providing solutions for businesses — large and small — to effectively compete in this important market.

Air express will continue to grow long term as the integration of the world's economies generate more small shipments moving directly from the point of production to the end user. That's why the unique capabilities of our Boeing 777Fs are a distinct advantage for us. Their long range and nonstop capabilities provide shippers more time to process shipments each day.

Concurrently, air freight shipping is becoming more episodic. High-value technology products make up a large portion of this market these days, and more of these goods are being shipped as part of large new product launches. As a consequence, it often takes a large fleet of wide-body aircraft like ours to quickly flex capacity up and down. If a customer asks us to add extra flights, FedEx can do it better than our competitors because we have the largest all-cargo fleet in the world.

These trends are reinforced by improved production scheduling, reliability, and logistics information systems. Better visibility into supply chains allows greater use of ocean transportation to ship customers' commodity freight, a distinct advantage given higher fuel prices. As a result, we've been expanding our FedEx Trade Networks capabilities. Since 2008, we've opened 47 freight-forwarding offices worldwide to help businesses reach their markets via ocean or air. It's a key part of our strategy to provide customers with the world-class solutions they need to compete.

Despite the slowdown in Europe last year, our business there continues to grow. To better serve customers, FedEx Express is opening stations across Europe. We've also recently completed acquisitions of transportation companies in Poland, France, and Brazil to provide customers in those markets with better domestic service and improved access to global markets.

INNOVATION AT WORK

As we grow, we know we must continue to connect the world responsibly. It starts with the Purple Promise, which FedEx team members deliver millions of times a day worldwide: "I will make every FedEx experience outstanding." If the Purple Promise is our heart, Quality Driven Management (QDM) represents our hands — it's how we do things at FedEx.

As noted earlier, our QDM philosophy and methods are built on the proven premise that higher quality lowers costs, improves service levels, and enhances the customer experience. It's a three-legged stool that supports our long-term growth strategies.

We apply QDM principles to our sustainability decisions, just as we do to our business decisions, because it's good business and good for the planet. The FedEx Express vehicle fleet is ahead of plan to be 20 percent more fuel efficient by 2020 than it was in 2005. To support our air fleet modernization program, we have recently agreed to purchase additional Boeing 767 aircraft that are substantially more fuel efficient than the aircraft they will replace. In FY12, we invested about $4 billion in capital expenditures, about half related to modernizing our air fleet.

We think such initiatives are an integral part of this year's No. 6 ranking on *FORTUNE*'s World's Most Admired Companies list and No. 7 on the Reputation Institute's list of the most socially responsible companies in the United States.

FedEx provides the efficient access that businesses of all sizes need to succeed, build prosperous communities and raise living standards worldwide. Just ask a British mother who redesigned a simple handbag. In just three years this FedEx customer turned her product into a $3.3 million global business called Cambridge Satchel Company. Or talk to the founder of OtterBox, a company that makes protective cases for mobile devices. Thanks to the mastery of global supply chains, he grew his business from $5 million to almost $169 million in just three years, while creating more than 500 jobs in his hometown of Fort Collins, Colo.

We believe we can continue to improve FedEx's financial performance in fiscal year 2013 and beyond based on the strategy and initiatives discussed above.

But we understand our achievements rely on the trust of our customers, shareowners, and team members and we will continue to earn their confidence by conducting our business with integrity, dependability, and commitment every day, every transaction.

That's our Purple Promise.

Sincerely,

Frederick W. Smith
Chairman, President and CEO

to stay ahead, we change the game

As the speed of global change accelerates, the difference between leaders and followers is defined by one word — agility. We not only have the ability to quickly react to changing economic conditions and customer needs, but also the agility to anticipate and effect change. FedEx is redefining our industry as we continually reshape and refine our focused networks to gain speed and efficiency. When we change the game, our customers win.

ACCELERATING ACCESS

FedEx Express is the largest all-cargo airline in the world and the largest express transportation company. Our long-range Boeing 777F aircraft directly link global markets, speeding customers' shipments door-to-door. In the last two years, we've improved global access by completing acquisitions in India, Mexico, Poland, France and Brazil. To accommodate evolving customer needs, the global offices of FedEx Trade Networks offer end-to-end shipping services, including air and ocean freight forwarding supported by customs brokerage.

GAINING SPEED

FedEx Ground continues to delight customers by shortening transit times throughout the U.S. and Canada. Businesses can reach more locations faster than with any other ground carrier. Convenient FedEx Ground home delivery and FedEx SmartPost services support the growing consumer trend to buy online, which grew by double digits in each of the last two years. In the United States, Cyber Monday online sales rose 22 percent, to $1.25 billion last year — the largest online shopping day ever, boosting holiday shipping volumes to record levels.



CUSTOMERS ARE IN THE FAST LANE thanks to a dedicated FedEx Ground team that continually fine-tunes the ground network, much like a race car, to enhance speed, safety and reliability. From left: Kimberly Whigham, managing director, Vehicle Maintenance; Jeff Grimm, managing director, Linehaul Planning; Brian Neal, manager, Safety Process Management; Steve Griffin, vice president, Linehaul; Rich Sturges, senior manager, Linehaul Engineering. Go to **fedex.com/annualreport2012** *to read their story.*


FedEx
Freight
fedex.com
1.800.GoFedEx
998
FedEx
Freight

SHIFTING GEARS

FedEx Freight is the first carrier to offer less-than-truckload (LTL) shipping customers two choices: priority and economy. In an industry where most shipments are processed manually, we're automating much of the shipping process, improving customers' productivity and earning their loyalty. We've also made it much easier and faster for shippers to classify freight with Freight Central, our convenient online resource for LTL shippers. Combined with industry-leading transit times, these changes have made FedEx Freight a market leader in the U.S. LTL industry, a $31 billion market in 2011.

INNOVATING SOLUTIONS

FedEx Services transforms our superior technology and delivery services into shipping and business solutions for customers. Their choices are based on what's most important to them today. That's why our portfolio includes air and ocean freight forwarding solutions to complement our express and air cargo services. Meanwhile, at FedEx Office locations, we installed 8,000 pieces of printing equipment in the last two years. The technology can deliver a variety of signage and over-sized prints for customers ranging from big-box retailers with multiple locations to large corporations to small businesses.

SUPERIOR NETWORKS DELIVER GAME-CHANGING CUSTOMER SOLUTIONS.

to stay ahead, we do what's right

A passion for quality drives FedEx team members worldwide. Our culture of continuous improvement embraces change and drives innovation. In turn, we enhance the lives of our customers and their communities so that our customers remain among the most satisfied and loyal in the industry. Whether it's the transportation services we provide, the information technology we support or the sustainable solutions we implement, when we do the right thing, we earn their trust.

QUALITY DRIVEN MANAGEMENT is how we successfully respond to the pressures of today's business environment. In a recent improvement effort, we've reduced lost and damaged shipments, demonstrating our commitment to service excellence and saving millions of dollars. Global teams also worked on behalf of customers to continue improving the customs clearance process. More accurate clearance documentation, technology improvements and better collaboration among global regulatory authorities give FedEx customers an edge in the marketplace.

INFORMATION about a shipment is as important as the shipment itself. Whether it's an overnight holiday gift or a supply chain that stretches across the globe, our customers stay in-the-know thanks to our superior technology. The new Colorado Springs Enterprise Data Center is the heart of a cutting-edge IT transformation to hybrid cloud architecture. This innovative technology enables FedEx to be more productive and efficient by accessing computer resources even as data expands at 40 percent per year. The size and scope of the implementation is one of the largest within a commercial real-time system.



IF KNOWLEDGE IS POWER, FedEx customers have a competitive advantage thanks to the FedEx Trade Networks team that manages My Global Trade Data. They're dedicated to providing the quality tracking and reporting that are essential to managing international freight forwarding shipments. From left: Reneé Brown, product specialist; Paul Kirkeby, senior programmer analyst; Chauntisse Foster, senior product advisor; Alan Hunt, IT manager. Go to ***fedex.com/annualreport2012*** *to read their story.*



SUSTAINABILITY and innovation go hand in hand at FedEx. We call it EarthSmart — FedEx solutions for a more sustainable world. Our customers can now neutralize their carbon emissions when they ship their documents by taking advantage of our new FedEx carbon-neutral envelope shipping. FedEx Express is the first global express transportation company to offer the program to customers at no charge.

FedEx is closing in on our vehicle fleet fuel-efficiency goal — making our vehicle fleet 20 percent more fuel efficient by 2020 — years ahead of schedule. Our strategy has been to reduce the number of vehicles that we need by continually making our routes more efficient and then selecting the most efficient vehicle for the job. We're adding 87 all-electric trucks to the fleet to bring the total to 130 in the United States, Asia and Europe. About 11,000 Sprinter vans will also be added. Each is 70 to 100 percent more fuel efficient than the truck it replaces.

We're modernizing our aircraft fleet with Boeing 757s, 767s and 777s, which are delivering significant increases in fuel efficiency and reduced operating costs and emissions. After only six years into our 15-year plan, we have completed 69 percent of our goal to reduce aircraft emissions intensity 20 percent by 2020. Because we're ahead of plan, our goal is to now reduce aircraft emissions intensity 30 percent by 2020.

At FedEx Office, more than 5 million pounds of paper were recycled in 2011, saving tens of thousands of trees. FedEx Office built independent paper-recycling systems into all of its North America locations, because many communities have inadequate recycling or none at all.

FINANCIAL HIGHLIGHTS

(in millions, except earnings per share)	2012[1]	2011[2]	Percent Change
Operating Results			
Revenues	$ 42,680	$ 39,304	9
Operating income	3,186	2,378	34
Operating margin	7.5%	6.1%	140bp
Net income	2,032	1,452	40
Diluted earnings per common share	6.41	4.57	40
Average common and common equivalent shares	317	317	–
Capital expenditures	4,007	3,434	17
Financial Position			
Cash and cash equivalents	$ 2,843	$ 2,328	22
Total assets	29,903	27,385	9
Long-term debt, including current portion	1,667	1,685	(1)
Common stockholders' investment	14,727	15,220	(3)

*COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN**



$120
$110
$100
$90
$80
$70
$60
$50
$40
5/07
5/08
5/09
5/10
5/11
5/12
FedEx Corporation
S&P 500
Dow Jones Transportation Average

*$100 invested on 5/31/07 in stock or index, including reinvestment of dividends. Fiscal year ending May 31.

(1) Results for 2012 include a $134 million ($84 million, net of tax or $0.26 per diluted share) impairment charge resulting from the decision to retire 24 aircraft and related engines at FedEx Express and the reversal of a $66 million legal reserve initially recorded in 2011.

(2) Results for 2011 include charges of approximately $199 million ($104 million, net of tax and applicable variable incentive compensation impacts, or $0.33 per diluted share) for the combination of our FedEx Freight and FedEx National LTL operations and a $66 million reserve associated with a legal matter at FedEx Express.

(3) Results for 2009 include a charge of $1.2 billion ($1.1 billion, net of tax, or $3.45 per diluted share) primarily for impairment charges associated with goodwill and aircraft.

(4) Results for 2008 include a charge of $891 million ($696 million, net of tax, or $2.23 per diluted share) recorded during the fourth quarter, predominantly for impairment charges associated with intangible assets from the FedEx Office acquisition.



REVENUE (in billions)
2008 $38.0
2009 $35.5
2010 $34.7
2011 $39.3
2012 $42.7
OPERATING MARGIN
2008(4) 5.5%
2009(3) 2.1%
2010 5.8%
2011(2) 6.1%
2012(1) 7.5%
DILUTED EARNINGS PER SHARE
2008(4) $3.60
2009(3) $0.31
2010 $3.76
2011(2) $4.57
2012(1) $6.41
RETURN ON AVERAGE EQUITY
2008(4) 8.3%
2009(3) 0.7%
2010 8.6%
2011(2) 10.0%
2012(1) 13.6%
DEBT TO TOTAL CAPITALIZATION
2008 12.1%
2009 15.9%
2010 12.3%
2011 10.0%
2012 10.2%
STOCK PRICE (May 31 close)
2008 $91.71
2009 $55.43
2010 $83.49
2011 $93.64
2012 $89.14

OVERVIEW OF FINANCIAL SECTION

The financial section of the FedEx Corporation ("FedEx") Annual Report ("Annual Report") consists of the following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A"), the Consolidated Financial Statements and the notes to the Consolidated Financial Statements, and Other Financial Information, all of which include information about our significant accounting policies, practices and the transactions that underlie our financial results. The following MD&A describes the principal factors affecting the results of operations, liquidity, capital resources, contractual cash obligations and the critical accounting estimates of FedEx. The discussion in the financial section should be read in conjunction with the other sections of this Annual Report and our detailed discussion of risk factors included in this MD&A.

ORGANIZATION OF INFORMATION

Our MD&A is composed of three major sections: Results of Operations, Financial Condition and Critical Accounting Estimates. These sections include the following information:

- Results of Operations includes an overview of our consolidated 2012 results compared to 2011, and 2011 results compared to 2010. This section also includes a discussion of key actions and events that impacted our results, as well as our outlook for 2013.
- The overview is followed by a financial summary and analysis (including a discussion of both historical operating results and our outlook for 2013) for each of our reportable transportation segments.
- Our financial condition is reviewed through an analysis of key elements of our liquidity, capital resources and contractual cash obligations, including a discussion of our cash flows and our financial commitments.
- Critical accounting estimates discusses those financial statement elements that we believe are important to understanding certain of the material judgments and assumptions incorporated in our financial results.
- We conclude with a discussion of risks and uncertainties that may impact our financial and operating results.

DESCRIPTION OF BUSINESS

We provide a broad portfolio of transportation, e-commerce and business services through companies competing collectively, operating independently and managed collaboratively, under the respected FedEx brand. Our primary operating companies are Federal Express Corporation ("FedEx Express"), the world's largest express transportation company; FedEx Ground Package System, Inc. ("FedEx Ground"), a leading North American provider of small-package ground delivery services; and FedEx Freight, Inc. ("FedEx Freight"), a leading North American provider of less-than-truckload ("LTL") freight services. These companies represent our major service lines and, along with FedEx Corporate Services, Inc. ("FedEx Services"), form the core of our reportable segments. Our FedEx Services segment provides sales, marketing, information technology, communications and back-office support to our transportation segments. In addition, the FedEx Services segment provides customers with retail access to FedEx Express and FedEx Ground shipping services through FedEx Office and Print Services, Inc. ("FedEx Office") and provides customer service, technical support and billing and collection services through FedEx TechConnect, Inc. ("FedEx TechConnect"). See "Reportable Segments" for further discussion.

The key indicators necessary to understand our operating results include:

- the overall customer demand for our various services based on macro-economic factors and the global economy;
- the volumes of transportation services provided through our networks, primarily measured by our average daily volume and shipment weight;
- the mix of services purchased by our customers;
- the prices we obtain for our services, primarily measured by yield (revenue per package or pound or revenue per hundredweight for LTL freight shipments);
- our ability to manage our cost structure (capital expenditures and operating expenses) to match shifting volume levels; and
- the timing and amount of fluctuations in fuel prices and our ability to recover incremental fuel costs through our fuel surcharges.

The majority of our operating expenses are directly impacted by revenue and volume levels. Accordingly, we expect these operating expenses to fluctuate on a year-over-year basis consistent with the change in revenues and volumes. Therefore, the discussion of operating expense captions focuses on the key drivers and trends impacting expenses other than changes in revenues and volume.

Except as otherwise specified, references to years indicate our fiscal year ended May 31, 2012 or ended May 31 of the year referenced and comparisons are to the prior year. References to our transportation segments include, collectively, our FedEx Express, FedEx Ground and FedEx Freight segments.

RESULTS OF OPERATIONS

CONSOLIDATED RESULTS

The following table compares summary operating results (dollars in millions, except per share amounts) for the years ended May 31:

	2012[1]	2011[2]	2010	Percent Change 2012/2011	Percent Change 2011/2010
Revenues	$ 42,680	$ 39,304	$ 34,734	9	13
Operating income	3,186	2,378	1,998	34	19
Operating margin	7.5%	6.1%	5.8%	140bp	30bp
Net income	$ 2,032	$ 1,452	$ 1,184	40	23
Diluted earnings per share	$ 6.41	$ 4.57	$ 3.76	40	22

(1) Operating expenses include an impairment charge of $134 million resulting from the decision to retire 24 aircraft and related engines at FedEx Express and the reversal of a $66 million legal reserve associated with the ATA Airlines lawsuit which was initially recorded in 2011.

(2) Operating expenses include $133 million in costs associated with the combination of our FedEx Freight and FedEx National LTL operations, effective January 30, 2011, and a $66 million legal reserve associated with the ATA Airlines lawsuit against FedEx Express.

The following table shows changes in revenues and operating income by reportable segment for 2012 compared to 2011, and 2011 compared to 2010 (dollars in millions):

	Revenues				Operating Income			
	Dollar Change		Percent Change		Dollar Change		Percent Change	
	2012/2011	2011/2010	2012/2011	2011/2010	2012/2011	2011/2010	2012/2011	2011/2010
FedEx Express segment[1]	$ 1,934	$ 3,026	8	14	$ 32	$ 101	3	9
FedEx Ground segment	1,088	1,046	13	14	439	301	33	29
FedEx Freight segment[2]	371	590	8	14	337	(22)	193	(14)
FedEx Services segment	(13)	(86)	(1)	(5)	–	–	–	–
Other and eliminations	(4)	(6)	NM	NM	–	–	–	–
	$ 3,376	$ 4,570	9	13	$ 808	$ 380	34	19

(1) FedEx Express segment 2012 operating expenses include an impairment charge of $134 million resulting from the decision to retire 24 aircraft and related engines at FedEx Express and the reversal of a $66 million legal reserve associated with the ATA Airlines lawsuit which was initially recorded in 2011.

(2) FedEx Freight segment 2011 operating expenses include $133 million in costs associated with the combination of our FedEx Freight and FedEx National LTL operations, effective January 30, 2011.

OVERVIEW

Revenues, operating income and operating margins increased in 2012 due to the exceptional performance of our FedEx Ground segment, improved profitability at FedEx Freight and increased yields across all our operating segments, despite moderating global economic conditions. Our results for 2012 include the impact of certain charges and credits as described below, which favorably impacted our year-over-year results by $0.15 per diluted share, after considering the effect of variable incentive compensation accruals. In addition, our results significantly benefited in 2012 from the timing lag that exists between when fuel prices change and when indexed fuel surcharges automatically adjust. We also benefited from a milder winter, as our 2011 results were negatively impacted by unusually severe winter weather.

Our 2012 results include the reversal of a $66 million reserve associated with the ATA Airlines lawsuit at FedEx Express. This reserve was initially recorded in 2011 when a loss was deemed probable as a result of an adverse decision in the lawsuit. We reversed this reserve during 2012 when FedEx Express won the appeal of this case and the appeals court overturned the prior ruling (See Note 17 of the accompanying consolidated financial statements). Additionally, our 2012 results include a noncash impairment charge of $134 million due to our decision to retire from service 18 Airbus A310-200 aircraft and 26 related engines, as well as six Boeing MD10-10 aircraft and 17 related engines. The decision to retire these aircraft will better align the U.S. domestic air network capacity of FedEx Express to match current and anticipated shipment volumes. Our 2011 results include one-time costs associated with the combination of our FedEx Freight and FedEx National LTL operations of $133 million, including $89 million of impairment and other charges.

Our results for 2011 reflected the momentum of improved global economic conditions and strong demand for our services, which drove yield growth and volume increases across all our transportation segments, particularly in International Priority ("IP") package shipments at FedEx Express. Our FedEx Ground segment delivered strong results through increasing volume, yield and operating margins. The FedEx Freight segment returned to profitability in the fourth quarter of 2011, primarily due to higher LTL yield. All of our transportation segments benefited from our yield management initiatives in 2011.

The combination of our FedEx Freight and FedEx National LTL operations was completed in 2011. Our combined LTL network increases efficiencies, reduces operational costs and provides customers both Priority and Economy LTL freight services across all lengths of haul from one integrated company.

The following graphs for FedEx Express, FedEx Ground and FedEx Freight show selected volume trends (in thousands) for the years ended May 31:


FedEx Express(1)
Average Daily Package Volume
3,000
2,500
2,000
1,500
1,000
500
0
2,603
2,638
2,684
2,577
475
523
575
559
2009
2010
2011
2012
U.S. domestic package
IP package
FedEx Ground(2)
Average Daily Package Volume
4,100
3,900
3,700
3,500
3,300
3,404
3,523
3,746
3,907
2009
2010
2011
2012
FedEx Express and FedEx Ground(2)
Total Average Daily Package Volume
7,800
7,600
7,400
7,200
7,000
6,800
6,600
6,780
7,002
7,353
7,538
2009
2010
2011
2012
FedEx Freight
Average Daily LTL Shipments
90.0
85.0
80.0
75.0
70.0
74.4
82.3
86.0
84.9
2009
2010
2011
2012

The following graphs for FedEx Express, FedEx Ground and FedEx Freight show selected yield trends for the years ended May 31:


FedEx Express(1)
Revenue per Package – Yield
$70.00
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$57.81
$53.10
$56.08
$60.83
$16.21
$14.61
$15.59
$17.12
2009
2010
2011
2012
U.S. domestic package
IP package
FedEx Ground(2)
Revenue per Package – Yield
$9.25
$8.75
$8.25
$7.75
$7.25
$7.70
$7.73
$8.17
$8.77
2009
2010
2011
2012

FedEx Freight
LTL Revenue per Hundredweight – Yield

$21.00
$20.00
$19.00
$18.00
$17.00
$16.00
$19.07
$17.07
$18.24
$19.57
2009
2010
2011
2012

(1) Excludes international domestic operations.
(2) Package statistics do not include the operations of FedEx SmartPost.

REVENUE

During 2012, revenues increased 9% due to yield growth across all our transportation segments. At FedEx Express, revenues increased 8% in 2012 led by higher U.S. domestic and IP package yields. However, U.S. domestic package and IP package volumes declined due to weakening global economic conditions. Revenues increased 13% during 2012 at our FedEx Ground segment due to higher yields and strong demand for all our major services. At FedEx Freight, revenues increased 8% during 2012 due to higher LTL yield as a result of higher fuel surcharges and yield management programs, despite a decrease in volume.

Revenues increased 13% during 2011 due to yield increases and volume growth across all our transportation segments. Yields improved due to higher fuel surcharges and increased base rates under our yield improvement programs. At FedEx Express, revenues increased 14% in 2011 led by IP volume growth in Asia, as well as U.S. domestic and IP package yield increases. At the FedEx Ground segment, revenues increased 14% in 2011 due to continued volume growth driven by market share gains and yield growth at both FedEx Ground and FedEx SmartPost. At FedEx Freight, yield increases due to our yield management programs and higher LTL fuel surcharges, and higher average daily LTL volumes led to a 14% increase in revenues in 2011.

IMPAIRMENT AND OTHER CHARGES

In May 2012, we made the decision to retire from service 18 Airbus A310-200 aircraft and 26 related engines, as well as six Boeing MD10-10 aircraft and 17 related engines. As a consequence of this decision, a noncash impairment charge of $134 million ($84 million, net of tax, or $0.26 per diluted share) was recorded in the fourth quarter. The decision to retire these aircraft, the majority of which were temporarily idled and not in revenue service, will better align the U.S. domestic air network capacity of FedEx Express to match current and anticipated shipment volumes.

In 2011, we incurred impairment and other charges of $89 million related to the combination of our LTL operations at FedEx Freight. In 2010, we recorded a charge of $18 million for the impairment of goodwill related to the FedEx National LTL acquisition, eliminating the remaining goodwill attributable to this reporting unit.

OPERATING INCOME

The following tables compare operating expenses expressed as dollar amounts (in millions) and as a percent of revenue for the years ended May 31:

	2012	2011	2010
Operating expenses:			
Salaries and employee benefits	$ 16,099	$ 15,276	$ 14,027
Purchased transportation	6,335	5,674	4,728
Rentals and landing fees	2,487	2,462	2,359
Depreciation and amortization	2,113	1,973	1,958
Fuel	4,956	4,151	3,106
Maintenance and repairs	1,980	1,979	1,715
Impairment and other charges	134[1]	89[2]	18
Other[3]	5,390	5,322	4,825
Total operating expenses	$ 39,494	$ 36,926	$ 32,736

(1) Represents charges resulting from the decision to retire 24 aircraft and related engines at FedEx Express.
(2) Represents charges associated with the combination of our FedEx Freight and FedEx National LTL operations, effective January 30, 2011.
(3) Includes the 2012 reversal of a $66 million legal reserve associated with the ATA Airlines lawsuit which was initially recorded in 2011 (See Note 17 of the accompanying consolidated financial statements).

	Percent of Revenue		
	2012	2011	2010
Operating expenses:			
Salaries and employee benefits	37.7%	38.9%	40.4%
Purchased transportation	14.9	14.4	13.6
Rentals and landing fees	5.8	6.3	6.8
Depreciation and amortization	5.0	5.0	5.6
Fuel	11.6	10.6	8.9
Maintenance and repairs	4.6	5.0	4.9
Impairment and other charges	0.3[1]	0.2[2]	0.1
Other[3]	12.6	13.5	13.9
Total operating expenses	92.5	93.9	94.2
Operating margin	7.5%	6.1%	5.8%

(1) Represents charges resulting from the decision to retire 24 aircraft and related engines at FedEx Express.
(2) Represents charges associated with the combination of our FedEx Freight and FedEx National LTL operations effective January 30, 2011.
(3) Includes the 2012 reversal of a $66 million legal reserve associated with the ATA Airlines lawsuit which was initially recorded in 2011 (See Note 17 of the accompanying consolidated financial statements.)

Our 2012 operating income increased 34% and operating margin increased 140 basis points driven by higher yields across all our transportation segments due to higher fuel surcharges and our yield management programs. Our results also significantly benefited in 2012 from the timing lag that exists between when fuel prices change and when indexed fuel surcharges automatically adjust. FedEx Ground segment operating income increased $439 million in 2012 driven by higher yields and strong demand for all our major services. At our FedEx Freight segment, operating income increased $337 million due to higher LTL yield and efficiencies gained from the combination of our LTL operations in 2011. Additionally, our year-over-year comparisons were favorably impacted by several items as described above in the "Overview" section.

Salaries and benefits increased 5% in 2012 primarily due to higher incentive compensation costs and the full reinstatement of 401(k) company-matching contributions effective January 1, 2011. Purchased transportation costs increased 12% in 2012 due to volume growth and higher fuel surcharges at FedEx Ground, costs associated with the expansion of our freight forwarding business at FedEx Trade Networks and higher utilization of third-party transportation providers in international locations primarily due to business acquisitions at FedEx Express.

The following graph for our transportation segments shows our average cost of jet and vehicle fuel per gallon for the years ended May 31:

Average Fuel Cost per Gallon


$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$3.04
$2.62
$2.69
$2.15
$3.25
$2.66
$3.80
$3.31
2009
2010
2011
2012
Vehicle
Jet

Fuel expense increased 19% during 2012 primarily due to price increases. Our fuel surcharges, which are more fully described in the "Quantitative and Qualitative Disclosures About Market Risk" section of this MD&A, have a timing lag and are designed to pass through the price of fuel not included in our base shipping rates to our customers. Based on a static analysis of the impact to operating income of year-over-year changes in fuel prices compared to changes in fuel surcharges, fuel surcharges significantly exceeded incremental fuel costs in 2012. If fuel prices remain at current levels, that effect is expected to reverse in 2013.

Our analysis considers the estimated impact of the reduction in fuel surcharges included in the base rates charged for FedEx Express and FedEx Ground services. However, this analysis does not consider the negative effects that fuel surcharge levels may have on our business, including reduced demand and shifts by our customers to lower-yielding services. While fluctuations in fuel surcharge rates can be significant from period to period, fuel surcharges represent one of the many individual components of our pricing structure that impact our overall revenue and yield. Additional components include the mix of services sold, the base price and extra service charges we obtain for these services and the level of pricing discounts offered. In order to provide information about the impact of fuel surcharges on the trend in revenue and yield growth, we have included the comparative fuel surcharge rates in effect for 2012, 2011 and 2010 in the accompanying discussions of each of our transportation segments.

In 2011, operating income increased 19% primarily due to yield and volume increases across all our transportation segments. Higher compensation and benefits, including retirement plans and medical costs, and increased maintenance and repairs expenses had a negative impact on our performance for 2011. Costs related to the combination of our FedEx Freight and FedEx National LTL operations also negatively impacted our 2011 results by $133 million. Unusually severe weather in the second half of 2011 caused widespread disruptions to our networks, which led to lost revenues and drove higher purchased transportation, salaries and wages and other operational costs. Additionally, a $66 million reserve associated with an adverse jury decision in the ATA Airlines lawsuit against FedEx Express was recognized in 2011.

Salaries and employee benefits increased 9% in 2011 due to the reinstatement of merit salary increases, increases in pension and medical costs and the reinstatement of full 401(k) company-matching contributions effective January 1, 2011. Purchased transportation increased 20% in 2011 due to volume growth, higher fuel surcharges and higher rates paid to our independent contractors at FedEx Ground, as well as costs associated with the expansion of our freight forwarding business at FedEx Trade Networks. Maintenance and repairs expense increased 15% in 2011 primarily due to an increase in maintenance events, as a result of timing, and higher utilization of our fleet driven by increased volumes. Other operating expense increased 10% primarily due to volume- and weather-related expenses.

Fuel expense increased 34% during 2011 primarily due to increases in the average price per gallon of fuel and fuel consumption driven by volume increases. Based on a static analysis of the net impact of year-over-year changes in fuel prices compared to year-over-year changes in fuel surcharges, fuel had a positive impact on operating income in 2011, predominantly at FedEx Express.

OTHER INCOME AND EXPENSE

Interest expense decreased $34 million in 2012 due to debt maturities, an increase in capitalized interest related to the timing of progress payments on aircraft purchases and lower financing fees. Interest expense increased $7 million in 2011 due to a decrease in capitalized interest related to timing of construction projects and progress payments on aircraft purchases.

INCOME TAXES

Our effective tax rate was 35.3% in 2012, 35.9% in 2011 and 37.5% in 2010. Our 2012 rate was lower than our 2011 rate primarily due to favorable audit developments. The 2011 rate was lower than our 2010 rate primarily due to increased permanently reinvested foreign earnings and a lower state rate driven by favorable audit and legislative developments. Our permanent reinvestment strategy with respect to unremitted earnings of our foreign subsidiaries provided a 1.3% benefit to our 2012 effective tax rate. Our total permanently reinvested foreign earnings were $1.0 billion at the end of 2012 and $640 million at the end of 2011.

Our current federal income tax expenses in 2012, 2011 and 2010 were significantly reduced by accelerated depreciation deductions we claimed under provisions of the Tax Relief and the Small Business Jobs Acts of 2010, the American Recovery and Reinvestment Tax Act of 2009, and the Economic Stimulus Act of 2008. Those Acts, designed to stimulate new business investment in the U.S., accelerated our depreciation deductions for new qualifying investments, such as our new Boeing 777 Freighter ("B777F") aircraft. These are timing benefits only, in that the depreciation would have otherwise been recognized in later years.

The components of the provision for federal income taxes for the years ended May 31 were as follows (in millions):

	2012	2011	2010
Current	$ (120)	$ 79	$ 36
Deferred	947	485	408
Total Federal Provision	$ 827	$ 564	$ 444

For 2013, we expect our effective tax rate to be between 37.0% and 38.0%. The actual rate, however, will depend on a number of factors, including the amount and source of operating income. We also expect our current federal income tax expense will increase in 2013, possibly significantly, due to lower accelerated depreciation benefits than in prior years.

Additional information on income taxes, including our effective tax rate reconciliation and liabilities for uncertain tax positions, can be found in Note 11 of the accompanying consolidated financial statements.

BUSINESS ACQUISITIONS

During 2012, we continued to expand our FedEx Express international network. On July 25, 2011, we completed our acquisition of Servicios Nacionales Mupa, S.A. de C.V. (MultiPack), a Mexican domestic express package delivery company, for $128 million in cash from operations. Last year, FedEx Express completed the acquisition of the Indian logistics, distribution and express businesses of AFL Pvt. Ltd. and its affiliate Unifreight India Pvt. Ltd. for $96 million in cash on February 22, 2011. The financial results of these acquired businesses are included in the FedEx Express segment from the date of acquisition and were not material, individually or in the aggregate, to our results of operations or financial condition. Substantially all of the purchase price was allocated to goodwill, which was entirely attributed to our FedEx Express reporting unit.

Subsequent to year-end, we completed the following acquisitions:

- Opek Sp. z o.o., a Polish domestic express package delivery company, for $54 million in cash from operations on June 13, 2012
- TATEX, a French express transportation company, for $55 million in cash from operations on July 3, 2012
- Rapidão Cometa Logística e Transportes S.A., a Brazilian transportation and logistics company, for $398 million in cash from operations on July 4, 2012

Based on the timing of the completion of these acquisitions in relation to the date of issuance of the financial statements, the initial purchase price accounting was not completed for these acquisitions. The financial results of these acquired businesses will be included in the FedEx Express segment from the date of acquisition and will be immaterial to our 2013 results. These acquisitions will give us more robust transportation networks within these countries and added capabilities in these important global markets.

OUTLOOK

We anticipate revenue and earnings growth in 2013 despite only modest growth in the global economy. We believe U.S. domestic and global economic conditions will be impacted by the European debt crisis, slowing growth in Asia, and the uncertainty these issues create on the global economy and the demand for our services. These weaker global economic conditions have driven a shift by our customers from premium services to our deferred services, and we expect that trend to continue in 2013.

Our anticipated earnings growth in 2013 is predicated on continued improvement in profitability at our FedEx Freight segment from yield growth and efficiency improvements and the sustained strong performance of our FedEx Ground segment. International revenue growth and network efficiency improvements at FedEx Express should also contribute to our earnings growth in 2013. However, significant cost headwinds in pension expense will hamper earnings growth in 2013 as a historically low discount rate at our May 31, 2012 measurement date will increase these costs by approximately $150 million.

During 2013, we will continue to evaluate actions and opportunities to reduce costs, improve efficiencies and adjust our networks to match anticipated demand. Initial actions were taken in 2012, as we made the decision to retire 24 aircraft and related engines at FedEx Express to better align the U.S. domestic air network capacity to match current and anticipated shipment volumes. In addition, we remain focused on modernizing our aircraft fleet at FedEx Express by adding newer aircraft that are more reliable, fuel efficient and technologically advanced, and retiring older, less-efficient aircraft. As a result of these efforts, FedEx Express is shortening the depreciable lives of the following aircraft and related engines: 31 additional Boeing MD10-10s, 18 additional Airbus A310s, four Boeing 727s ("B727") and one Boeing MD10-30. This will accelerate the retirement of these aircraft to align with the delivery schedule for replacement Boeing 767-300 Freighter ("B767F") and Boeing 757-200 ("B757") aircraft. The accelerated depreciation on these aircraft is expected to total $69 million in 2013, with a partial offset from the avoidance of depreciation related to the aircraft retirements (described in the "Impairment and Other Charges" section above). FedEx Express is also developing an operating and cost structure plan during 2013 to further improve its operational efficiency.

Our capital expenditures for 2013 are expected to decrease to approximately $3.9 billion, with fewer aircraft deliveries in 2013. We will continue to evaluate our investments in critical long-term strategic projects to ensure our capital expenditures generate high returns on investments and are balanced with our outlook for global economic conditions. On June 29, 2012, FedEx Express entered into a supplemental agreement to purchase nine additional B767F aircraft, exercised ten B767F options available under the December 2011 agreement and purchased the right to 15 additional options. In conjunction with the supplemental agreement to purchase B767F aircraft, FedEx Express converted four B777F aircraft deliveries to equivalent purchase value for B767F aircraft purchased under the supplemental agreement. For additional details on key 2013 capital projects, refer to the "Capital Resources" and "Liquidity Outlook" sections of this MD&A.

Our outlook is dependent upon a stable pricing environment for fuel, as volatility in fuel prices impacts our fuel surcharge levels, fuel expense and demand for our services. Historically, our fuel surcharges have largely offset incremental fuel costs; however, volatility in fuel costs may impact earnings because adjustments to our fuel surcharges lag changes in actual fuel prices paid. Therefore, the trailing impact of adjustments to our fuel surcharges can significantly affect our earnings either positively or negatively in the short-term.

As described in Note 17 of the accompanying consolidated financial statements and the "Independent Contractor Matters" section of our FedEx Ground segment MD&A, we are involved in a number of lawsuits and other proceedings that challenge the status of FedEx Ground's owner-operators as independent contractors. FedEx Ground anticipates continuing changes to its relationships with its contractors. The nature, timing and amount of any changes are dependent on the outcome of numerous future events. We cannot reasonably estimate the potential impact of any such changes or a meaningful range of potential outcomes, although they could be material. However, we do not believe that any such changes will impair our ability to operate and profitably grow our FedEx Ground business.

See "Risk Factors" for a discussion of these and other potential risks and uncertainties that could materially affect our future performance.

SEASONALITY OF BUSINESS

Our businesses are cyclical in nature, as seasonal fluctuations affect volumes, revenues and earnings. Historically, the U.S. express package business experiences an increase in volumes in late November and December. International business, particularly in the Asia-to-U.S. market, peaks in October and November in advance of the U.S. holiday sales season. Our first and third fiscal quarters, because they are summer vacation and post winter-holiday seasons, have historically experienced lower volumes relative to other periods. Normally, the fall is the busiest shipping period for FedEx Ground, while late December, June and July are the slowest periods. For FedEx Freight, the spring and fall are the busiest periods and the latter part of December, January and February are the slowest periods. For FedEx Office, the summer months are normally the slowest periods. Shipment levels, operating costs and earnings for each of our companies can also be adversely affected by inclement weather, particularly the impact of severe winter weather in our third fiscal quarter.

NEW ACCOUNTING GUIDANCE

New accounting rules and disclosure requirements can significantly impact our reported results and the comparability of our financial statements.

During our fiscal year, the Financial Accounting Standards Board issued new guidance to make the presentation of items within other comprehensive income ("OCI") more prominent. The new standard will require companies to present items of net income, items of OCI and total comprehensive income in one continuous statement or two separate consecutive statements, and companies will no longer be allowed to present items of OCI in the statement of stockholders' equity. This new standard is effective for our fiscal year ending May 31, 2013.

We believe there is no additional new accounting guidance adopted but not yet effective that is relevant to the readers of our financial statements. However, there are numerous new proposals under development which, if and when enacted, may have a significant impact on our financial reporting.

REPORTABLE SEGMENTS

FedEx Express, FedEx Ground and FedEx Freight represent our major service lines and, along with FedEx Services, form the core of our reportable segments. Our reportable segments include the following businesses:

FedEx Express Segment	> FedEx Express (express transportation) > FedEx Trade Networks (air and ocean freight forwarding and customs brokerage) > FedEx SupplyChain Systems (logistics services)
FedEx Ground Segment	> FedEx Ground (small-package ground delivery) > FedEx SmartPost (small-parcel consolidator)
FedEx Freight Segment	> FedEx Freight (LTL freight transportation) > FedEx Custom Critical (time-critical transportation)
FedEx Services Segment	> FedEx Services (sales, marketing, information technology, communications and back-office functions) > FedEx TechConnect (customer service, technical support, billings and collections) > FedEx Office (document and business services and package acceptance)

FEDEX SERVICES SEGMENT

The FedEx Services segment operates combined sales, marketing, administrative and information technology functions in shared services operations that support our transportation businesses and allow us to obtain synergies from the combination of these functions. For the international regions of FedEx Express, some of these functions are performed on a regional basis by FedEx Express and reported in the FedEx Express segment in expense line items outside of intercompany charges. The FedEx Services segment includes: FedEx Services, which provides sales, marketing, information technology, communications and back-office support to our other companies; FedEx TechConnect, which is responsible for customer service, technical support, billings and collections for U.S. customers of our major business units; and FedEx Office, which provides an array of document and business services and retail access to our customers for our package transportation businesses.

The FedEx Services segment provides direct and indirect support to our transportation businesses, and we allocate all of the net operating costs of the FedEx Services segment (including the net operating results of FedEx Office) to reflect the full cost of operating our transportation businesses in the results of those segments. Within the FedEx Services segment allocation, the net operating results of FedEx Office, which are an immaterial component of our allocations, are allocated to FedEx Express and FedEx Ground. The allocations of net operating costs are based on metrics such as relative revenues or estimated services provided. We believe these allocations approximate the net cost of providing these functions. We review and evaluate the performance of our transportation segments based on operating income (inclusive of FedEx Services segment allocations). For the FedEx Services segment, performance is evaluated based on the impact of its total allocated net operating costs on our transportation segments.

The operating expenses line item "Intercompany charges" on the accompanying unaudited financial summaries of our transportation segments reflects the allocations from the FedEx Services segment to the respective transportation segments. The "Intercompany charges" caption also includes charges and credits for administrative services provided between operating companies and certain other costs such as corporate management fees related to services received for general corporate oversight, including executive officers and certain legal and finance functions. We believe these allocations approximate the net cost of providing these functions.

OTHER INTERSEGMENT TRANSACTIONS

Certain FedEx operating companies provide transportation and related services for other FedEx companies outside their reportable segment. Billings for such services are based on negotiated rates, which we believe approximate fair value, and are reflected as revenues of the billing segment. These rates are adjusted from time to time based on market conditions. Such intersegment revenues and expenses are eliminated in our consolidated results and are not separately identified in the following segment information, because the amounts are not material.

FEDEX EXPRESS SEGMENT

The following tables compare revenues, operating expenses, operating expenses as a percent of revenue, operating income and operating margin (dollars in millions) for the years ended May 31:

				Percent Change	
	2012	2011	2010	2012/ 2011	2011/ 2010
Revenues:					
Package:					
U.S. overnight box	$ 6,546	$ 6,128	$ 5,602	7	9
U.S. overnight envelope	1,747	1,736	1,640	1	6
U.S. deferred	3,001	2,805	2,589	7	8
Total U.S. domestic package revenue	11,294	10,669	9,831	6	9
International priority[1]	8,708	8,228	7,087	6	16
International domestic[2]	853	653	578	31	13
Total package revenue	20,855	19,550	17,496	7	12
Freight:					
U.S.	2,498	2,188	1,980	14	11
International priority[1]	1,827	1,722	1,303	6	32
International airfreight	307	283	251	8	13
Total freight revenue	4,632	4,193	3,534	10	19
Other[3]	1,028	838	525	23	60
Total revenues	26,515	24,581	21,555	8	14
Operating expenses:					
Salaries and employee benefits	9,657	9,183	8,402	5	9
Purchased transportation	1,828	1,573	1,177	16	34
Rentals and landing fees	1,680	1,672	1,577	–	6
Depreciation and amortization	1,169	1,059	1,016	10	4
Fuel	4,304	3,553	2,651	21	34
Maintenance and repairs	1,332	1,353	1,131	(2)	20
Impairment and other charges[4]	134	–	–	NM	–
Intercompany charges	2,193	2,043	1,940	7	5
Other[5]	2,958	2,917	2,534	1	15
Total operating expenses	25,255	23,353	20,428	8	14
Operating income	$ 1,260	$ 1,228	$ 1,127	3	9
Operating margin	4.8%	5.0%	5.2%	(20)bp	(20)bp

(1) International Priority includes FedEx International Priority and FedEx International Economy services.

(2) International domestic revenues include our international intra-country domestic express operations, including acquisitions in India (February 2011) and Mexico (July 2011).

(3) Other revenues include FedEx Trade Networks and, beginning in the second quarter of 2010, FedEx SupplyChain Systems.

(4) Represents charges resulting from the decision to retire 24 aircraft and related engines.

(5) Includes the 2012 reversal of a $66 million legal reserve associated with the ATA Airlines lawsuit which was initially recorded in 2011 (See Note 17 of the accompanying consolidated financial statements).

	Percent of Revenue		
	2012	2011	2010
Operating expenses:			
Salaries and employee benefits	36.4%	37.4%	39.0%
Purchased transportation	6.9	6.4	5.5
Rentals and landing fees	6.3	6.8	7.3
Depreciation and amortization	4.4	4.3	4.7
Fuel	16.2	14.4	12.3
Maintenance and repairs	5.0	5.5	5.2
Impairment and other charges[1]	0.5	–	–
Intercompany charges	8.3	8.3	9.0
Other[2]	11.2	11.9	11.8
Total operating expenses	95.2	95.0	94.8
Operating margin	4.8%	5.0%	5.2%

(1) Represents charges resulting from the decision to retire 24 aircraft and related engines.

(2) Includes the 2012 reversal of a $66 million legal reserve associated with the ATA Airlines lawsuit which was initially recorded in 2011 (See Note 17 of the accompanying consolidated financial statements).

The following table compares selected statistics (in thousands, except yield amounts) for the years ended May 31:

				Percent Change	
	2012	2011	2010	2012/ 2011	2011/ 2010
Package Statistics[1]					
Average daily package volume (ADV):					
U.S. overnight box	1,146	1,184	1,157	(3)	2
U.S. overnight envelope	586	627	614	(7)	2
U.S. deferred	845	873	867	(3)	1
Total U.S. domestic ADV	2,577	2,684	2,638	(4)	2
International priority[2]	559	575	523	(3)	10
International domestic[3]	495	348	318	42	9
Total ADV	3,631	3,607	3,479	1	4
Revenue per package (yield):					
U.S. overnight box	$ 22.31	$ 20.29	$ 19.00	10	7
U.S. overnight envelope	11.65	10.86	10.47	7	4
U.S. deferred	13.87	12.60	11.70	10	8
U.S. domestic composite	17.12	15.59	14.61	10	7
International priority[2]	60.83	56.08	53.10	8	6
International domestic[3]	6.74	7.38	7.14	(9)	3
Composite package yield	22.44	21.25	19.72	6	8
Freight Statistics[1]					
Average daily freight pounds:					
U.S.	7,487	7,340	7,141	2	3
International priority[2]	3,303	3,184	2,544	4	25
International airfreight	1,171	1,235	1,222	(5)	1
Total average daily freight pounds	11,961	11,759	10,907	2	8
Revenue per pound (yield):					
U.S.	$ 1.30	$ 1.17	$ 1.09	11	7
International priority[2]	2.16	2.12	2.01	2	5
International airfreight	1.02	0.90	0.81	13	11
Composite freight yield	1.51	1.40	1.27	8	10

(1) Package and freight statistics include only the operations of FedEx Express.

(2) International priority includes FedEx International Priority and FedEx International Economy services.

(3) International domestic statistics include our international intra-country domestic express operations, including acquisitions in India (February 2011) and Mexico (July 2011).

FEDEX EXPRESS SEGMENT REVENUES

FedEx Express segment revenues increased 8% in 2012 primarily due to an increase in U.S. domestic and IP package yields, partially offset by decreases in U.S. domestic and IP package volumes. In 2012, U.S. domestic package yields increased 10% due to higher fuel surcharges and increased rate per pound. IP package yields increased 8% in 2012 due to higher fuel surcharges, increased package weights and increased rate per pound. Continued softness in the global economy resulted in decreased demand for our U.S. domestic and IP package services in 2012. IP revenue growth was negatively impacted by a lower-yielding mix of services, consisting of growth in deferred services and declines in premium services.

FedEx Express segment revenues increased 14% in 2011 on higher yields and volumes. In 2011, IP package volume increased 10% led by volume growth from Asia, Europe and the U.S. FedEx Express U.S. domestic package yields increased 7% due to higher fuel surcharges, rate increases and increased package weights. IP package yields increased 6% due to higher fuel surcharges, increased package weights and favorable exchange rates. International priority freight pounds increased 25% led by volume growth in Europe.

Our fuel surcharges are indexed to the spot price for jet fuel. Using this index, the U.S. domestic and outbound fuel surcharge and the international fuel surcharges ranged as follows for the years ended May 31:

	2012	2011	2010
U.S. Domestic and Outbound Fuel Surcharge:			
Low	11.50%	7.00%	1.00%
High	16.50	15.50	8.50
Weighted-average	14.23	9.77	6.20
International Fuel Surcharges:			
Low	13.50	7.00	1.00
High	23.00	21.00	13.50
Weighted-average	17.45	12.36	9.47

In January 2012, we implemented a 5.9% average list price increase for FedEx Express U.S. domestic, U.S. export and U.S. import services, while we lowered our fuel surcharge index by two percentage points. In January 2011, we implemented a 5.9% average list price increase on FedEx Express U.S. domestic and U.S. outbound express package and freight shipments and made various changes to other surcharges, while we lowered our fuel surcharge index by two percentage points.

FEDEX EXPRESS SEGMENT OPERATING INCOME

FedEx Express segment operating income increased 3% in 2012 primarily due to the benefit from the timing lag that exists between when fuel prices change and when indexed fuel surcharges automatically adjust and U.S. domestic and IP package yield improvements. Results of the FedEx Express segment reflect the impact of two one-time items in 2012. FedEx Express segment results for 2012 were negatively impacted by $134 million as a result of the decision to retire from service 18 Airbus A310-200 aircraft and 26 related engines as well as six Boeing MD10-10 aircraft and 17 related engines to better align the U.S. domestic air network capacity of FedEx Express to match current and anticipated shipment volumes. The 2012 operating results at the FedEx Express segment were favorably impacted by the reversal of a legal reserve of $66 million associated with the ATA Airlines lawsuit which was initially recorded in 2011 (see Note 17 of the accompanying consolidated financial statements). FedEx Express segment results also benefited from a milder winter compared to the negative impact of unusually severe winter weather in 2011.

Salaries and employee benefits increased 5% in 2012 due to higher incentive compensation accruals and the full reinstatement of 401(k) company-matching contributions effective January 1, 2011. Purchased transportation costs increased 16% in 2012 due to costs associated with the expansion of our freight forwarding business at FedEx Trade Networks, recent business acquisitions in India and Mexico and higher utilization of third-party transportation providers, primarily in Europe. Intercompany charges increased 7% in 2012 due to higher allocated variable incentive compensation expenses.

Fuel costs increased 21% in 2012 due to increases in the average price per gallon of fuel. Fuel usage in 2012 was down slightly.

FedEx Express segment operating income increased in 2011 due to yield and volume growth, particularly in our higher-margin IP package services, although operating margin was down slightly. Higher revenues in 2011 were partially offset by higher retirement plans and medical expenses, increased aircraft maintenance costs, the reinstatement of certain employee compensation programs, and the negative impact of severe weather during the second half of the year. Results in 2011 were also negatively impacted by a legal reserve associated with the ATA Airlines lawsuit (see Note 17 of the accompanying consolidated financial statements).

Salaries and benefits increased 9% in 2011 due to volume-related increases in labor hours, the reinstatement of several employee compensation programs including merit salary increases, higher pension and medical costs, and full 401(k) company-matching contributions. Purchased transportation costs increased 34% in 2011 due to costs associated with the expansion of our freight forwarding business at FedEx Trade Networks and IP package and freight volume growth. Other operating expenses increased 15% due to volume-related expenses and the ATA Airlines legal reserve. Maintenance and repairs expense increased 20% in 2011 primarily due to an increase in aircraft maintenance expenses as a result of timing of maintenance events and higher utilization of our fleet driven by increased volumes.

Fuel costs increased 34% in 2011 due to increases in the average price per gallon of fuel and fuel consumption driven by volume increases. Based on a static analysis of the net impact of year-over-year changes in fuel prices compared to year-over-year changes in fuel surcharges, fuel had a positive impact in 2011. This analysis considers the estimated impact of the reduction in fuel surcharges included in the base rates charged for FedEx Express services.

FEDEX EXPRESS SEGMENT OUTLOOK

We expect increased revenues in 2013 at the FedEx Express segment in our international services and moderately improved yields across all our services as we continue to focus on our yield management programs. We anticipate a slight decline in U.S. domestic package revenue in 2013 due to lower volumes.

FedEx Express segment operating income and operating margin are expected to increase modestly in 2013, on continued growth in international revenues led by IP package services. We also expect improved operating results due to productivity enhancements such as continued improvement in on-road productivity, air operations initiatives and continued realignment of our network. FedEx Express is developing an operating and cost structure plan during 2013 to further improve its operational efficiency.

We will continue to modernize our aircraft fleet at FedEx Express during 2013 by adding newer aircraft that are more reliable, fuel efficient and technologically advanced, and retiring older, less-efficient aircraft. Due to the accelerated retirement of 54 aircraft and related engines to better align with the delivery schedule for replacement aircraft, we expect an additional $69 million in depreciation expense in 2013, partially offset from the avoidance of depreciation related to aircraft retirements (See the "Outlook" section for additional information).

Capital expenditures at FedEx Express are expected to decrease in 2013 as we have delayed the delivery of two B777F aircraft from 2013 related to our aircraft modernization programs (see "Liquidity Outlook" for additional information) which will improve reliability, increase fuel efficiency and reduce operating costs in future years.

FEDEX GROUND SEGMENT

The following tables compare revenues, operating expenses, operating expenses as a percent of revenue, operating income and operating margin (dollars in millions) and selected package statistics (in thousands, except yield amounts) for the years ended May 31:

	2012	2011	2010	Percent Change 2012/ 2011	Percent Change 2011/ 2010
Revenues:					
FedEx Ground	$ 8,791	$ 7,855	$ 6,958	12	13
FedEx SmartPost	782	630	481	24	31
Total revenues	9,573	8,485	7,439	13	14
Operating expenses:					
Salaries and employee benefits	1,451	1,282	1,158	13	11
Purchased transportation	3,762	3,431	2,966	10	16
Rentals	284	263	244	8	8
Depreciation and amortization	389	337	334	15	1
Fuel	14	12	8	17	50
Maintenance and repairs	176	169	166	4	2
Intercompany charges	978	897	795	9	13
Other	755	769	744	(2)	3
Total operating expenses	7,809	7,160	6,415	9	12
Operating income	$ 1,764	$ 1,325	$ 1,024	33	29
Operating margin	18.4%	15.6%	13.8%	280bp	180bp
Average daily package volume:					
FedEx Ground	3,907	3,746	3,523	4	6
FedEx SmartPost	1,692	1,432	1,222	18	17
Revenue per package (yield):					
FedEx Ground	$ 8.77	$ 8.17	$ 7.73	7	6
FedEx SmartPost	$ 1.81	$ 1.72	$ 1.56	5	10

	Percent of Revenue 2012	2011	2010
Operating expenses:			
Salaries and employee benefits	15.2%	15.1%	15.5%
Purchased transportation	39.3	40.4	39.9
Rentals	3.0	3.1	3.3
Depreciation and amortization	4.1	4.0	4.5
Fuel	0.1	0.1	0.1
Maintenance and repairs	1.8	2.0	2.2
Intercompany charges	10.2	10.6	10.7
Other	7.9	9.1	10.0
Total operating expenses	81.6	84.4	86.2
Operating margin	18.4%	15.6%	13.8%

FEDEX GROUND SEGMENT REVENUES

During 2012, FedEx Ground segment revenues increased 13% due to yield and volume growth at both FedEx Ground and FedEx SmartPost.

FedEx Ground yields increased 7% during 2012 primarily due to rate increases, higher fuel surcharges and higher extra service revenue. Average daily package volume increased 4% at FedEx Ground in 2012 due to market share gains from continued growth in our FedEx Home Delivery service and an increase in our commercial business.

At FedEx SmartPost, yields increased 5% in 2012 primarily due to higher fuel surcharges and increased rates, partially offset by an unfavorable service mix. FedEx SmartPost yield represents the amount charged to customers net of postage paid to the United States Postal Service ("USPS"). Average daily volume increased 18% at FedEx SmartPost in 2012 as a result of growth in e-commerce.

FedEx Ground segment revenues increased 14% during 2011 due to volume and yield increases at both FedEx Ground and FedEx SmartPost. FedEx Ground average daily package volume increased 6% during 2011 due to continued growth in our commercial business and our FedEx Home Delivery service. The 6% yield improvement at FedEx Ground during 2011 was primarily due to rate increases, higher fuel surcharges and higher extra service revenue, particularly in residential surcharges.

FedEx SmartPost average daily volume grew 17% during 2011 primarily as a result of growth in e-commerce business, gains in market share and the introduction of new service offerings. Yields increased 10% during 2011 primarily due to growth in higher yielding services, improved fuel surcharges and lower postage costs as a result of increased deliveries to USPS final destination facilities.

The FedEx Ground fuel surcharge is based on a rounded average of the national U.S. on-highway average price for a gallon of diesel fuel, as published by the Department of Energy. Our fuel surcharge ranged as follows for the years ended May 31:

	2012	2011	2010
Low	7.50%	5.50%	2.75%
High	9.50	8.50	5.50
Weighted-average	8.46	6.20	4.23

In January 2012 and 2011, FedEx Ground and FedEx Home Delivery implemented a 4.9% average list price increase. The full average rate increase of 5.9% was partially offset by adjusting the fuel price threshold at which the fuel surcharge begins, reducing the fuel surcharge by one percentage point. FedEx SmartPost rates also increased. In January 2011, FedEx Ground made additional changes to dimensional weight charges and surcharges.

FEDEX GROUND SEGMENT OPERATING INCOME

FedEx Ground segment operating income increased 33% and operating margin increased 280 basis points during 2012 primarily due to higher yields and volume growth. FedEx Ground has continued to shorten transit times throughout 2012 by accelerating various lanes throughout the U.S. and Canada, while maintaining consistently high on-time service. Purchased transportation costs increased 10% in 2012 primarily as a result of volume growth and higher fuel surcharges. Salaries and employee benefits increased 13% primarily due to increased staffing to support volume growth and higher incentive compensation accruals. Intercompany charges increased 9% in 2012 primarily due to higher allocated information technology costs. Depreciation expense increased 15% in 2012 due to higher capital spending across the network, including technology and transportation equipment upgrades and an initiative to replace lighting fixtures throughout the network in order to reduce energy costs.

During 2011, FedEx Ground segment operating income increased 29% and operating margin increased 180 basis points due to improved yield and higher volume resulting from market share growth. We realized a higher retention of our annual rate increase in 2011 as more customers recognized the competitive advantage that we maintain across many shipping lanes in the U.S. We also improved our customers' experience by dramatically reducing our package loss and damage claims while maintaining exceptional service levels. Purchased transportation costs increased 16% in 2011 primarily due to volume growth, higher fuel surcharges and higher rates paid to our independent contractors. Salaries and employee benefits increased 11% in 2011 due primarily to increased staffing at FedEx Ground and FedEx SmartPost to support volume growth and higher pension and medical costs. Intercompany charges increased in 2011 primarily due to higher allocated information technology costs.

EVOLUTION OF INDEPENDENT CONTRACTOR MODEL

Although FedEx Ground is involved in numerous lawsuits and other proceedings (such as state tax audits or other administrative challenges) where the classification of its independent contractors is at issue, a number of recent judicial decisions support our classification, and we believe our relationship with the contractors is generally excellent. For a description of these proceedings, see "Risk Factors" and Note 17 of the accompanying consolidated financial statements.

FedEx Ground has made changes to its relationships with contractors that, among other things, provide incentives for improved service and enhanced regulatory and other compliance by the contractors. For example, FedEx Ground has implemented or is implementing its Independent Service Provider ("ISP") model in a number of states. To date, FedEx Ground has transitioned to the ISP model in 17 states. Based upon the success of this model, FedEx Ground may transition to it in some other states in the future.

FEDEX GROUND SEGMENT OUTLOOK

FedEx Ground segment revenues are expected to continue to grow in 2013, led by volume growth across all our major services due to market share gains while continuing to improve U.S. transit times on additional lanes. We also anticipate yield growth in 2013 through yield management programs.

We expect continued growth in operating income at the FedEx Ground segment in 2013 due to volume and yield increases as well as through productivity enhancements such as automation of the planning and execution of our preload, pickup and delivery processes, and installation of GPS devices on all trailers and dollies to improve fleet management.

Capital spending is expected to increase in 2013, with the majority of our spending resulting from our hub expansions, and vehicle and equipment purchases.

We will continue to vigorously defend various attacks against our independent contractor model and incur ongoing legal costs as a part of this process. While we believe that FedEx Ground's owner-operators are properly classified as independent contractors, it is reasonably possible that we could incur a material loss in connection with one or more of these matters or be required to make material changes to our contractor model. However, we do not believe that any such changes will impair our ability to operate and profitably grow our FedEx Ground business.

FEDEX FREIGHT SEGMENT

The following tables compare revenues, operating expenses, operating expenses as a percent of revenue, operating loss and operating margin (dollars in millions) and selected statistics for the years ended May 31:

				Percent Change	
	2012	2011	2010	2012/ 2011	2011/ 2010
Revenues	$ 5,282	$ 4,911	$ 4,321	8	14
Operating expenses:					
Salaries and employee benefits	2,316	2,303	2,128	1	8
Purchased transportation	851	779	690	9	13
Rentals	114	122	116	(7)	5
Depreciation and amortization	185	205	198	(10)	4
Fuel	636	585	445	9	31
Maintenance and repairs	192	182	148	5	23
Impairment and other charges[1]	-	89	18	NM	394
Intercompany charges	433	427	351	1	22
Other	393	394	380	-	4
Total operating expenses	5,120	5,086	4,474	1	14
Operating income (loss)	$ 162	$ (175)	$ (153)	193	(14)
Operating margin	3.1%	(3.6)%	(3.5)%	670bp	(10)bp
Average daily LTL shipments (in thousands)	84.9	86.0	82.3	(1)	4
Weight per LTL shipment (lbs)	1,156	1,144	1,134	1	1
LTL yield (revenue per hundredweight)	$ 19.57	$ 18.24	$ 17.07	7	7

(1) In 2011, this charge includes severance, impairment and other charges associated with the combination of our FedEx Freight and FedEx National LTL operations, effective January 30, 2011. In 2010, this charge represents impairment charges associated with goodwill related to the FedEx National LTL acquisition.

	Percent of Revenue		
	2012	2011	2010
Operating expenses:			
Salaries and employee benefits	43.9%	46.9%	49.2%
Purchased transportation	16.1	15.9	16.0
Rentals	2.2	2.5	2.7
Depreciation and amortization	3.5	4.2	4.6
Fuel	12.0	11.9	10.3
Maintenance and repairs	3.6	3.7	3.4
Impairment and other charges[1]	-	1.8	0.4
Intercompany charges	8.2	8.7	8.1
Other	7.4	8.0	8.8
Total operating expenses	96.9	103.6	103.5
Operating margin	3.1%	(3.6)%	(3.5)%

(1) In 2011, this charge includes severance, impairment and other charges associated with the combination of our FedEx Freight and FedEx National LTL operations, effective January 30, 2011. In 2010, this charge represents impairment charges associated with goodwill related to the FedEx National LTL acquisition.

FEDEX FREIGHT SEGMENT REVENUES

During 2012, FedEx Freight revenues increased 8% due to increased LTL yield and weight per LTL shipment, partially offset by lower average daily LTL shipments. LTL yield increased 7% during 2012 due to higher fuel surcharges and base yield improvement. Average daily LTL shipments decreased 1% in 2012; however, during the second half of 2012, LTL shipment year-over-year comparisons improved sequentially (2% in the third quarter and 4% in the fourth quarter) due to enhanced service levels, strong customer satisfaction from our service offerings and the impact of severe weather in the prior year.

FedEx Freight segment revenues increased 14% in 2011 due to higher LTL yield and average daily LTL shipments. LTL yields increased 7% in 2011 due to our yield management programs and higher fuel surcharges. Under these programs, LTL yields increased sequentially in each of the previous four quarters, while average daily LTL shipments fell during the second half of 2011. For the full year, average daily LTL shipments increased 4% in 2011 primarily due to volume increases during the first half of 2011 resulting from the impact of discounted pricing in contracts signed during 2010.

The indexed LTL fuel surcharge is based on the average of the national U.S. on-highway average price for a gallon of diesel fuel, as published by the Department of Energy. The indexed LTL fuel surcharge ranged as follows for the years ended May 31:

	2012	2011	2010
Low	19.80%	15.10%	10.80%
High	24.30	20.70	16.10
Weighted-average	22.90	17.00	14.00

On June 8, 2012, FedEx Freight announced a general rate increase of 6.9% for LTL shipments to be effective on July 9, 2012. In June 2011, FedEx Freight increased the fuel surcharge rate to a maximum of 3.6 percentage points above previous levels. In September 2011, we implemented a general rate increase of 6.75% for LTL shipments. In November 2010, we implemented a 6.9% general rate increase for LTL shipments.

FEDEX FREIGHT SEGMENT OPERATING INCOME (LOSS)

In 2012, the FedEx Freight segment operating income increased significantly as a result of higher fuel surcharges, yield growth and ongoing improvements in operational efficiencies due to the combination of our FedEx Freight and FedEx National LTL operations in 2011 (see below). Additionally, the FedEx Freight segment's 2012 results benefited from milder winter weather, while our 2011 results were negatively impacted by unusually severe winter weather.

Purchased transportation costs increased 9% in 2012 due to higher rates and the increased utilization of rail, partially offset by a lower cost per mile due to our ability to optimize mode of transportation while meeting service standards. Fuel costs increased 9% in 2012 due to a higher average price per gallon of diesel fuel partially offset by the increased utilization of rail. Based on a static analysis of the net impact of year-over-year changes in fuel prices compared to year-over-year changes in fuel surcharges, fuel had a positive impact to operating income in 2012. Depreciation and amortization expense decreased 10% in 2012 primarily due to accelerated depreciation in 2011 associated with the combination of our LTL operations.

The FedEx Freight segment operating loss in 2011 included costs associated with the combination of our FedEx Freight and FedEx National LTL operations and the significant impact from severe weather in the second half of the year. We incurred costs associated with the combination of $133 million in 2011, including $89 million recorded in the "Impairment and other charges" caption of the consolidated income statement.

Salaries and employee benefits increased 8% in 2011 primarily due to volume-related increases in labor, wage increases, higher healthcare and pension costs, and the reinstatement of full 401(k) company-matching contributions. Purchased transportation costs increased 13% in 2011 due to higher shipment volumes and higher rates. Fuel costs increased 31% in 2011 due to a higher average price per gallon of diesel fuel and increased fuel consumption as a result of higher shipment volumes. Based on a static analysis of the net impact of year-over-year changes in fuel prices compared to year-over-year changes in fuel surcharges, fuel had a slightly favorable impact to operating income in 2011. Maintenance and repairs expense increased 23% in 2011 due to higher volumes and the aging of our fleet. Also, higher intercompany charges in 2011 reflect the transfer of sales and customer service employees from the FedEx Freight segment entities in the first quarter of 2010.

FEDEX FREIGHT SEGMENT OUTLOOK

We expect revenue growth at the FedEx Freight segment in 2013 as customers increase their utilization of our integrated network. In addition, we expect yield and volume improvement driven by the unique value proposition of our differentiated LTL services.

FedEx Freight operating income is expected to increase significantly in 2013 driven by improvements in yields and the continued improvement in productivity and efficiency across our integrated network. We will continue to use investments in technology, focused on network and equipment planning and customer automation, to further enhance customer service levels throughout 2013.

Capital expenditures in 2013 are expected to be comparable to 2012, with the majority of our spending for replacement of vehicles and freight handling equipment.

FINANCIAL CONDITION

LIQUIDITY

Cash and cash equivalents totaled $2.8 billion at May 31, 2012, compared to $2.3 billion at May 31, 2011. The following table provides a summary of our cash flows for the periods ended May 31 (in millions):

	2012	2011	2010
Operating activities:			
Net income	$ 2,032	$ 1,452	$ 1,184
Impairment and other charges	134	29	18
Other noncash charges and credits	3,504	2,892	2,514
Changes in assets and liabilities	(835)	(332)	(578)
Cash provided by operating activities	4,835	4,041	3,138
Investing activities:			
Capital expenditures	(4,007)	(3,434)	(2,816)
Business acquisitions, net of cash acquired	(116)	(96)	–
Proceeds from asset dispositions and other	74	111	35
Cash used in investing activities	(4,049)	(3,419)	(2,781)
Financing activities:			
Purchase of treasury stock	(197)	–	–
Principal payments on debt	(29)	(262)	(653)
Dividends paid	(164)	(151)	(138)
Other	146	126	99
Cash used in financing activities	(244)	(287)	(692)
Effect of exchange rate changes on cash	(27)	41	(5)
Net increase (decrease) in cash and cash equivalents	$ 515	$ 376	$ (340)

CASH PROVIDED BY OPERATING ACTIVITIES. Cash flows from operating activities increased $794 million in 2012 primarily due to increased earnings, partially offset by higher pension contributions. Cash flows from operating activities increased $903 million in 2011 primarily due to increased earnings and lower pension contributions.

We made contributions of $722 million to our tax-qualified U.S. domestic pension plans ("U.S. Pension Plans") during 2012, including $226 million in voluntary contributions, and contributions of $480 million to our U.S. Pension Plans during 2011, including $121 million in voluntary contributions. We made contributions of $848 million to our U.S. Pension Plans during 2010, including $495 million in voluntary contributions.

CASH USED IN INVESTING ACTIVITIES. Capital expenditures were 17% higher in 2012 largely due to increased spending at FedEx Express and FedEx Freight and 22% higher in 2011 primarily due to increased spending at FedEx Express. See "Capital Resources" for a discussion of capital expenditures during 2012 and 2011.

FINANCING ACTIVITIES. During the second quarter of 2012, we repurchased 2.8 million FedEx common shares at an average price of $70 per share for a total of $197 million. As of May 31, 2012, 2.9 million shares remained under existing share repurchase authorizations.

During 2011, we repaid our $250 million 7.25% notes that matured on February 15, 2011.

CAPITAL RESOURCES

Our operations are capital intensive, characterized by significant investments in aircraft, vehicles, technology, facilities, and package-handling and sort equipment. The amount and timing of capital additions depend on various factors, including pre-existing contractual commitments, anticipated volume growth, domestic and international economic conditions, new or enhanced services, geographical expansion of services, availability of satisfactory financing and actions of regulatory authorities.

The following table compares capital expenditures by asset category and reportable segment for the years ended May 31 (in millions):

				Percent Change	
	2012	2011	2010	2012/ 2011	2011/ 2010
Aircraft and related equipment	$ 1,875	$ 1,988	$ 1,537	(6)	29
Facilities and sort equipment	638	555	630	15	(12)
Vehicles	723	282	220	156	28
Information and technology investments	541	455	289	19	57
Other equipment	230	154	140	49	10
Total capital expenditures	$ 4,007	$ 3,434	$ 2,816	17	22
FedEx Express segment	2,689	2,467	1,864	9	32
FedEx Ground segment	536	426	400	26	7
FedEx Freight segment	340	153	212	122	(28)
FedEx Services segment	437	387	340	13	14
Other	5	1	–	NM	NM
Total capital expenditures	$ 4,007	$ 3,434	$ 2,816	17	22

Capital expenditures during 2012 were higher than the prior year primarily due to increased spending for vehicles at FedEx Express, FedEx Freight and FedEx Ground, although spending for aircraft and related equipment at FedEx Express decreased. Aircraft and aircraft-related equipment purchases at FedEx Express during 2012 included the delivery of seven B777Fs and 15 B757s. Capital expenditures during 2011 were higher than the prior year primarily due to increased spending at FedEx Express for aircraft and aircraft-related equipment and at FedEx Services for information technology investments. Aircraft and aircraft-related equipment purchases at FedEx Express during 2011 included six new B777Fs and 22 B757s.

LIQUIDITY OUTLOOK

We believe that our existing cash and cash equivalents, cash flow from operations, and available financing sources will be adequate to meet our liquidity needs, including working capital, capital expenditure requirements and debt payment obligations. Our cash and cash equivalents balance at May 31, 2012 includes $410 million of cash in offshore jurisdictions associated with our permanent reinvestment strategy. We do not believe that the indefinite reinvestment of these funds offshore impairs our ability to meet our domestic debt or working capital obligations.

We have a shelf registration statement filed with the Securities and Exchange Commission ("SEC") that allows us to sell, in one or more future offerings, any combination of our unsecured debt securities and common stock. Historically, we have been successful in obtaining unsecured financing, from both domestic and international sources, although the marketplace for such investment capital can become restricted depending on a variety of economic factors.

A $1 billion revolving credit facility is available to finance our operations and other cash flow needs and to provide support for the issuance of commercial paper. The revolving credit agreement expires in April 2016. The agreement contains a financial covenant, which requires us to maintain a leverage ratio of adjusted debt (long-term debt, including the current portion of such debt, plus six times our last four fiscal quarters' rentals and landing fees) to capital (adjusted debt plus total common stockholders' investment) that does not exceed 70%. Our leverage ratio of adjusted debt to capital was 53% at May 31, 2012. We believe the leverage ratio covenant is our only significant restrictive covenant in our revolving credit agreement. Our revolving credit agreement contains other customary covenants that do not, individually or in the aggregate, materially restrict the conduct of our business. We are in compliance with the leverage ratio covenant and all other covenants of our revolving credit agreement and do not expect the covenants to affect our operations, including our liquidity or expected funding needs. As of May 31, 2012, no commercial paper was outstanding, and the entire $1 billion under the revolving credit facility was available for future borrowings.

Standard & Poor's has assigned us a senior unsecured debt credit rating of BBB, commercial paper rating of A-2 and a ratings outlook of "stable." During 2012, Moody's Investors Service raised our senior unsecured debt credit rating to Baa1 from Baa2 and affirmed a commercial paper rating of P-2 and a ratings outlook of "stable." If our credit ratings drop, our interest expense may increase. If our commercial paper ratings drop below current levels, we may have difficulty utilizing the commercial paper market. If our senior unsecured debt credit ratings drop below investment grade, our access to financing may become limited.

Subsequent to year-end, we completed acquisitions in Poland, Brazil and France for approximately $500 million (see "Business Acquisitions" for additional information), and on June 15, 2012, we repaid our $300 million 9.65% unsecured notes when they matured.

Our capital expenditures are expected to be $3.9 billion in 2013. We anticipate that our cash flow from operations will be sufficient to fund our capital expenditures in 2013, which will include spending for aircraft and aircraft-related equipment at FedEx Express, sort facility expansion at FedEx Express and FedEx Ground and vehicle replacement at all our transportation segments. We expect approximately 46% of capital expenditures in 2013 will be designated for growth initiatives and 54% dedicated to maintaining our existing operations. Our capital expenditures are expected to decrease in 2013 due to delayed delivery of two B777F aircraft (see below) partially offset by increased spending on facility investment. Our expected capital expenditures for 2013 include $1.3 billion in investments for delivery of aircraft as well as progress payments toward future aircraft deliveries at FedEx Express. For 2013, we anticipate making required contributions to our U.S. Pension Plans totaling approximately $550 million. Our U.S. Pension Plans have ample funds to meet expected benefit payments.

We have several aircraft modernization programs underway which are supported by the purchase of B777F, B767F and B757 aircraft. These aircraft are significantly more fuel-efficient per unit than the aircraft type previously utilized, and these expenditures are necessary to achieve significant long-term operating savings and to support projected long-term international volume growth. Our ability to delay the timing of these aircraft-related expenditures is limited without incurring significant costs to modify existing purchase agreements. We will have a benefit from the tax expensing and accelerated depreciation provisions of the Tax Relief Act of 2010 on qualifying capital investments we make until December 31, 2012.

B777F AIRCRAFT. We have agreed to purchase a total of 43 B777F aircraft (19 of which were in service at May 31, 2012, and an additional four to be delivered in 2013). During the second quarter of 2012, FedEx Express delayed the delivery of two B777F aircraft from 2013, and in conjunction with the execution of the December 2011 B767F aircraft purchase agreement (described below), also delayed the delivery of nine B777F aircraft, five of which were deferred from 2014 and one per year from 2015 to 2018, to better align air network capacity to demand. FedEx Express also exercised two B777F options for aircraft to be delivered at the end of the delivery schedule.

In conjunction with the June 29, 2012 supplemental agreement to purchase B767F aircraft (described below), we agreed to convert four contracted B777F aircraft deliveries that were subject to the Railway Labor Act of 1926, as amended ("RLA") (two scheduled for delivery in fiscal 2016 and two scheduled for delivery in fiscal 2017) to equivalent purchase value for B767F aircraft acquired under the supplemental agreement referenced below.

With consideration of the supplemental agreement, our obligation to purchase 9 of these B777F aircraft is conditioned upon there being no event that causes FedEx Express or its employees not to be covered by the RLA.

B767F AIRCRAFT. We have agreed to purchase a total of 46 B767F aircraft (the first three to be delivered in 2014). In December 2011, FedEx Express entered into an agreement to acquire 27 new B767F aircraft, with the first three arriving in 2014 followed by six per year from 2015 to 2018. The B767F was selected as the best choice to begin replacing FedEx Express's MD10 aircraft, some of which are more than 40 years old. The B767Fs will provide similar capacity as the MD10s, with improved reliability, an approximate 30% increase in fuel efficiency and a minimum of a 20% reduction in unit operating costs.

On June 29, 2012, FedEx Express entered into a supplemental agreement to purchase nine additional B767F aircraft. Additionally, FedEx Express exercised ten B767F options available under the December 2011 agreement and purchased the right to 15 additional options. Four of these 19 additional B767F aircraft purchases are subject to the RLA condition. These 19 additional B767F aircraft are expected to be delivered from fiscal 2015 to 2019 and will replace current MD10-10 and A310-200 aircraft.

B757 AIRCRAFT. Our B757 aircraft are replacing our B727 aircraft, and we expect to be completely transitioned out of the B727 aircraft by 2015.

CONTRACTUAL CASH OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

The following table sets forth a summary of our contractual cash obligations as of May 31, 2012. Certain of these contractual obligations are reflected in our balance sheet, while others are disclosed as future obligations under accounting principles generally accepted in the United States. Except for the current portion of long-term debt and capital lease obligations, this table does not include amounts already recorded in our balance sheet as current liabilities at May 31, 2012. We have certain contingent liabilities that are not accrued in our balance sheet in accordance with accounting principles generally accepted in the United States. These contingent liabilities are not included in the table below. We have other long-term liabilities reflected in our balance sheet, including deferred income taxes, qualified and nonqualified pension and postretirement healthcare plan liabilities and other self-insurance accruals. The payment obligations associated with these liabilities are not reflected in the table below due to the absence of scheduled maturities. Accordingly, this table is not meant to represent a forecast of our total cash expenditures for any of the periods presented.

	Payments Due by Fiscal Year (Undiscounted)						
(in millions)	2013	2014	2015	2016	2017	Thereafter	Total
Operating activities:							
Operating leases	$ 1,872	$ 1,725	$ 1,572	$ 1,391	$ 1,433	$ 5,993	$ 13,986
Non-capital purchase obligations and other	173	191	139	78	52	134	767
Interest on long-term debt	98	97	78	78	78	1,581	2,010
Quarterly contributions to our U.S. Pension Plans	550	–	–	–	–	–	550
Investing activities:							
Aircraft and aircraft-related capital commitments	965	558	824	912	1,009	5,166	9,434
Other capital purchase obligations	127	–	–	–	–	–	127
Financing activities:							
Debt	300	250	–	–	–	989	1,539
Capital lease obligations	120	2	2	1	1	11	137
Total	$ 4,205	$ 2,823	$ 2,615	$ 2,460	$ 2,573	$ 13,874	$ 28,550

Open purchase orders that are cancelable are not considered unconditional purchase obligations for financial reporting purposes and are not included in the table above. Such purchase orders often represent authorizations to purchase rather than binding agreements. See Note 16 of the accompanying consolidated financial statements for more information.

OPERATING ACTIVITIES

In accordance with accounting principles generally accepted in the United States, future contractual payments under our operating leases (totaling $14 billion on an undiscounted basis) are not recorded in our balance sheet. Credit rating agencies routinely use information concerning minimum lease payments required for our operating leases to calculate our debt capacity. The amounts reflected in the table above for operating leases represent future minimum lease payments under noncancelable operating leases (principally aircraft and facilities) with an initial or remaining term in excess of one year at May 31, 2012. In the past, we financed a significant portion of our aircraft needs (and certain other equipment needs) using operating leases (a type of "off-balance sheet financing"). At the time that the decision to lease was made, we determined that these operating leases would provide economic benefits favorable to ownership with respect to market values, liquidity or after-tax cash flows.

The amounts reflected for purchase obligations represent noncancelable agreements to purchase goods or services that are not capital-related. Such contracts include those for printing and advertising and promotions contracts.

Included in the table above within the caption entitled "Non-capital purchase obligations and other" is our estimate of the current portion of the liability ($1 million) for uncertain tax positions. We cannot reasonably estimate the timing of the long-term payments or the amount by which the liability will increase or decrease over time; therefore, the long-term portion of the liability ($50 million) is excluded from the table. See Note 11 of the accompanying consolidated financial statements for further information.

The amounts reflected in the table above for interest on long-term debt represent future interest payments due on our long-term debt, all of which are fixed rate.

INVESTING ACTIVITIES

The amounts reflected in the table above for capital purchase obligations represent noncancelable agreements to purchase capital-related equipment. Such contracts include those for certain purchases of aircraft, aircraft modifications, vehicles, facilities, computers and other equipment. Commitments to purchase aircraft in passenger configuration do not include the attendant costs to modify these aircraft for cargo transport unless we have entered into noncancelable commitments to modify such aircraft.

FINANCING ACTIVITIES

We have certain financial instruments representing potential commitments, not reflected in the table above, that were incurred in the normal course of business to support our operations, including standby letters of credit and surety bonds. These instruments are required under certain U.S. self-insurance programs and are also used in the normal course of international operations. The underlying liabilities insured by these instruments are reflected in our balance sheets, where applicable. Therefore, no additional liability is reflected for the letters of credit and surety bonds themselves.

The amounts reflected in the table above for long-term debt represent future scheduled payments on our long-term debt. In 2013, we have scheduled debt payments of $420 million, which includes $300 million for principal payments on our 9.65% unsecured notes that matured in June 2012, and principal and interest payments on capital leases.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make significant judgments and estimates to develop amounts reflected and disclosed in the financial statements. In many cases, there are alternative policies or estimation techniques that could be used. We maintain a thorough process to review the application of our accounting policies and to evaluate the appropriateness of the many estimates that are required to prepare the financial statements of a complex, global corporation. However, even under optimal circumstances, estimates routinely require adjustment based on changing circumstances and new or better information.

The estimates discussed below include the financial statement elements that are either the most judgmental or involve the selection or application of alternative accounting policies and are material to our financial statements. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and with our independent registered public accounting firm.

RETIREMENT PLANS

OVERVIEW. We sponsor programs that provide retirement benefits to most of our employees. These programs include defined benefit pension plans, defined contribution plans and postretirement healthcare plans.

Pension benefits for most employees are accrued under a cash balance formula we call the Portable Pension Account. Under the Portable Pension Account, the retirement benefit is expressed as a dollar amount in a notional account that grows with annual credits based on pay, age and years of credited service, and interest on the notional account balance. The Portable Pension Account benefit is payable as a lump sum or an annuity at retirement at the election of the employee. The plan interest credit rate varies from year to year based on a U.S. Treasury index and corporate bond rates. Prior to 2009, certain employees earned benefits using a traditional pension formula (based on average earnings and years of service). Benefits under this formula were capped on May 31, 2008 for most employees.

The current rules for pension accounting are complex and can produce tremendous volatility in our results, financial condition and liquidity. Our pension expense is primarily a function of the value of our plan assets and the discount rate used to measure our pension liabilities at a single point in time at the end of our fiscal year (the measurement date). Both of these factors are significantly influenced by the stock and bond markets, which in recent years have experienced substantial volatility.

In addition to expense volatility, we are required to record year-end adjustments to our balance sheet on an annual basis for the net funded status of our pension and postretirement healthcare plans. These adjustments have fluctuated significantly over the past several years and like our pension expense, are a result of the discount rate and value of our plan assets at the measurement date. The funded status of our plans also impacts our liquidity, as current funding laws require increasingly aggressive funding levels for our pension plans. However, the cash funding rules operate under a completely different set of assumptions and standards than those used for financial reporting purposes, so our actual cash funding requirements can differ materially from our reported funded status.

Our retirement plans cost is included in the "Salaries and Employee Benefits" caption in our consolidated income statements. A summary of our retirement plans costs over the past three years is as follows (in millions):

	2012	2011	2010
U.S. domestic and international pension plans	$ 524	$ 543	$ 308
U.S. domestic and international defined contribution plans	338	257	136
Postretirement healthcare plans	70	60	42
	$ 932	$ 860	$ 486

Total retirement plans cost increased $72 million in 2012 primarily due to higher expenses for our 401(k) plans due to the full restoration of company matching contributions on January 1, 2011. Total retirement plans cost increased $374 million in 2011 driven by lower discount rates used to measure our benefit obligations at our May 31, 2010 measurement date. Additionally, we incurred higher expenses for our 401(k) plans in 2011 due to the partial reinstatement of company-matching contributions on January 1, 2010 (previously suspended in February 2009).

Our retirement plans costs are expected to increase significantly in 2013, as historically low discount rates at May 31, 2012 will increase our expenses by over $165 million, of which $150 million is attributable to U.S. Pension Plan expense.

PENSION COST. The accounting for pension and postretirement healthcare plans includes numerous assumptions, including the discount rate and expected long-term investment returns on plan assets. These assumptions most significantly impact our U.S. Pension Plans. The components of pension cost for all pension plans are as follows (in millions):

	2012	2011	2010
Service cost	$ 593	$ 521	$ 417
Interest cost	976	900	823
Expected return on plan assets	(1,240)	(1,062)	(955)
Recognized actuarial losses (gains) and other	195	184	23
Net periodic benefit cost	$ 524	$ 543	$ 308

Following is a discussion of the key estimates we consider in determining our pension cost:

DISCOUNT RATE. This is the interest rate used to discount the estimated future benefit payments that have been accrued to date (the projected benefit obligation, or "PBO") to their net present value and to determine the succeeding year's pension expense. The discount rate is determined each year at the plan measurement date. A decrease in the discount rate increases pension expense. The discount rate affects the PBO and pension expense based on the measurement dates, as described below.

Measurement Date	Discount Rate	Amounts Determined by Measurement Date and Discount Rate
5/31/2012	4.44%	2012 PBO and 2013 expense
5/31/2011	5.76	2011 PBO and 2012 expense
5/31/2010	6.37	2010 PBO and 2011 expense
5/31/2009	7.68	2009 PBO and 2010 expense

We determine the discount rate with the assistance of actuaries, who calculate the yield on a theoretical portfolio of high-grade corporate bonds (rated Aa or better) with cash flows designed to match our expected benefit payments in future years. In developing this theoretical portfolio, we select bonds that match cash flows to benefit payments, limit our concentration by industry and issuer, and apply screening criteria to ensure bonds with a call feature have a low probability of being called. To the extent scheduled bond proceeds exceed the estimated benefit payments in a given period, the calculation assumes those excess proceeds are reinvested at one-year forward rates.

The discount rate assumption is highly sensitive, as the following table illustrates for our largest tax-qualified U.S. domestic pension plan:

	Sensitivity (in millions)	
	Effect on 2013 Pension Expense	Effect on 2012 Pension Expense
One-basis-point change in discount rate	$ 2.3	$ 1.9

At our May 31, 2012 measurement date, a 50-basis-point increase in the discount rate would have decreased our 2012 PBO by approximately $1.5 billion and a 50-basis-point decrease in the discount rate would have increased our 2012 PBO by approximately $1.7 billion. From 2009 to 2012, the discount rate used to value our liabilities has declined by over 300 basis points, which increased the valuation of our liabilities by over $7 billion.

PLAN ASSETS. The estimated average rate of return on plan assets is a long-term, forward-looking assumption that also materially affects our pension cost. It is required to be the expected future long-term rate of earnings on plan assets. Our pension plan assets are invested primarily in listed securities, and our pension plans hold only a minimal investment in FedEx common stock that is entirely at the discretion of third-party pension fund investment managers. As part of our strategy to manage future pension costs and net funded status volatility, we have transitioned to a liability-driven investment strategy with a greater concentration of fixed-income securities to better align plan assets with liabilities.

Establishing the expected future rate of investment return on our pension assets is a judgmental matter, which we review on an annual basis and revise as appropriate. Management considers the following factors in determining this assumption:

- the duration of our pension plan liabilities, which drives the investment strategy we can employ with our pension plan assets;
- the types of investment classes in which we invest our pension plan assets and the expected compound geometric return we can reasonably expect those investment classes to earn over time; and
- the investment returns we can reasonably expect our investment management program to achieve in excess of the returns we could expect if investments were made strictly in indexed funds.

The following table summarizes our current asset allocation strategy (dollars in millions):

	Plan Assets at Measurement Date					
	2012			2011		
Asset Class	Actual	Actual %	Target %	Actual	Actual %	Target %
Domestic equities	$ 5,616	33%	33%	$ 5,761	37%	33%
International equities	1,657	10	12	2,013	13	12
Private equities	402	2	5	403	3	5
Total equities	7,675	45	50	8,177	53	50
Fixed-income securities	8,799	52	49	6,995	45	49
Cash and other	539	3	1	346	2	1
	$ 17,013	100%	100%	$ 15,518	100%	100%

We have assumed an 8.0% compound geometric long-term rate of return on our U.S. Pension Plan assets for 2013, 2012 and 2011. The actual returns during each of the last three fiscal years have exceeded that long-term assumption. The actual historical return on our U.S. Pension Plan assets, calculated on a compound geometric basis, was approximately 7.4%, net of investment manager fees, for the 15-year period ended May 31, 2012 and 7.8%, net of investment manager fees, for the 15-year period ended May 31, 2011. A one-basis-point change in our expected return on plan assets impacts our pension expense by $1.7 million.

Pension expense is also affected by the accounting policy used to determine the value of plan assets at the measurement date. We use a calculated-value method to determine the value of plan assets, which helps mitigate short-term volatility in market performance (both increases and decreases) by amortizing certain actuarial gains or losses over a period no longer than four years. Another method used in practice applies the market value of plan assets at the measurement date. For purposes of valuing plan assets for determining 2013 pension expense, the calculated value method resulted in the same value as the market value.

FUNDED STATUS. Following is information concerning the funded status of our pension plans as of May 31 (in millions):

	2012	2011
Funded Status of Plans:		
Projected benefit obligation (PBO)	$ 22,187	$ 17,372
Fair value of plan assets	17,334	15,841
Funded status of the plans	$ (4,853)	$ (1,531)
Components of Funded Status by Plans:		
U.S. qualified plans	$ (4,179)	$ (927)
U.S. nonqualified plans	(355)	(339)
International plans	(319)	(265)
Net funded status	$ (4,853)	$ (1,531)
Components of Amounts Included in Balance Sheets:		
Current pension and other benefit obligations	$ (35)	$ (33)
Noncurrent pension and other benefit obligations	(4,818)	(1,498)
Net amount recognized	$ (4,853)	$ (1,531)
Cash Amounts:		
Cash contributions during the year	$ 780	$ 557
Benefit payments during the year	$ 502	$ 468

The amounts recognized in the balance sheet reflect a snapshot of the state of our long-term pension liabilities at the plan measurement date and the effect of year-end accounting on plan assets. At May 31, 2012, we recorded a decrease to equity through OCI of $2.4 billion (net of tax) to reflect unrealized actuarial losses during 2012 related to a decline in the discount rate. Those losses are subject to amortization over future years and may be reflected in future income statements unless they are recovered. At May 31, 2011, we recorded a decrease to equity through OCI of $350 million (net of tax) to reflect unrealized actuarial losses during 2011 related to a decline in the discount rate.

The funding requirements for our U.S. Pension Plans are governed by the Pension Protection Act of 2006, which has aggressive funding requirements in order to avoid benefit payment restrictions that become effective if the funded status determined under Internal Revenue Service rules falls below 80% at the beginning of a plan year. All of our U.S. Pension Plans have funded status levels in excess of 80% and our plans remain adequately funded to provide benefits to our employees as they come due. Additionally, current benefit payments are nominal compared to our total plan assets (benefit payments for our U.S. Pension Plans for 2012 were approximately $465 million or 3% of plan assets).

During 2012, we made $722 million in contributions to our U.S. Pension Plans, including $226 million in voluntary contributions. Over the past several years, we have made voluntary contributions to our U.S. Pension Plans in excess of the minimum required contributions. Amounts contributed in excess of the minimum required result in a credit balance for funding purposes that can be used to meet minimum contribution requirements in future years. For 2013, we anticipate making required contributions to our U.S. Pension Plans totaling approximately $550 million.

Cumulative unrecognized actuarial losses were $8.9 billion through May 31, 2012, compared to $5.4 billion through May 31, 2011. These unrecognized losses reflect changes in the discount rates and differences between expected and actual asset returns, which are being amortized over future periods. These unrecognized losses may be recovered in future periods through actuarial gains. However, unless they are below a corridor amount, these unrecognized actuarial losses are required to be amortized and recognized in future periods. Our pension expense includes amortization of these actuarial losses of $302 million in 2012, $276 million in 2011 and $125 million in 2010.

SELF-INSURANCE ACCRUALS

We are self-insured up to certain limits for costs associated with workers' compensation claims, vehicle accidents and general business liabilities, and benefits paid under employee healthcare and long-term disability programs. Our reserves are established for estimates of loss on reported claims, including incurred-but-not-reported claims. Self-insurances accruals reflected in our balance sheet were $1.6 billion at May 31, 2012, and May 31, 2011. Approximately 40% of these accruals were classified as current liabilities.

Our self-insurance accruals are primarily based on the actuarially estimated, undiscounted cost of claims incurred as of the balance sheet date. These estimates include consideration of factors such as severity of claims, frequency of claims and future healthcare costs. Cost trends on material accruals are updated each quarter. We self-insure up to certain limits that vary by operating company and type of risk. Periodically, we evaluate the level of insurance coverage and adjust insurance levels based on risk tolerance and premium expense. Historically, it has been infrequent that incurred claims exceeded our self-insured limits.

We believe the use of actuarial methods to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals. However, the use of any estimation technique in this area is inherently sensitive given the magnitude of claims involved and the length of time until the ultimate cost is known. We believe our recorded obligations for these expenses are consistently measured on a conservative basis. Nevertheless, changes in healthcare costs, accident frequency and severity, insurance retention levels and other factors can materially affect the estimates for these liabilities.

LONG-LIVED ASSETS

PROPERTY AND EQUIPMENT. Our key businesses are capital intensive, with approximately 58% of our total assets invested in our transportation and information systems infrastructures. We capitalize only those costs that meet the definition of capital assets under accounting standards. Accordingly, repair and maintenance costs that do not extend the useful life of an asset or are not part of the cost of acquiring the asset are expensed as incurred.

The depreciation or amortization of our capital assets over their estimated useful lives, and the determination of any salvage values, requires management to make judgments about future events. Because we utilize many of our capital assets over relatively long periods (the majority of aircraft costs are depreciated over 15 to 30 years), we periodically evaluate whether adjustments to our estimated service lives or salvage values are necessary to ensure these estimates properly match the economic use of the asset. This evaluation may result in changes in the estimated lives and residual values used to depreciate our aircraft and other equipment. In May 2012, we made the decision to shorten the depreciable lives for 54 aircraft and related engines to accelerate the retirement of these aircraft to better align the U.S. domestic air network capacity to match current and anticipated shipment volumes in light of the delivery schedule for replacement aircraft. Due to our decision to accelerate retirement of certain aircraft and related engines, our depreciation expense will increase over the next three years, partially offset from the avoidance of depreciation related to aircraft retirements. (See the "Outlook" section for additional information). For our aircraft, we typically assign no residual value due to the utilization of these assets in cargo configuration, which results in little to no value at the end of their useful life. These estimates affect the amount of depreciation expense recognized in a period and, ultimately, the gain or loss on the disposal of the asset. Changes in the estimated lives of assets will result in an increase or decrease in the amount of depreciation recognized in future periods and could have a material impact on our results of operations. Historically, gains and losses on disposals of operating equipment have not been material. However, such amounts may differ materially in the future due to changes in business levels, technological obsolescence, accident frequency, regulatory changes and other factors beyond our control.

Because of the lengthy lead times for aircraft manufacture and modifications, we must anticipate volume levels and plan our fleet requirements years in advance, and make commitments for aircraft based on those projections. Furthermore, the timing and availability of certain used aircraft types (particularly those with better fuel efficiency) may create limited opportunities to acquire these aircraft at favorable prices in advance of our capacity needs. These activities create risks that asset capacity may exceed demand and that an impairment of our assets may occur. Aircraft purchases (primarily aircraft in passenger configuration) that have not been placed in service totaled $127 million at May 31, 2012 and $173 million at May 31, 2011. We plan to modify these assets in the future and place them into operations.

The accounting test for whether an asset held for use is impaired involves first comparing the carrying value of the asset with its estimated future undiscounted cash flows. If the cash flows do not exceed the carrying value, the asset must be adjusted to its current fair value. We operate integrated transportation networks and, accordingly, cash flows for most of our operating assets are assessed at a network level, not at an individual asset level for our analysis of impairment. Further, decisions about capital investments are evaluated based on the impact to the overall network rather than the return on an individual asset. We make decisions to remove certain long-lived assets from service based on projections of reduced capacity needs or lower operating costs of newer aircraft types, and those decisions may result in an impairment charge. Assets held for disposal must be adjusted to their estimated fair values less costs to sell when the decision is made to dispose of the asset and certain other criteria are met. The fair value determinations for such aircraft may require management estimates, as there may not be active markets for some of these aircraft. Such estimates are subject to revision from period to period.

During the fourth quarter of 2012, we incurred a noncash impairment charge of $134 million. This charge related to our May 2012 decision to permanently retire 18 Airbus A310-200 aircraft and 26 related engines as well as six Boeing MD10-10 aircraft and 17 related engines to better align the U.S. domestic air network capacity of FedEx Express to match current and anticipated shipment volumes. The majority of these aircraft were temporarily idled and not in revenue service.

In 2011, we incurred asset impairment charges of $29 million related to the combination of our LTL operations at FedEx Freight. There were no material property and equipment impairment charges recognized in 2010.

LEASES. We utilize operating leases to finance certain of our aircraft, facilities and equipment. Such arrangements typically shift the risk of loss on the residual value of the assets at the end of the lease period to the lessor. As disclosed in "Contractual Cash Obligations" and Note 7 of the accompanying consolidated financial statements, at May 31, 2012 we had approximately $14 billion (on an undiscounted basis) of future commitments for payments under operating leases. The weighted-average remaining lease term of all operating leases outstanding at May 31, 2012 was approximately six years. The future commitments for operating leases are not reflected as a liability in our balance sheet under current U.S. accounting rules.

The determination of whether a lease is accounted for as a capital lease or an operating lease requires management to make estimates primarily about the fair value of the asset and its estimated economic useful life. In addition, our evaluation includes ensuring we properly account for build-to-suit lease arrangements and making judgments about whether various forms of lessee involvement during the construction period make the lessee an agent for the owner-lessor or, in substance, the owner of the asset during the construction period. We believe we have well-defined and controlled processes for making these evaluations, including obtaining third-party appraisals for material transactions to assist us in making these evaluations.

Under a proposed revision to the accounting standards for leases, we would be required to record an asset and a liability for our outstanding operating leases similar to the current accounting for capital leases. Notably, the amount we record in the future would be the net present value of our future lease commitments at the date of adoption. This proposed guidance has not been issued and has been subjected to numerous revisions since the proposal was issued. Accordingly, we cannot make any judgments about the specific impact of the new proposed standard to us. However, our existing financing agreements and the rating agencies that evaluate our credit worthiness already take our operating leases into account.

GOODWILL. As of May 31, 2012, we had $2.4 billion of recorded goodwill from our acquisitions, representing the excess of the purchase price over the fair value of the net assets we have acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired entity.

In our evaluation of goodwill impairment, we perform a qualitative assessment which requires management judgment and the use of estimates to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, we would proceed to a two-step process to test goodwill for impairment, including comparing the fair value of each reporting unit with its carrying value (including attributable goodwill). Fair value is estimated using standard valuation methodologies (principally the income or market approach) incorporating market participant considerations and management's assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Estimates used by management can significantly affect the outcome of the impairment test. Changes in forecasted operating results and other assumptions could materially affect these estimates. We perform our annual impairment tests in the fourth quarter unless circumstances indicate the need to accelerate the timing of the test.

Our reporting units with significant recorded goodwill include our FedEx Express, FedEx Freight and FedEx Office (reported in the FedEx Services segment) reporting units. We evaluated these reporting units during the fourth quarters of 2012 and 2011. The estimated fair value of each of these reporting units exceeded their carrying values in 2012 and 2011, and we do not believe that any of these reporting units were at risk as of May 31, 2012. We have recorded goodwill impairment charges associated with our FedEx Office reporting unit in recent years. While the performance of this business has improved, the realization of the value of the remaining attributable goodwill ($351 million) is dependent upon execution of our growth strategies and initiatives in the future.

In connection with our annual impairment testing of goodwill conducted in the fourth quarter of 2010, we recorded a charge of $18 million for impairment of the value of the remaining goodwill at our FedEx National LTL reporting unit. The impairment charge resulted from the significant negative impact of the U.S. recession on the LTL industry, which resulted in volume and yield declines and operating losses. In connection with the combination of our LTL networks in 2011, this unit was merged into the FedEx Freight reporting unit.

CONTINGENCIES

We are subject to various loss contingencies, including tax proceedings and litigation, in connection with our operations. Contingent liabilities are difficult to measure, as their measurement is subject to multiple factors that are not easily predicted or projected. Further, additional complexity in measuring these liabilities arises due to the various jurisdictions in which these matters occur, which makes our ability to predict their outcome highly uncertain. Moreover, different accounting rules must be employed to account for these items based on the nature of the contingency. Accordingly, significant management judgment is required to assess these matters and to make determinations about the measurement of a liability, if any. Our material pending loss contingencies are described in Note 17 of the accompanying consolidated financial statements. In the opinion of management, the aggregate liability, if any, of individual matters or groups of matters not specifically described in Note 17 is not expected to be material to our financial position, results of operations or cash flows. The following describes our methods and associated processes for evaluating these matters.

TAX CONTINGENCIES. We are subject to income and operating tax rules of the U.S., its states and municipalities, and of the foreign jurisdictions in which we operate. Significant judgment is required in determining income tax provisions, as well as deferred tax asset and liability balances and related deferred tax valuation allowances, if necessary, due to the complexity of these rules and their interaction with one another. We account for income taxes by recording both current taxes payable and deferred tax assets and liabilities. Our provision for income taxes is based on domestic and international statutory income tax rates in the jurisdictions in which we operate, applied to taxable income, reduced by applicable tax credits.

Tax contingencies arise from uncertainty in the application of tax rules throughout the many jurisdictions in which we operate and are impacted by several factors, including tax audits, appeals, litigation, changes in tax laws and other rules and their interpretations, and changes in our business. We regularly assess the potential impact of these factors for the current and prior years to determine the adequacy of our tax provisions. We continually evaluate the likelihood and amount of potential adjustments and adjust our tax positions, including the current and deferred tax liabilities, in the period in which the facts that give rise to a revision become known. In addition, management considers the advice of third parties in making conclusions regarding tax consequences.

We recognize liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the related provision.

We classify interest related to income tax liabilities as interest expense, and if applicable, penalties are recognized as a component of income tax expense. The income tax liabilities and accrued interest and penalties that are due within one year of the balance sheet date are presented as current liabilities. The remaining portion of our income tax liabilities and accrued interest and penalties are presented as noncurrent liabilities because payment of cash is not anticipated within one year of the balance sheet date. These noncurrent income tax liabilities are recorded in the caption "Other liabilities" in the accompanying consolidated balance sheets.

We account for operating taxes based on multi-state, local and foreign taxing jurisdiction rules in those areas in which we operate. Provisions for operating taxes are estimated based upon these rules, asset acquisitions and disposals, historical spend and other variables. These provisions are consistently evaluated for reasonableness against compliance and risk factors.

We measure and record operating tax contingency accruals in accordance with accounting guidance for contingencies. As discussed below, this guidance requires an accrual of estimated loss from a contingency, such as a tax or other legal proceeding or claim, when it is probable that a loss will be incurred and the amount of the loss can be reasonably estimated.

OTHER CONTINGENCIES. Because of the complex environment in which we operate, we are subject to other legal proceedings and claims, including those relating to general commercial matters, employment-related claims and FedEx Ground's owner-operators. Accounting guidance for contingencies requires an accrual of estimated loss from a contingency, such as a tax or other legal proceeding or claim, when it is probable (i.e., the future event or events are likely to occur) that a loss will be incurred and the amount of the loss can be reasonably estimated. This guidance also requires disclosure of a loss contingency matter when, in management's judgment, a material loss is reasonably possible or probable.

During the preparation of our financial statements, we evaluate our contingencies to determine whether it is probable, reasonably possible or remote that a liability has been incurred. A loss is recognized for all contingencies deemed probable and estimable, regardless of amount. For unresolved contingencies with potentially material exposure that are deemed reasonably possible, we evaluate whether a potential loss or range of loss can be reasonably estimated.

Our evaluation of these matters is the result of a comprehensive process designed to ensure that accounting recognition of a loss or disclosure of these contingencies is made in a timely manner and involves our legal and accounting personnel, as well as external counsel where applicable. The process includes regular communications during each quarter and scheduled meetings shortly before the completion of our financial statements to evaluate any new legal proceedings and the status of any existing matters.

In determining whether a loss should be accrued or a loss contingency disclosed, we evaluate, among other factors:

- the current status of each matter within the scope and context of the entire lawsuit (i.e., the lengthy and complex nature of class-action matters);
- the procedural status of each lawsuit;
- any opportunities to dispose of the lawsuit on its merits before trial (i.e., motion to dismiss or for summary judgment);
- the amount of time remaining before the trial date;
- the status of discovery;
- the status of settlement, arbitration or mediation proceedings, and;
- our judgment regarding the likelihood of success prior to or at trial.

In reaching our conclusions with respect to accrual of a loss or loss contingency disclosure, we take a holistic view of each matter based on these factors and the information available prior to the issuance of our financial statements. Uncertainty with respect to an individual factor or combination of these factors may impact our decisions related to accrual or disclosure of a loss contingency, including a conclusion that we are unable to establish an estimate of possible loss or a meaningful range of possible loss. We update our disclosures to reflect our most current understanding of the contingencies at the time we issue our financial statements. However, events may arise that were not anticipated and the outcome of a contingency may result in a loss to us that differs materially from our previously estimated liability or range of possible loss.

Despite the inherent complexity in the accounting and disclosure of contingencies, we believe that our processes are robust and thorough and provide a consistent framework for management in evaluating the potential outcome of contingencies for proper accounting recognition and disclosure.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATES. While we currently have market risk sensitive instruments related to interest rates, we have no significant exposure to changing interest rates on our long-term debt because the interest rates are fixed on all of our long-term debt. As disclosed in Note 6 to the accompanying consolidated financial statements, we had outstanding fixed-rate, long-term debt (exclusive of capital leases) with estimated fair values of $2.0 billion at May 31, 2012 and $1.9 billion at May 31, 2011. Market risk for fixed-rate, long-term debt is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in interest rates and amounts to $30 million as of May 31, 2012 and $36 million as of May 31, 2011. The underlying fair values of our long-term debt were estimated based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

We have interest rate risk with respect to our pension and postretirement benefit obligations. Changes in interest rates impact our liabilities associated with these benefit plans as well as the amount of pension and postretirement benefit expense recognized. Declines in the value of plan assets could diminish the funded status of our pension plans and potentially increase our requirement to make contributions to the plans. Substantial investment losses on plan assets will also increase pension and postretirement benefit expense in the years following the losses.

FOREIGN CURRENCY. While we are a global provider of transportation, e-commerce and business services, the substantial majority of our transactions are denominated in U.S. dollars. The principal foreign currency exchange rate risks to which we are exposed are in the British pound, Canadian dollar, Chinese yuan, euro, Hong Kong dollar and Japanese yen. Historically, our exposure to foreign currency fluctuations is more significant with respect to our revenues than our expenses, as a significant portion of our expenses are denominated in U.S. dollars, such as aircraft and fuel expenses. During 2012 and 2011, foreign currency fluctuations positively impacted operating income. However, favorable foreign currency fluctuations also may have had an offsetting impact on the price we obtained or the demand for our services, which is not quantifiable. At May 31, 2012, the result of a uniform 10% strengthening in the value of the dollar relative to the currencies in which our transactions are denominated would result in a decrease in operating income of $75 million for 2013. This theoretical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. This calculation is not indicative of our actual experience in foreign currency transactions. In addition to the direct effects of changes in exchange rates, fluctuations in exchange rates also affect the volume of sales or the foreign currency sales price as competitors' services become more or less attractive. The sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.

COMMODITY. While we have market risk for changes in the price of jet and vehicle fuel, this risk is largely mitigated by our fuel surcharges because our fuel surcharges are closely linked to market prices for fuel. Therefore, a hypothetical 10% change in the price of fuel would not be expected to materially affect our earnings.

However, our fuel surcharges have a timing lag (approximately six to eight weeks for FedEx Express and FedEx Ground) before they are adjusted for changes in fuel prices. Our fuel surcharge index also allows fuel prices to fluctuate approximately 2% for FedEx Express and approximately 4% for FedEx Ground before an adjustment to the fuel surcharge occurs. Accordingly, our operating income in a specific period may be significantly affected should the spot price of fuel suddenly change by a substantial amount or change by amounts that do not result in an adjustment in our fuel surcharges.

OTHER. We do not purchase or hold any derivative financial instruments for trading purposes.

RISK FACTORS

Our financial and operating results are subject to many risks and uncertainties, as described below.

We are directly affected by the state of the economy. While macro-economic risks apply to most companies, we are particularly vulnerable. The transportation industry is highly cyclical and especially susceptible to trends in economic activity, such as the recent global recession. Our primary business is to transport goods, so our business levels are directly tied to the purchase and production of goods — key macro-economic measurements. When individuals and companies purchase and produce fewer goods, we transport fewer goods. In addition, we have a relatively high fixed-cost structure, which is difficult to quickly adjust to match shifting volume levels. Moreover, as we continue to grow our international business, we are increasingly affected by the health of the global economy. In 2012, global economic conditions resulted in decreased demand for our U.S. domestic and International Priority package services at FedEx Express, as customers utilized lower priced deferred services.

Our businesses depend on our strong reputation and the value of the FedEx brand. The FedEx brand name symbolizes high-quality service, reliability and speed. FedEx is one of the most widely recognized, trusted and respected brands in the world, and the FedEx brand is one of our most important and valuable assets. In addition, we have a strong reputation among customers and the general public for high standards of social and environmental responsibility and corporate governance and ethics. The FedEx brand name and our corporate reputation are powerful sales and marketing tools, and we devote significant resources to promoting and protecting them. Adverse publicity (whether or not justified) relating to activities by our employees, contractors or agents, such as customer service mishaps or noncompliance with anti-corruption laws, could tarnish our reputation and reduce the value of our brand. With the increase in the use of social media outlets such as YouTube and Twitter, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to defend against. Damage to our reputation and loss of brand equity could reduce demand for our services and thus have an adverse effect on our financial condition, liquidity and results of operations, as well as require additional resources to rebuild our reputation and restore the value of our brand.

We rely heavily on information and technology to operate our transportation and business networks, and any disruption to our technology infrastructure or the Internet could harm our operations and our reputation among customers. Our ability to attract and retain customers and to compete effectively depends in part upon the sophistication and reliability of our technology network, including our ability to provide features of service that are important to our customers. External and internal risks, such as malware, code anomalies, "Acts of God," attempts to penetrate our networks, data leakage and human error, pose a direct threat to our products, services and data. Any disruption to the Internet or our complex, global technology infrastructure, including those impacting our computer systems and customer Web sites, could adversely impact our customer service, volumes, and revenues and result in increased costs. These types of adverse impacts could also occur in the event the confidentiality, integrity, or availability of company and customer information was compromised due to a data loss by FedEx or a trusted third party. While we have invested and continue to invest in technology security initiatives, information technology risk management and disaster recovery plans, these measures cannot fully insulate us from technology disruptions or data loss and the resulting adverse effect on our operations and financial results.

Our transportation businesses may be impacted by the price and availability of fuel. We must purchase large quantities of fuel to operate our aircraft and vehicles, and the price and availability of fuel can be unpredictable and beyond our control. To date, we have been mostly successful in mitigating over time the expense impact of higher fuel costs through our indexed fuel surcharges, as the amount of the surcharges is closely linked to the market prices for fuel. If we are unable to maintain or increase our fuel surcharges because of competitive pricing pressures or some other reason, fuel costs could adversely impact our operating results. Even if we are able to offset the cost of fuel with our surcharges, high fuel surcharges could move our customers, especially in the U.S. domestic market, away from our higher-yielding express services to our lower-yielding ground services or even reduce customer demand for our services altogether. In addition, disruptions in the supply of fuel could have a negative impact on our ability to operate our transportation networks.

Our businesses are capital intensive, and we must make capital decisions based upon projected volume levels. We make significant investments in aircraft, vehicles, technology, package handling facilities, sort equipment, copy equipment and other assets to support our transportation and business networks. We also make significant investments to rebrand, integrate and grow the companies that we acquire. The amount and timing of capital investments depend on various factors, including our anticipated volume growth. We must make commitments to purchase or modify aircraft years before the aircraft are actually needed. We must predict volume levels and fleet requirements and make commitments for aircraft based on those projections. Missing our projections could result in too much or too little capacity relative to our shipping volumes. Overcapacity could lead to asset dispositions or write-downs and undercapacity could negatively impact service levels. For example, in the fourth quarter of 2012, in order to better align the U.S. domestic air network capacity of FedEx Express to match current and anticipated shipment volumes, we made a decision to retire from service certain aircraft and certain excess aircraft engines and thus recorded a noncash impairment charge of $134 million. We are also developing operating and cost structure plans to further improve our efficiency at FedEx Express.

We face intense competition. The transportation and business services markets are both highly competitive and sensitive to price and service, especially in periods of little or no macro-economic growth. Some of our competitors have more financial resources than we do, or they are controlled or subsidized by foreign governments, which enables them to raise capital more easily. We believe we compete effectively with these companies — for example, by providing more reliable service at compensatory prices. However, an irrational pricing environment can limit our ability not only to maintain or increase our prices (including our fuel surcharges in response to rising fuel costs), but also to maintain or grow our market share. In addition, high volume package shippers could develop in-house ground delivery capabilities, which would in turn reduce our revenues and market share. While we believe we compete effectively through our current service offerings, if our current competitors or potential future competitors offer a broader range of services or more effectively bundle their services or our current customers become competitors, it could impede our ability to maintain or grow our market share.

If we do not effectively operate, integrate, leverage and grow acquired businesses, our financial results and reputation may suffer. Our strategy for long-term growth, productivity and profitability depends in part on our ability to make prudent strategic acquisitions and to realize the benefits we expect when we make those acquisitions. In furtherance of this strategy, we recently made strategic acquisitions in Mexico, Poland, France and Brazil. While we expect our past and future acquisitions to enhance our value proposition to customers and improve our long-term profitability, there can be no assurance that we will realize our expectations within the time frame we have established, if at all, or that we can continue to support the value we allocate to these acquired businesses, including their goodwill or other intangible assets.

Labor organizations attempt to organize groups of our employees from time to time, and potential changes in labor laws could make it easier for them to do so. If we are unable to continue to maintain good relationships with our employees and prevent labor organizations from organizing groups of our employees, our operating costs could significantly increase and our operational flexibility could be significantly reduced. Despite continual organizing attempts by labor unions, other than the pilots of FedEx Express, all of our U.S. employees have thus far chosen not to unionize. The U.S. Congress has, in the past, considered adopting changes in labor laws, however, that would make it easier for unions to organize units of our employees. For example, there is always a possibility that Congress could remove most FedEx Express employees from the purview of the RLA. Such legislation could expose our customers to the type of service disruptions that the RLA was designed to prevent — local work stoppages in key areas that interrupt the timely flow of shipments of time-sensitive, high-value goods throughout our global network. Such disruptions could threaten our ability to provide competitively priced shipping options and ready access to global markets. There is also the possibility that Congress could pass other labor legislation that could adversely affect our companies, such as FedEx Ground and FedEx Freight, whose employees are governed by the National Labor Relations Act of 1935, as amended (the "NLRA"). In addition, federal and state governmental agencies, such as the National Labor Relations Board, have and may continue to take actions that could make it easier for our employees to organize under the RLA or NLRA. Finally, changes to federal or state laws governing employee classification could impact the status of FedEx Ground's owner-operators as independent contractors.

FedEx Ground relies on owner-operators to conduct its linehaul and pickup-and-delivery operations, and the status of these owner-operators as independent contractors, rather than employees, is being challenged. FedEx Ground's use of independent contractors is well suited to the needs of the ground delivery business and its customers, as evidenced by the strong growth of this business segment. We are involved in numerous lawsuits and state tax and other administrative proceedings that claim that the company's owner-operators or their drivers should be treated as our employees, rather than independent contractors. We incur certain costs, including legal fees, in defending the status of FedEx Ground's owner-operators as independent contractors. We believe that FedEx Ground's owner-operators are properly classified as independent contractors and that FedEx Ground is not an employer of the drivers of the company's independent contractors. However, adverse determinations in these matters could, among other things, entitle certain of our contractors and their drivers to the reimbursement of certain expenses and to the benefit of wage-and-hour laws and result in employment and withholding tax and benefit liability for FedEx Ground, and could result in changes to the independent contractor status of FedEx Ground's owner-operators. If FedEx Ground is compelled to convert its independent contractors to employees, labor organizations could more easily organize these individuals, our operating costs could increase materially and we could incur significant capital outlays.

The transportation infrastructure continues to be a target of terrorist activities. Because transportation assets continue to be a target of terrorist activities, governments around the world are adopting or are considering adopting stricter security requirements that will increase operating costs and potentially slow service for businesses, including those in the transportation industry. For example, the U.S. Transportation Security Administration continues to require FedEx Express to comply with a Full All-Cargo Aircraft Operator Standard Security Plan, which contains evolving and strict security requirements. These requirements are not static, but change periodically as the result of regulatory and legislative requirements, imposing additional security costs and creating a level of uncertainty for our operations. Thus, it is reasonably possible that these rules or other future security requirements could impose material costs on us. Moreover, a terrorist attack directed at FedEx or other aspects of the transportation infrastructure could disrupt our operations and adversely impact demand for our services.

Increased pilot safety requirements could impose substantial costs on us. The FAA, in September 2010, proposed rules that would significantly reduce the maximum number of hours on duty and increase the minimum amount of rest time for our pilots, and thus require us to hire additional pilots and modify certain of our aircraft. When the FAA issued final regulations in December 2011, all-cargo carriers, including FedEx Express, were exempt from these new pilot fatigue requirements, and instead required to continue complying with previously enacted flight and duty time rules. In May 2012, however, the FAA indicated that it would reconsider the exclusion of cargo pilots from these new pilot fatigue requirements. Thus, it is reasonably possible that these rules or other future flight safety requirements could impose material costs on us.

The regulatory environment for global aviation or other transportation rights may impact our operations. Our extensive air network is critical to our success. Our right to serve foreign points is subject to the approval of the Department of Transportation and generally requires a bilateral agreement between the United States and foreign governments. In addition, we must obtain the permission of foreign governments to provide specific flights and services. Our operations outside of the United States, such as FedEx Express's growing international domestic operations, are also subject to current and potential regulations, including certain postal regulations and licensing requirements, that restrict, make difficult and sometimes prohibit, the ability of foreign-owned companies such as FedEx Express to compete effectively in parts of the international domestic transportation and logistics market. Regulatory actions affecting global aviation or transportation rights or a failure to obtain or maintain aviation or other transportation rights in important international markets could impair our ability to operate our networks.

We may be affected by global climate change or by legal, regulatory or market responses to such change. Concern over climate change, including the impact of global warming, has led to significant U.S. and international legislative and regulatory efforts to limit greenhouse gas ("GHG") emissions, including our aircraft and diesel engine emissions. For example, during 2009, the European Commission approved the extension of the European Union Emissions Trading Scheme ("ETS") for GHG emissions, to the airline industry. Under this decision, all FedEx Express flights to and from any airport in any member state of the European Union are now covered by the ETS requirements, and each year we are required to submit emission allowances in an amount equal to the carbon dioxide emissions from such flights. In addition, the U.S. Congress has, in the past, considered bills that would regulate GHG emissions, and some form of federal climate change legislation is possible in the future. Increased regulation regarding GHG emissions, especially aircraft or diesel engine emissions, could impose substantial costs on us, especially at FedEx Express. These costs include an increase in the cost of the fuel and other energy we purchase and capital costs associated with updating or replacing our aircraft or vehicles prematurely. Until the timing, scope and extent of such regulation becomes known, we cannot predict its effect on our cost structure or our operating results. It is reasonably possible, however, that it could impose material costs on us. Moreover, even without such regulation, increased awareness and any adverse publicity in the global marketplace about the GHGs emitted by companies in the airline and transportation industries could harm our reputation and reduce customer demand for our services, especially our air express services. Finally, given the broad and global scope of our operations and our susceptibility to global macro-economic trends, we are particularly vulnerable to the physical risks of climate change that could affect all of humankind, such as shifts in weather patterns and world ecosystems.

A localized disaster in a key geography could adversely impact our business. While we operate several integrated networks with assets distributed throughout the world, there are concentrations of key assets within our networks that are exposed to localized risks from natural or manmade disasters such as tornados, floods, earthquakes or terrorist attacks. The loss of a key location such as our Memphis super hub or one of our information technology centers could cause a significant disruption to our operations and cause us to incur significant costs to reestablish or relocate these functions. Moreover, resulting economic dislocations, including supply chain and fuel disruptions, could adversely impact demand for our services.

Our business may be adversely impacted by disruptions or modifications in service by the USPS. The USPS is a significant customer and vendor of FedEx, and thus, disruptions or modifications in services by the USPS as a consequence of the USPS's current financial difficulties or any resulting structural changes to its operations, network, service offerings or pricing could have an adverse effect on our operations and financial results. For instance, because FedEx SmartPost uses the USPS for final delivery to residences, any changes in USPS services (such as the cessation of Saturday delivery) could impact the terms and cost of our FedEx SmartPost service.

In addition, the USPS has informed us that it intends to solicit proposals for the provision of air transportation services currently provided by FedEx Express upon the expiration of the current agreement in September 2013. Accordingly, upon the expiration of the current agreement, the transportation services we provide to the USPS could be transitioned, in whole or in part, to another provider. This would have a negative impact on our asset utilization and profitability. Moreover, to the extent that any such services are retained by us, the terms and conditions of the new arrangement may be less favorable than those currently in place.

We are also subject to other risks and uncertainties that affect many other businesses, including:

> increasing costs, the volatility of costs and funding requirements and other legal mandates for employee benefits, especially pension and healthcare benefits;

> the increasing costs of compliance with federal and state governmental agency mandates and defending against inappropriate or unjustified enforcement or other actions by such agencies;

> the impact of any international conflicts on the United States and global economies in general, the transportation industry or us in particular, and what effects these events will have on our costs or the demand for our services;

> any impacts on our businesses resulting from new domestic or international government laws and regulation;

> changes in foreign currency exchange rates, especially in the British pound, Canadian dollar, Chinese yuan, euro, Hong Kong dollar and Japanese yen, which can affect our sales levels and foreign currency sales prices;

> market acceptance of our new service and growth initiatives;

> any liability resulting from and the costs of defending against class-action litigation, such as wage-and-hour and discrimination and retaliation claims, and any other legal or governmental proceedings;

> the outcome of future negotiations to reach new collective bargaining agreements — including with the union that represents the pilots of FedEx Express (the current pilot contract is scheduled to become amendable in March 2013);

> the impact of technology developments on our operations and on demand for our services, and our ability to continue to identify and eliminate unnecessary information technology redundancy and complexity throughout the organization;

> widespread outbreak of an illness or any other communicable disease, or any other public health crisis; and

> availability of financing on terms acceptable to us and our ability to maintain our current credit ratings, especially given the capital intensity of our operations.

FORWARD-LOOKING STATEMENTS

Certain statements in this report, including (but not limited to) those contained in "Outlook" (including segment outlooks), "Liquidity," "Capital Resources," "Liquidity Outlook," "Contractual Cash Obligations" and "Critical Accounting Estimates," and the "Retirement Plans" and "Contingencies" notes to the consolidated financial statements, are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations, cash flows, plans, objectives, future performance and business. Forward-looking statements include those preceded by, followed by or that include the words "may," "could," "would," "should," "believes," "expects," "anticipates," "plans," "estimates," "targets," "projects," "intends" or similar expressions. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated (expressed or implied) by such forward-looking statements, because of, among other things, the risk factors identified above and the other risks and uncertainties you can find in our press releases and other SEC filings.

As a result of these and other factors, no assurance can be given as to our future results and achievements. Accordingly, a forward-looking statement is neither a prediction nor a guarantee of future events or circumstances and those future events or circumstances may not occur. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this report. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control over financial reporting includes, among other things, defined policies and procedures for conducting and governing our business, sophisticated information systems for processing transactions and a properly staffed, professional internal audit department. Mechanisms are in place to monitor the effectiveness of our internal control over financial reporting and actions are taken to correct all identified deficiencies. Our procedures for financial reporting include the active involvement of senior management, our Audit Committee and our staff of highly qualified financial and legal professionals.

Management, with the participation of our principal executive and financial officers, assessed our internal control over financial reporting as of May 31, 2012, the end of our fiscal year. Management based its assessment on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of May 31, 2012.

The effectiveness of our internal control over financial reporting as of May 31, 2012, has been audited by Ernst & Young LLP, the independent registered public accounting firm who also audited the Company's consolidated financial statements included in this Annual Report. Ernst & Young LLP's report on the Company's internal control over financial reporting is included in this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
FedEx Corporation

We have audited FedEx Corporation's internal control over financial reporting as of May 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). FedEx Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, FedEx Corporation maintained, in all material respects, effective internal control over financial reporting as of May 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of FedEx Corporation as of May 31, 2012 and 2011, and the related consolidated statements of income, changes in stockholders' investment and comprehensive income (loss), and cash flows for each of the three years in the period ended May 31, 2012 of FedEx Corporation and our report dated July 16, 2012 expressed an unqualified opinion thereon.

Memphis, Tennessee
July 16, 2012

Ernst + Young LLP

CONSOLIDATED STATEMENTS OF INCOME

(in millions, except per share amounts)	Years ended May 31, 2012	2011	2010
Revenues	$ 42,680	$ 39,304	$ 34,734
Operating Expenses:			
Salaries and employee benefits	16,099	15,276	14,027
Purchased transportation	6,335	5,674	4,728
Rentals and landing fees	2,487	2,462	2,359
Depreciation and amortization	2,113	1,973	1,958
Fuel	4,956	4,151	3,106
Maintenance and repairs	1,980	1,979	1,715
Impairment and other charges	134	89	18
Other	5,390	5,322	4,825
	39,494	36,926	32,736
Operating Income	3,186	2,378	1,998
Other Income (Expense):			
Interest expense	(52)	(86)	(79)
Interest income	13	9	8
Other, net	(6)	(36)	(33)
	(45)	(113)	(104)
Income Before Income Taxes	3,141	2,265	1,894
Provision For Income Taxes	1,109	813	710
Net Income	$ 2,032	$ 1,452	$ 1,184
Basic Earnings Per Common Share	$ 6.44	$ 4.61	$ 3.78
Diluted Earnings Per Common Share	$ 6.41	$ 4.57	$ 3.76

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in millions, except share data)	May 31, 2012	2011
Assets		
Current Assets		
Cash and cash equivalents	$ 2,843	$ 2,328
Receivables, less allowances of $178 and $182	4,704	4,581
Spare parts, supplies and fuel, less allowances of $184 and $169	440	437
Deferred income taxes	533	610
Prepaid expenses and other	536	329
Total current assets	9,056	8,285
Property and Equipment, at Cost		
Aircraft and related equipment	14,360	13,146
Package handling and ground support equipment	5,912	5,591
Computer and electronic equipment	4,646	4,408
Vehicles	3,654	3,294
Facilities and other	7,592	7,247
	36,164	33,686
Less accumulated depreciation and amortization	18,916	18,143
Net property and equipment	17,248	15,543
Other Long-Term Assets		
Goodwill	2,387	2,326
Other assets	1,212	1,231
Total other long-term assets	3,599	3,557
	$ 29,903	$ 27,385
Liabilities and Stockholders' Investment		
Current Liabilities		
Current portion of long-term debt	$ 417	$ 18
Accrued salaries and employee benefits	1,635	1,268
Accounts payable	1,613	1,702
Accrued expenses	1,709	1,894
Total current liabilities	5,374	4,882
Long-Term Debt, Less Current Portion	1,250	1,667
Other Long-Term Liabilities		
Deferred income taxes	836	1,336
Pension, postretirement healthcare and other benefit obligations	5,582	2,124
Self-insurance accruals	963	977
Deferred lease obligations	784	779
Deferred gains, principally related to aircraft transactions	251	246
Other liabilities	136	154
Total other long-term liabilities	8,552	5,616
Commitments and Contingencies		
Common Stockholders' Investment		
Common stock, $0.10 par value; 800 million shares authorized; 317 million shares issued as of May 31, 2012 and May 31, 2011	32	32
Additional paid-in capital	2,595	2,484
Retained earnings	17,134	15,266
Accumulated other comprehensive loss	(4,953)	(2,550)
Treasury stock, at cost	(81)	(12)
Total common stockholders' investment	14,727	15,220
	$ 29,903	$ 27,385

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)	Years ended May 31, 2012	2011	2010
Operating Activities			
Net Income	$ 2,032	$ 1,452	$ 1,184
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	2,113	1,973	1,958
Provision for uncollectible accounts	160	152	124
Deferred income taxes and other noncash items	1,126	669	331
Impairment and other charges	134	29	18
Stock-based compensation	105	98	101
Changes in assets and liabilities:			
Receivables	(254)	(400)	(906)
Other current assets	(231)	(114)	276
Pension assets and liabilities, net	(453)	(169)	(611)
Accounts payable and other liabilities	144	370	710
Other, net	(41)	(19)	(47)
Cash provided by operating activities	4,835	4,041	3,138
Investing Activities			
Capital expenditures	(4,007)	(3,434)	(2,816)
Business acquisitions, net of cash acquired	(116)	(96)	–
Proceeds from asset dispositions and other	74	111	35
Cash used in investing activities	(4,049)	(3,419)	(2,781)
Financing Activities			
Principal payments on debt	(29)	(262)	(653)
Proceeds from stock issuances	128	108	94
Excess tax benefit on the exercise of stock options	18	23	25
Dividends paid	(164)	(151)	(138)
Purchase of treasury stock	(197)	–	–
Other, net	–	(5)	(20)
Cash used in financing activities	(244)	(287)	(692)
Effect of exchange rate changes on cash	(27)	41	(5)
Net increase (decrease) in cash and cash equivalents	515	376	(340)
Cash and cash equivalents at beginning of period	2,328	1,952	2,292
Cash and cash equivalents at end of period	$ 2,843	$ 2,328	$ 1,952

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' INVESTMENT AND COMPREHENSIVE INCOME (LOSS)

(in millions, except share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at May 31, 2009	$ 31	$ 2,053	$ 12,919	$ (1,373)	$ (4)	$ 13,626
Net income	–	–	1,184	–	–	1,184
Foreign currency translation adjustment, net of tax of $2	–	–	–	(25)	–	(25)
Retirement plans adjustments, net of tax of $617	–	–	–	(1,042)	–	(1,042)
Total comprehensive income						117
Purchase of treasury stock	–	–	–	–	(3)	(3)
Cash dividends declared ($0.44 per share)	–	–	(137)	–	–	(137)
Employee incentive plans and other (2,375,753 shares issued)	–	208	–	–	–	208
Balance at May 31, 2010	31	2,261	13,966	(2,440)	(7)	13,811
Net income	–	–	1,452	–	–	1,452
Foreign currency translation adjustment, net of tax of $27	–	–	–	125	–	125
Retirement plans adjustments, net of tax of $141	–	–	–	(235)	–	(235)
Total comprehensive income						1,342
Purchase of treasury stock	–	–	–	–	(5)	(5)
Cash dividends declared ($0.48 per share)	–	–	(152)	–	–	(152)
Employee incentive plans and other (2,229,051 shares issued)	1	223	–	–	–	224
Balance at May 31, 2011	32	2,484	15,266	(2,550)	(12)	15,220
Net income	–	–	2,032	–	–	2,032
Foreign currency translation adjustment, net of tax of $26	–	–	–	(95)	–	(95)
Retirement plans adjustments, net of tax of $1,369	–	–	–	(2,308)	–	(2,308)
Total comprehensive loss						(371)
Purchase of treasury stock	–	–	–	–	(197)	(197)
Cash dividends declared ($0.52 per share)	–	–	(164)	–	–	(164)
Employee incentive plans and other (2,359,659 shares issued)	–	111	–	–	128	239
Balance at May 31, 2012	$ 32	$ 2,595	$ 17,134	$ (4,953)	$ (81)	$ 14,727

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1: DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS. FedEx Corporation ("FedEx") provides a broad portfolio of transportation, e-commerce and business services through companies competing collectively, operating independently and managed collaboratively, under the respected FedEx brand. Our primary operating companies are Federal Express Corporation ("FedEx Express"), the world's largest express transportation company; FedEx Ground Package System, Inc. ("FedEx Ground"), a leading North American provider of small-package ground delivery services; and FedEx Freight, Inc. ("FedEx Freight"), a leading North American provider of less-than-truckload ("LTL") freight services. These companies represent our major service lines and, along with FedEx Corporate Services, Inc. ("FedEx Services"), form the core of our reportable segments. Our FedEx Services segment provides sales, marketing, information technology, communications and back-office support to our transportation segments. In addition, the FedEx Services segment provides customers with retail access to FedEx Express and FedEx Ground shipping services through FedEx Office and Print Services, Inc. ("FedEx Office") and provides customer service, technical support and billing and collection services through FedEx TechConnect, Inc. ("FedEx TechConnect").

FISCAL YEARS. Except as otherwise specified, references to years indicate our fiscal year ended May 31, 2012 or ended May 31 of the year referenced.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of FedEx and its subsidiaries, substantially all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION. We recognize revenue upon delivery of shipments for our transportation businesses and upon completion of services for our business services, logistics and trade services businesses. Transportation services are provided with the use of employees and independent contractors. FedEx is the principal to the transaction for these services and revenue from these transactions is recognized on a gross basis (with the exception of FedEx SmartPost as described below). Costs associated with independent contractor settlements are recognized as incurred and included in the caption "Purchased transportation" in the accompanying consolidated statements of income. For shipments in transit, revenue is recorded based on the percentage of service completed at the balance sheet date. Estimates for future billing adjustments to revenue and accounts receivable are recognized at the time of shipment for money-back service guarantees and billing corrections. Delivery costs are accrued as incurred.

Our contract logistics, global trade services and certain transportation businesses, such as FedEx SmartPost, engage in some transactions wherein they act as agents. Revenue from these transactions is recorded on a net basis. Net revenue includes billings to customers less third-party charges, including transportation or handling costs, fees, commissions, and taxes and duties.

Certain of our revenue-producing transactions are subject to taxes, such as sales tax, assessed by governmental authorities. We present these revenues net of tax.

CREDIT RISK. We routinely grant credit to many of our customers for transportation and business services without collateral. The risk of credit loss in our trade receivables is substantially mitigated by our credit evaluation process, short collection terms and sales to a large number of customers, as well as the low revenue per transaction for most of our services. Allowances for potential credit losses are determined based on historical experience and the impact of current economic factors on the composition of accounts receivable. Historically, credit losses have been within management's expectations.

ADVERTISING. Advertising and promotion costs are expensed as incurred and are classified in other operating expenses. Advertising and promotion expenses were $421 million in 2012, $375 million in 2011 and $374 million in 2010.

CASH EQUIVALENTS. Cash in excess of current operating requirements is invested in short-term, interest-bearing instruments with maturities of three months or less at the date of purchase and is stated at cost, which approximates market value.

SPARE PARTS, SUPPLIES AND FUEL. Spare parts (principally aircraft-related) are reported at weighted-average cost. Allowances for obsolescence are provided for spare parts expected to be on hand at the date the aircraft are retired from service. These allowances are provided over the estimated useful life of the related aircraft and engines. Additionally, allowances for obsolescence are provided for spare parts currently identified as excess or obsolete. These allowances are based on management estimates, which are subject to change. Supplies and fuel are reported at weighted average cost.

PROPERTY AND EQUIPMENT. Expenditures for major additions, improvements and flight equipment modifications are capitalized when such costs are determined to extend the useful life of the asset or are part of the cost of acquiring the asset. Expenditures for equipment overhaul costs of engines or airframes prior to their operational use are capitalized as part of the cost of such assets as they are costs required to ready the asset for its intended use. Maintenance and repairs are charged to expense as incurred. We capitalize certain direct internal and external costs associated with the development of internal-use software. Gains and losses on sales of property used in operations are classified within operating expenses.

For financial reporting purposes, we record depreciation and amortization of property and equipment on a straight-line basis over the asset's service life or related lease term, if shorter. For income tax purposes, depreciation is computed using accelerated methods when applicable. The depreciable lives and net book value of our property and equipment are as follows (dollars in millions):

	Range	Net Book Value at May 31, 2012	2011
Wide-body aircraft and related equipment	15 to 30 years	$ 7,161	$ 6,536
Narrow-body and feeder aircraft and related equipment	5 to 18 years	1,881	1,517
Package handling and ground support equipment	3 to 30 years	2,101	1,985
Vehicles	3 to 15 years	1,411	1,076
Computer and electronic equipment	2 to 10 years	930	776
Facilities and other	2 to 40 years	3,764	3,653

Substantially all property and equipment have no material residual values. The majority of aircraft costs are depreciated on a straight-line basis over 15 to 30 years. We periodically evaluate the estimated service lives and residual values used to depreciate our property and equipment. This evaluation may result in changes in the estimated lives and residual values as it did in 2012 with certain aircraft. Such changes did not materially affect depreciation expense in any period presented; however, changes to the estimated lives of certain aircraft will impact 2013 depreciation expense. In May 2012, FedEx Express made the decision to accelerate the retirement of 54 aircraft and related engines to better align with the delivery schedule for replacement aircraft, and we expect an additional $69 million in accelerated depreciation expense in 2013, with a partial offset from the avoidance of depreciation related to the aircraft retirements (described in the "Impairment of Long-Lived Assets" section below).

Depreciation expense, excluding gains and losses on sales of property and equipment used in operations, was $2.1 billion in 2012 and $1.9 billion in 2011 and 2010. Depreciation and amortization expense includes amortization of assets under capital lease.

CAPITALIZED INTEREST. Interest on funds used to finance the acquisition and modification of aircraft, including purchase deposits, construction of certain facilities, and development of certain software up to the date the asset is ready for its intended use is capitalized and included in the cost of the asset if the asset is actively under construction. Capitalized interest was $85 million in 2012, $71 million in 2011 and $80 million in 2010.

IMPAIRMENT OF LONG-LIVED ASSETS. Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value.

We operate integrated transportation networks, and accordingly, cash flows for most of our operating assets are assessed at a network level, not at an individual asset level, for our analysis of impairment.

In May 2012, we made the decision to retire from service 18 Airbus A310-200 aircraft and 26 related engines, as well as six Boeing MD10-10 aircraft and 17 related engines. As a consequence of this decision, a noncash impairment charge of $134 million ($84 million, net of tax, or $0.26 per diluted share) was recorded in the fourth quarter. The decision to retire these aircraft, the majority of which were temporarily idled and not in revenue service, will better align the U.S. domestic air network capacity of FedEx Express to match current and anticipated shipment volumes.

In 2011, we incurred asset impairment charges of $29 million related to the combination of our LTL operations at FedEx Freight (see "FedEx Freight Network Combination" below for additional information). There were no material property and equipment impairment charges recognized in 2010.

GOODWILL. Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired entity. Goodwill is reviewed at least annually for impairment. In our evaluation of goodwill impairment, we perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, we would proceed to a two-step process to test goodwill for impairment including comparing the fair value of each reporting unit with its carrying value (including attributable goodwill). Fair value for our reporting units is determined using an income or market approach incorporating market participant considerations and management's assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Fair value determinations may include both internal and third-party valuations. Unless circumstances otherwise dictate, we perform our annual impairment testing in the fourth quarter.

PENSION AND POSTRETIREMENT HEALTHCARE PLANS. Our defined benefit plans are measured using actuarial techniques that reflect management's assumptions for discount rate, expected long-term investment returns on plan assets, salary increases, expected retirement, mortality, employee turnover and future increases in healthcare costs. We determine the discount rate (which is required to be the rate at which the projected benefit obligation could be effectively settled as of the measurement date) with the assistance of actuaries, who calculate the yield on a theoretical portfolio of high-grade corporate bonds (rated Aa or better) with cash flows that are designed to match our expected benefit payments in future years. A calculated-value method is employed for purposes of determining the asset values for our tax-qualified U.S. domestic pension plans ("U.S. Pension Plans"). Our expected rate of return is a judgmental matter which is reviewed on an annual basis and revised as appropriate.

The accounting guidance related to employers' accounting for defined benefit pension and other postretirement plans requires recognition in the balance sheet of the funded status of defined benefit pension and other postretirement benefit plans, and the recognition in other comprehensive income ("OCI") of unrecognized gains or losses and prior service costs or credits. Additionally, the guidance requires the measurement date for plan assets and liabilities to coincide with the plan sponsor's year end.

At May 31, 2012, we recorded a decrease to equity through OCI of $2.4 billion (net of tax) based primarily on year-end adjustments related to increases in our projected benefit obligation due to a decrease in the discount rate used to measure the liability at May 31, 2012. At May 31, 2011, we recorded a decrease to equity through OCI of $350 million (net of tax) based primarily on year-end adjustments related to increases in our projected benefit obligation due to a decrease in the discount rate used to measure the liability at May 31, 2011.

INCOME TAXES. Deferred income taxes are provided for the tax effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate expected to be in effect when the taxes are paid.

We recognize liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the related provision.

We classify interest related to income tax liabilities as interest expense, and if applicable, penalties are recognized as a component of income tax expense. The income tax liabilities and accrued interest and penalties that are due within one year of the balance sheet date are presented as current liabilities. The remaining portion of our income tax liabilities and accrued interest and penalties are presented as noncurrent liabilities because payment of cash is not anticipated within one year of the balance sheet date. These noncurrent income tax liabilities are recorded in the caption "Other liabilities" in the accompanying consolidated balance sheets.

SELF-INSURANCE ACCRUALS. We are self-insured for costs associated with workers' compensation claims, vehicle accidents and general business liabilities, and benefits paid under employee healthcare and long-term disability programs. Accruals are primarily based on the actuarially estimated, undiscounted cost of claims, which includes incurred-but-not-reported claims. Current workers' compensation claims, vehicle and general liability, employee healthcare claims and long-term disability are included in accrued expenses. We self-insure up to certain limits that vary by operating company and type of risk. Periodically, we evaluate the level of insurance coverage and adjust insurance levels based on risk tolerance and premium expense.

LEASES. We lease certain aircraft, facilities, equipment and vehicles under capital and operating leases. The commencement date of all leases is the earlier of the date we become legally obligated to make rent payments or the date we may exercise control over the use of the property. In addition to minimum rental payments, certain leases provide for contingent rentals based on equipment usage principally related to aircraft leases at FedEx Express and copier usage at FedEx Office. Rent expense associated with contingent rentals is recorded as incurred. Certain of our leases contain fluctuating or escalating payments and rent holiday periods. The related rent expense is recorded on a straight-line basis over the lease term. The cumulative excess of rent payments over rent expense is accounted for as a deferred lease asset and recorded in "Other assets" in the accompanying consolidated balance sheets. The cumulative excess of rent expense over rent payments is accounted for as a deferred lease obligation. Leasehold improvements associated with assets utilized under capital or operating leases are amortized over the shorter of the asset's useful life or the lease term.

DEFERRED GAINS. Gains on the sale and leaseback of aircraft and other property and equipment are deferred and amortized ratably over the life of the lease as a reduction of rent expense. Substantially all of these deferred gains are related to aircraft transactions.

FOREIGN CURRENCY TRANSLATION. Translation gains and losses of foreign operations that use local currencies as the functional currency are accumulated and reported, net of applicable deferred income taxes, as a component of accumulated other comprehensive income within common stockholders' investment. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local currency are included in the caption "Other, net" in the accompanying consolidated statements of income and were immaterial for each period presented. Cumulative net foreign currency translation gains in accumulated other comprehensive income were $60 million at May 31, 2012, $156 million at May 31, 2011 and $30 million at May 31, 2010.

EMPLOYEES UNDER COLLECTIVE BARGAINING ARRANGEMENTS. The pilots of FedEx Express, which represent a small number of FedEx Express's total employees, are employed under a collective bargaining agreement. In 2011, the pilots ratified a new labor contract that includes safety initiatives, increases in hourly pay rates and travel per diem rates, and provisions for opening a European crew base. The new contract becomes amendable in March 2013. In addition to our pilots at FedEx Express, certain of FedEx's non-U.S. employees are unionized.

STOCK-BASED COMPENSATION. We recognize compensation expense for stock-based awards under the provisions of the accounting guidance related to share-based payments. This guidance requires recognition of compensation expense for stock-based awards using a fair value method.

TREASURY SHARES. During the second quarter of 2012, we repurchased 2.8 million FedEx common shares at an average price of $70 per share for a total of $197 million. As of May 31, 2012, 2.9 million shares remained under existing share repurchase authorizations.

DIVIDENDS DECLARED PER COMMON SHARE. On June 4, 2012, our Board of Directors declared a quarterly dividend of $0.14 per share of common stock. The dividend was paid on July 2, 2012 to stockholders of record as of the close of business on June 18, 2012. Each quarterly dividend payment is subject to review and approval by our Board of Directors, and we evaluate our dividend payment amount on an annual basis at the end of each fiscal year.

FEDEX FREIGHT NETWORK COMBINATION. The combination of our FedEx Freight and FedEx National LTL operations was completed on January 30, 2011. These actions resulted in total program costs of $133 million, which includes $89 million of impairment and other charges and $44 million of other program costs recorded during 2011.

USE OF ESTIMATES. The preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include: self-insurance accruals; retirement plan obligations; long-term incentive accruals; tax liabilities; accounts receivable allowances; obsolescence of spare parts; contingent liabilities; loss contingencies, such as litigation and other claims; and impairment assessments on long-lived assets (including goodwill).

NOTE 2: RECENT ACCOUNTING GUIDANCE

New accounting rules and disclosure requirements can significantly impact our reported results and the comparability of our financial statements. We believe the following new accounting guidance is relevant to the readers of our financial statements.

During our fiscal year, the Financial Accounting Standards Board issued new guidance to make the presentation of items within OCI more prominent. The new standard will require companies to present items of net income, items of OCI and total comprehensive income in one continuous statement or two separate consecutive statements, and companies will no longer be allowed to present items of OCI in the statement of stockholders' equity. This new standard is effective for our fiscal year ending May 31, 2013.

We believe there is no additional new accounting guidance adopted but not yet effective that is relevant to the readers of our financial statements. However, there are numerous new proposals under development which, if and when enacted, may have a significant impact on our financial reporting.

NOTE 3: BUSINESS COMBINATIONS

During 2012, we continued to expand our FedEx Express international network. On July 25, 2011, we completed our acquisition of Servicios Nacionales Mupa, S.A. de C.V. (MultiPack), a Mexican domestic express package delivery company, for $128 million in cash from operations. Last year, FedEx Express completed the acquisition of the Indian logistics, distribution and express businesses of AFL Pvt. Ltd. and its affiliate Unifreight India Pvt. Ltd. for $96 million in cash on February 22, 2011. The financial results of these acquired businesses are included in the FedEx Express segment from the date of acquisition and were not material, individually or in the aggregate, to our results of operations or financial condition and therefore, pro forma financial information has not been presented. Substantially all of the purchase price was allocated to goodwill, which was entirely attributed to our FedEx Express reporting unit.

Subsequent to year-end, we completed the following acquisitions:

- Opek Sp. z o.o., a Polish domestic express package delivery company, for $54 million in cash from operations on June 13, 2012
- TATEX, a French express transportation company, for $55 million in cash from operations on July 3, 2012
- Rapidão Cometa Logística e Transportes S.A., a Brazilian transportation and logistics company, for $398 million in cash from operations on July 4, 2012

Based on the timing of the completion of these acquisitions in relation to the date of issuance of the financial statements, the initial purchase price accounting was not completed for these acquisitions. The financial results of these acquired businesses will be included in the FedEx Express segment from the date of acquisition and will be immaterial to our 2013 results. These acquisitions will give us more robust transportation networks within these countries and added capabilities in these important global markets.

NOTE 4: GOODWILL AND OTHER INTANGIBLE ASSETS

GOODWILL. The carrying amount of goodwill attributable to each reportable operating segment and changes therein are as follows (in millions):

	FedEx Express Segment	FedEx Ground Segment	FedEx Freight Segment	FedEx Services Segment	Total
Goodwill at May 31, 2010	$ 1,145	$ 90	$ 736	$ 1,539	$ 3,510
Accumulated impairment charges	–	–	(133)	(1,177)	(1,310)
Balance as of May 31, 2010	1,145	90	603	362	2,200
Goodwill acquired[1]	89	–	–	–	89
Purchase adjustments and other[2]	38	–	(1)	–	37
Balance as of May 31, 2011	1,272	90	602	362	2,326
Goodwill acquired[3]	104	–	–	–	104
Purchase adjustments and other[2]	(32)	–	–	(11)	(43)
Balance as of May 31, 2012	$ 1,344	$ 90	$ 602	$ 351	$ 2,387
Accumulated goodwill impairment charges as of May 31, 2012	$ –	$ –	$ (133)	$ (1,177)	$ (1,310)

(1) Goodwill acquired in 2011 relates to the acquisition of the Indian logistics, distribution and express businesses of AFL Pvt. Ltd. and its affiliate Unifreight India Pvt. Ltd. See Note 3 for related disclosures.

(2) Primarily currency translation adjustments.

(3) Goodwill acquired in 2012 relates to the acquisition of the Mexican domestic express package delivery company, Multipack. See Note 3 for related disclosures.

Our reporting units with significant recorded goodwill include our FedEx Express, FedEx Freight and FedEx Office (reported in the FedEx Services segment) reporting units. We evaluated these reporting units during the fourth quarter of 2012. The estimated fair value of each of these reporting units exceeded their carrying values in 2012 and 2011, and we do not believe that any of these reporting units were at risk as of May 31, 2012.

In 2010, we recorded a charge of $18 million for impairment of the value of the remaining goodwill at our FedEx National LTL reporting unit. The impairment charge resulted from the significant negative impact of the U.S. recession on the LTL industry, which resulted in volume and yield declines and operating losses. In connection with the combination of our LTL networks in 2011, this unit was merged into the FedEx Freight reporting unit.

OTHER INTANGIBLE ASSETS. The net book value of our other intangible assets was $34 million at May 31, 2012 and $38 million at May 31, 2011. Amortization expense for intangible assets was $18 million in 2012, $32 million in 2011 and $51 million in 2010. Estimated amortization expense is expected to be immaterial in 2013.

NOTE 5: SELECTED CURRENT LIABILITIES

The components of selected current liability captions were as follows (in millions):

	May 31, 2012	May 31, 2011
Accrued Salaries and Employee Benefits		
Salaries	$ 280	$ 256
Employee benefits, including variable compensation	803	468
Compensated absences	552	544
	$ 1,635	$ 1,268
Accrued Expenses		
Self-insurance accruals	$ 678	$ 696
Taxes other than income taxes	386	357
Other	645	841
	$ 1,709	$ 1,894

NOTE 6: LONG-TERM DEBT AND OTHER FINANCING ARRANGEMENTS

The components of long-term debt (net of discounts), along with maturity dates for the years subsequent to May 31, 2012, are as follows (in millions):

	May 31,	
	2012	2011
Senior unsecured debt		
Interest rate of 9.65%, due in 2013	$ 300	$ 300
Interest rate of 7.38%, due in 2014	250	250
Interest rate of 8.00%, due in 2019	750	750
Interest rate of 7.60%, due in 2098	239	239
	1,539	1,539
Capital lease obligations	128	146
	1,667	1,685
Less current portion	417	18
	$ 1,250	$ 1,667

Interest on our fixed-rate notes is paid semi-annually. Long-term debt, exclusive of capital leases, had carrying values of $1.5 billion at May 31, 2012 and May 31, 2011 compared with estimated fair values of $2.0 billion at May 31, 2012 and $1.9 billion at May 31, 2011. The estimated fair values were determined based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

We have a shelf registration statement filed with the Securities and Exchange Commission that allows us to sell, in one or more future offerings, any combination of our unsecured debt securities and common stock.

During 2012, we made principal payments in the amount of $29 million related to capital lease obligations. During 2011, we repaid our $250 million 7.25% unsecured notes that matured on February 15, 2011. During 2011, we made principal payments in the amount of $12 million related to capital lease obligations.

A $1 billion revolving credit facility is available to finance our operations and other cash flow needs and to provide support for the issuance of commercial paper. The revolving credit agreement expires in April 2016. The agreement contains a financial covenant, which requires us to maintain a leverage ratio of adjusted debt (long-term debt, including the current portion of such debt, plus six times our last four fiscal quarters' rentals and landing fees) to capital (adjusted debt plus total common stockholders' investment) that does not exceed 70%. Our leverage ratio of adjusted debt to capital was 53% at May 31, 2012. We believe the leverage ratio covenant is our only significant restrictive covenant in our revolving credit agreement. Our revolving credit agreement contains other customary covenants that do not, individually or in the aggregate, materially restrict the conduct of our business. We are in compliance with the leverage ratio covenant and all other covenants of our revolving credit agreement and do not expect the covenants to affect our operations, including our liquidity or expected funding needs. As of May 31, 2012, no commercial paper was outstanding, and the entire $1 billion under the revolving credit facility was available for future borrowings.

We issue other financial instruments in the normal course of business to support our operations, including standby letters of credit and surety bonds. We had a total of $609 million in letters of credit outstanding at May 31, 2012, with $107 million unused under our primary $500 million letter of credit facility, and $458 million in outstanding surety bonds placed by third-party insurance providers. These instruments are required under certain U.S. self-insurance programs and are also used in the normal course of international operations. The underlying liabilities insured by these instruments are reflected in our balance sheets, where applicable. Therefore, no additional liability is reflected for the letters of credit and surety bonds themselves.

Our capital lease obligations include leases for aircraft and facilities. Our facility leases include leases that guarantee the repayment of certain special facility revenue bonds that have been issued by municipalities primarily to finance the acquisition and construction of various airport facilities and equipment. These bonds require interest payments at least annually, with principal payments due at the end of the related lease agreement.

NOTE 7: LEASES

We utilize certain aircraft, land, facilities, retail locations and equipment under capital and operating leases that expire at various dates through 2045. We leased 10% of our total aircraft fleet under capital or operating leases as of May 31, 2012 as compared to 11% as of May 31, 2011. A portion of our supplemental aircraft are leased by us under agreements that provide for cancellation upon 30 days' notice. Our leased facilities include national, regional and metropolitan sorting facilities, retail facilities and administrative buildings.

The components of property and equipment recorded under capital leases were as follows (in millions):

	May 31,	
	2012	2011
Aircraft	$ 7	$ 8
Package handling and ground support equipment	165	165
Vehicles	16	17
Other, principally facilities	147	145
	335	335
Less accumulated amortization	319	307
	$ 16	$ 28

Rent expense under operating leases for the years ended May 31 was as follows (in millions):

	2012	2011	2010
Minimum rentals	$ 2,018	$ 2,025	$ 2,001
Contingent rentals[1]	210	193	152
	$ 2,228	$ 2,218	$ 2,153

(1) Contingent rentals are based on equipment usage.

A summary of future minimum lease payments under capital leases and noncancelable operating leases with an initial or remaining term in excess of one year at May 31, 2012 is as follows (in millions):

		Operating Leases		
	Capital Leases	Aircraft and Related Equipment	Facilities and Other	Total Operating Leases
2013	$ 120	$ 486	$ 1,386	$ 1,872
2014	2	462	1,263	1,725
2015	2	448	1,124	1,572
2016	1	453	938	1,391
2017	1	391	1,042	1,433
Thereafter	11	1,150	4,843	5,993
Total	137	$ 3,390	$ 10,596	$ 13,986
Less amount representing interest	9			
Present value of net minimum lease payments	$ 128			

The weighted-average remaining lease term of all operating leases outstanding at May 31, 2012 was approximately six years. While certain of our lease agreements contain covenants governing the use of the leased assets or require us to maintain certain levels of insurance, none of our lease agreements include material financial covenants or limitations.

FedEx Express makes payments under certain leveraged operating leases that are sufficient to pay principal and interest on certain pass-through certificates. The pass-through certificates are not direct obligations of, or guaranteed by, FedEx or FedEx Express.

We are the lessee in a series of operating leases covering a portion of our leased aircraft. The lessors are trusts established specifically to purchase, finance and lease aircraft to us. These leasing entities meet the criteria for variable interest entities. We are not the primary beneficiary of the leasing entities, as the lease terms are consistent with market terms at the inception of the lease and do not include a residual value guarantee, fixed-price purchase option or similar feature that obligates us to absorb decreases in value or entitles us to participate in increases in the value of the aircraft. As such, we are not required to consolidate the entity as the primary beneficiary. Our maximum exposure under these leases is included in the summary of future minimum lease payments shown above.

NOTE 8: PREFERRED STOCK

Our Certificate of Incorporation authorizes the Board of Directors, at its discretion, to issue up to 4,000,000 shares of preferred stock. The stock is issuable in series, which may vary as to certain rights and preferences, and has no par value. As of May 31, 2012, none of these shares had been issued.

NOTE 9: STOCK-BASED COMPENSATION

Our total stock-based compensation expense for the years ended May 31 was as follows (in millions):

	2012	2011	2010
Stock-based compensation expense	$ 105	$ 98	$ 101

We have two types of equity-based compensation: stock options and restricted stock.

STOCK OPTIONS. Under the provisions of our incentive stock plans, key employees and non-employee directors may be granted options to purchase shares of our common stock at a price not less than its fair market value on the date of grant. Vesting requirements are determined at the discretion of the Compensation Committee of our Board of Directors. Option-vesting periods range from one to four years, with 83% of our options vesting ratably over four years. Compensation expense associated with these awards is recognized on a straight-line basis over the requisite service period of the award.

RESTRICTED STOCK. Under the terms of our incentive stock plans, restricted shares of our common stock are awarded to key employees. All restrictions on the shares expire ratably over a four-year period. Shares are valued at the market price on the date of award. The terms of our restricted stock provide for continued vesting subsequent to the employee's retirement. Compensation expense associated with these awards is recognized on a straight-line basis over the shorter of the remaining service or vesting period.

VALUATION AND ASSUMPTIONS. We use the Black-Scholes option pricing model to calculate the fair value of stock options. The value of restricted stock awards is based on the stock price of the award on the grant date. We record stock-based compensation expense in the "Salaries and employee benefits" caption in the accompanying consolidated statements of income.

The key assumptions for the Black-Scholes valuation method include the expected life of the option, stock price volatility, a risk-free interest rate, and dividend yield. Following is a table of the weighted-average Black-Scholes value of our stock option grants, the intrinsic value of options exercised (in millions), and the key weighted-average assumptions used in the valuation calculations for the options granted during the years ended May 31, and then a discussion of our methodology for developing each of the assumptions used in the valuation model:

	2012	2011	2010
Weighted-average Black-Scholes value	$ 29.92	$ 28.12	$ 20.47
Intrinsic value of options exercised	$ 67	$ 80	$ 77
Black-Scholes Assumptions:			
Expected lives	6.0 years	5.9 years	5.7 years
Expected volatility	34%	34%	32%
Risk-free interest rate	1.79%	2.36%	3.24%
Dividend yield	0.563%	0.558%	0.742%

Expected Lives. This is the period of time over which the options granted are expected to remain outstanding. Options granted have a maximum term of 10 years. We examine actual stock option exercises to determine the expected life of the options. An increase in the expected term will increase compensation expense.

Expected Volatility. Actual changes in the market value of our stock are used to calculate the volatility assumption. We calculate daily market value changes from the date of grant over a past period equal to the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Risk-Free Interest Rate. This is the U.S. Treasury Strip rate posted at the date of grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Dividend Yield. This is the annual rate of dividends per share over the exercise price of the option. An increase in the dividend yield will decrease compensation expense.

The following table summarizes information about stock option activity for the year ended May 31, 2012:

	Stock Options			
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)[1]
Outstanding at June 1, 2011	20,163,163	$ 81.20		
Granted	3,303,368	87.90		
Exercised	(2,142,410)	59.73		
Forfeited	(292,583)	84.70		
Outstanding at May 31, 2012	21,031,538	$ 84.39	5.6 years	$ 193
Exercisable	13,608,746	$ 87.59	4.2 years	$ 115
Expected to vest	6,977,189	$ 78.53	8.2 years	$ 73
Available for future grants	8,912,829			

(1) Only presented for options with market value at May 31, 2012 in excess of the exercise price of the option.

The options granted during the year ended May 31, 2012 are primarily related to our principal annual stock option grant in June 2011.

The following table summarizes information about vested and unvested restricted stock for the year ended May 31, 2012:

	Restricted Stock	
	Shares	Weighted-Average Grant Date Fair Value
Unvested at June 1, 2011	626,380	$ 73.20
Granted	214,435	88.95
Vested	(248,413)	78.25
Forfeited	(2,530)	74.98
Unvested at May 31, 2012	589,872	$ 76.79

During the year ended May 31, 2011, there were 235,998 shares of restricted stock granted with a weighted-average fair value of $78.74. During the year ended May 31, 2010, there were 391,786 shares of restricted stock granted with a weighted-average fair value of $57.07.

The following table summarizes information about stock option vesting during the years ended May 31:

	Stock Options	
	Vested during the year	Fair value (in millions)
2010	2,296,211	$ 63
2011	2,721,602	67
2012	2,807,809	70

As of May 31, 2012, there was $150 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share-based compensation arrangements. This compensation expense is expected to be recognized on a straight-line basis over the remaining weighted-average vesting period of approximately three years.

Total shares outstanding or available for grant related to equity compensation at May 31, 2012 represented 9% of the total outstanding common and equity compensation shares and equity compensation shares available for grant.

NOTE 10: COMPUTATION OF EARNINGS PER SHARE

The calculation of basic and diluted earnings per common share for the years ended May 31 was as follows (in millions, except per share amounts):

	2012	2011	2010
Basic earnings per common share:			
Net earnings allocable to common shares[1]	$ 2,029	$ 1,449	$ 1,182
Weighted-average common shares	315	315	312
Basic earnings per common share	$ 6.44	$ 4.61	$ 3.78
Diluted earnings per common share:			
Net earnings allocable to common shares[1]	$ 2,029	$ 1,449	$ 1,182
Weighted-average common shares	315	315	312
Dilutive effect of share-based awards	2	2	2
Weighted-average diluted shares	317	317	314
Diluted earnings per common share	$ 6.41	$ 4.57	$ 3.76
Anti-dilutive options excluded from diluted earnings per common share	12.6	9.3	11.5

(1) Net earnings available to participating securities were immaterial in all periods presented.

NOTE 11: INCOME TAXES

The components of the provision for income taxes for the years ended May 31 were as follows (in millions):

	2012	2011	2010
Current provision (benefit)			
Domestic:			
Federal	$ (120)	$ 79	$ 36
State and local	80	48	54
Foreign	181	198	207
	141	325	297
Deferred provision (benefit)			
Domestic:			
Federal	947	485	408
State and local	21	12	15
Foreign	–	(9)	(10)
	968	488	413
	$ 1,109	$ 813	$ 710

Our current federal income tax expenses in 2012, 2011 and 2010 were significantly reduced by accelerated depreciation deductions we claimed under provisions of the Tax Relief and the Small Business Jobs Acts of 2010, the American Recovery and Reinvestment Tax Act of 2009, and the Economic Stimulus Act of 2008. Those Acts, designed to stimulate new business investment in the U.S., accelerated our depreciation deductions for new qualifying investments, such as our new Boeing 777 Freighter ("B777F") aircraft. These are timing benefits only, in that the depreciation would have otherwise been recognized in later years.

Pre-tax earnings of foreign operations for 2012, 2011 and 2010 were $358 million, $472 million and $555 million, respectively, which represent only a portion of total results associated with international shipments.

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the years ended May 31 was as follows:

	2012	2011	2010
Statutory U.S. income tax rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:			
State and local income taxes, net of federal benefit	2.1	1.7	2.4
Other, net	(1.8)	(0.8)	0.1
Effective tax rate	35.3%	35.9%	37.5%

Our 2012 rate was lower than our 2011 rate primarily due to favorable audit developments. The 2011 rate was lower than our 2010 rate primarily due to increased permanently reinvested foreign earnings and a lower state rate driven by favorable audit and legislative developments.

The significant components of deferred tax assets and liabilities as of May 31 were as follows (in millions):

	2012		2011	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Property, equipment, leases and intangibles	$ 248	$ 3,436	$ 274	$ 2,675
Employee benefits	2,300	11	1,016	34
Self-insurance accruals	495	-	519	–
Other	338	271	422	269
Net operating loss/credit carryforwards	179	–	172	–
Valuation allowances	(145)	–	(151)	–
	$ 3,415	$ 3,718	$ 2,252	$ 2,978

The net deferred tax liabilities as of May 31 have been classified in the balance sheets as follows (in millions):

	2012	2011
Current deferred tax asset	$ 533	$ 610
Noncurrent deferred tax liability	(836)	(1,336)
	$ (303)	$ (726)

We have $560 million of net operating loss carryovers in various foreign jurisdictions and $510 million of state operating loss carryovers. The valuation allowances primarily represent amounts reserved for operating loss and tax credit carryforwards, which expire over varying periods starting in 2013. As a result of this and other factors, we believe that a substantial portion of these deferred tax assets may not be realized.

Permanently reinvested earnings of our foreign subsidiaries amounted to $1 billion at the end of 2012 and $640 million at the end of 2011. We have not recognized deferred taxes for U.S. federal income tax purposes on those earnings. In 2012, our permanent reinvestment strategy with respect to unremitted earnings of our foreign subsidiaries provided a 1.3% benefit to our effective tax rate. Were the earnings to be distributed, in the form of dividends or otherwise, these earnings could be subject to U.S. federal income tax and non-U.S. withholding taxes. Unrecognized foreign tax credits potentially could be available to reduce a portion of any U.S. tax liability. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable due to uncertainties related to the timing and source of any potential distribution of such funds, along with other important factors such as the amount of associated foreign tax credits. Cash in offshore jurisdictions associated with our permanent reinvestment strategy totaled $410 million at the end of 2012 and $300 million at the end of 2011.

We file income tax returns in the U.S., various U.S. state and local jurisdictions, and various foreign jurisdictions. The Internal Revenue Service is currently auditing our consolidated U.S. income tax returns for the 2010 and 2011 tax years. We are no longer subject to U.S. federal income tax examination for years through 2009 except for specific and immaterial U.S. federal income tax positions that are in various stages of litigation. We anticipate resolution of part or all of this litigation could occur within 2013, but it would not have a material effect on our consolidated financial statements. We are also subject to ongoing audits in state, local and foreign tax jurisdictions throughout the world.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

	2012	2011	2010
Balance at beginning of year	$ 69	$ 82	$ 72
Increases for tax positions taken in the current year	2	2	3
Increases for tax positions taken in prior years	4	6	14
Decreases for tax positions taken in prior years	(35)	(10)	(4)
Settlements	(3)	(11)	(3)
Increases due to acquisitions	15	–	–
Changes due to currency translation	(1)	–	–
Balance at end of year	$ 51	$ 69	$ 82

Our liabilities recorded for uncertain tax positions include $47 million at May 31, 2012 and $56 million at May 31, 2011 associated with positions that if favorably resolved would provide a benefit to our effective tax rate. We classify interest related to income tax liabilities as interest expense, and if applicable, penalties are recognized as a component of income tax expense. The balance of accrued interest and penalties was $29 million on May 31, 2012 and $18 million on May 31, 2011. Total interest and penalties included in our consolidated statements of income are immaterial.

It is difficult to predict the ultimate outcome or the timing of resolution for tax positions. Changes may result from the conclusion of ongoing audits, appeals or litigation in state, local, federal and foreign tax jurisdictions, or from the resolution of various proceedings between the U.S. and foreign tax authorities. Our liability for uncertain tax positions includes no matters that are individually or collectively material to us. It is reasonably possible that the amount of the benefit with respect to certain of our unrecognized tax positions will increase or decrease within the next 12 months, but an estimate of the range of the reasonably possible changes cannot be made. However, we do not expect that the resolution of any of our uncertain tax positions will be material.

NOTE 12: RETIREMENT PLANS

We sponsor programs that provide retirement benefits to most of our employees. These programs include defined benefit pension plans, defined contribution plans and postretirement healthcare plans. The accounting for pension and postretirement healthcare plans includes numerous assumptions, such as: discount rates; expected long-term investment returns on plan assets; future salary increases; employee turnover; mortality; and retirement ages. These assumptions most significantly impact our U.S. Pension Plans.

The accounting guidance related to postretirement benefits requires recognition in the balance sheet of the funded status of defined benefit pension and other postretirement benefit plans, and the recognition in accumulated other comprehensive income ("AOCI") of unrecognized gains or losses and prior service costs or credits. The funded status is measured as the difference between the fair value of the plan's assets and the projected benefit obligation ("PBO") of the plan. At May 31, 2012, we recorded a decrease to equity of $2.4 billion (net of tax) attributable to our plans. At May 31, 2011, we recorded a decrease to equity of $350 million (net of tax) attributable to our plans.

A summary of our retirement plans costs over the past three years is as follows (in millions):

	2012	2011	2010
U.S. domestic and international pension plans	$ 524	$ 543	$ 308
U.S. domestic and international defined contribution plans	338	257	136
Postretirement healthcare plans	70	60	42
	$ 932	$ 860	$ 486

PENSION PLANS. Our largest pension plan covers certain U.S. employees age 21 and over, with at least one year of service. Pension benefits for most employees are accrued under a cash balance formula we call the Portable Pension Account. Under the Portable Pension Account, the retirement benefit is expressed as a dollar amount in a notional account that grows with annual credits based on pay, age and years of credited service, and interest on the notional account balance. The Portable Pension Account benefit is payable as a lump sum or an annuity at retirement at the election of the employee. The plan interest credit rate varies from year to year based on a U.S. Treasury index and corporate bond rates. Prior to 2009, certain employees earned benefits using a traditional pension formula (based on average earnings and years of service). Benefits under this formula were capped on May 31, 2008 for most employees. We also sponsor or participate in nonqualified benefit plans covering certain of our U.S. employee groups and other pension plans covering certain of our international employees. The international defined benefit pension plans provide benefits primarily based on final earnings and years of service and are funded in compliance with local laws and practices.

POSTRETIREMENT HEALTHCARE PLANS. Certain of our subsidiaries offer medical, dental and vision coverage to eligible U.S. retirees and their eligible dependents. U.S. employees covered by the principal plan become eligible for these benefits at age 55 and older, if they have permanent, continuous service of at least 10 years after attainment of age 45 if hired prior to January 1, 1988, or at least 20 years after attainment of age 35 if hired on or after January 1, 1988. Postretirement healthcare benefits are capped at 150% of the 1993 per capita projected employer cost, which has been reached and, therefore, these benefits are not subject to additional future inflation.

PENSION PLAN ASSUMPTIONS. Our pension cost is materially affected by the discount rate used to measure pension obligations, the level of plan assets available to fund those obligations and the expected long-term rate of return on plan assets.

We use a measurement date of May 31 for our pension and postretirement healthcare plans. Management reviews the assumptions used to measure pension costs on an annual basis. Economic and market conditions at the measurement date impact these assumptions from year to year. Actuarial gains or losses are generated for changes in assumptions and to the extent that actual results differ from those assumed. These actuarial gains and losses are amortized over the remaining average service lives of our active employees if they exceed a corridor amount in the aggregate. Additional information about our pension plans can be found in the Critical Accounting Estimates section of Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") in this Annual Report.

Weighted-average actuarial assumptions for our primary U.S. retirement plans, which represent substantially all of our PBO and accumulated postretirement benefit obligation ("APBO"), are as follows:

	Pension Plans			Postretirement Healthcare Plans		
	2012	2011	2010	2012	2011	2010
Discount rate used to determine benefit obligation	4.44%	5.76%	6.37%	4.55%	5.67%	6.11%
Discount rate used to determine net periodic benefit cost	5.76	6.37	7.68	5.67	6.11	7.27
Rate of increase in future compensation levels used to determine benefit obligation	4.62	4.58	4.63	–	–	–
Rate of increase in future compensation levels used to determine net periodic benefit cost	4.58	4.63	4.42	–	–	–
Expected long-term rate of return on assets	8.00	8.00	8.00	–	–	–

The estimated average rate of return on plan assets is the expected future long-term rate of earnings on plan assets and is a forward-looking assumption that materially affects our pension cost. Establishing the expected future rate of investment return on our pension assets is a judgmental matter. We review the expected long-term rate of return on an annual basis and revise it as appropriate. Management considers the following factors in determining this assumption:

> the duration of our pension plan liabilities, which drives the investment strategy we can employ with our pension plan assets;

> the types of investment classes in which we invest our pension plan assets and the expected compound geometric return we can reasonably expect those investment classes to earn over time; and

> the investment returns we can reasonably expect our investment management program to achieve in excess of the returns we could expect if investments were made strictly in indexed funds.

Our estimated long-term rate of return on plan assets remains at 8% for 2013, consistent with our expected rate of return in 2012 and 2011. Our actual return in each of the past three years exceeded that amount for our principal U.S. domestic pension plan. For the 15-year period ended May 31, 2012, our actual returns were 7.4%.

Pension expense is also affected by the accounting policy used to determine the value of plan assets at the measurement date. We use a calculated-value method to determine the value of plan assets, which helps mitigate short-term volatility in market performance (both increases and decreases) by amortizing certain actuarial gains or losses over a period no longer than four years. Another method used in practice applies the market value of plan assets at the measurement date. For purposes of valuing plan assets for determining 2013 pension expense, the calculated value method resulted in the same value as the market value, as it did in 2011. For determining 2012 pension expense, we used the calculated value method which resulted in a portion of the asset gain in 2011 being deferred to future years because our actual returns on plan assets significantly exceeded our assumptions.

The investment strategy for pension plan assets is to utilize a diversified mix of global public and private equity portfolios, together with fixed-income portfolios, to earn a long-term investment return that meets our pension plan obligations. Our pension plan assets are invested primarily in listed securities, and our pension plans hold only a minimal investment in FedEx common stock that is entirely at the discretion of third-party pension fund investment managers. Our largest holding classes are Corporate Fixed Income Securities, U.S. Large Cap Equities, which is indexed to the S&P 500 Index, and Government Fixed Income Securities. Accordingly, we do not have any significant concentrations of risk. Active management strategies are utilized within the plan in an effort to realize investment returns in excess of market indices. As part of our strategy to manage future pension costs and net funded status volatility, we have transitioned to a liability-driven investment strategy with a greater concentration of fixed-income securities to better align plan assets with liabilities. Our investment strategy also includes the limited use of derivative financial instruments on a discretionary basis to improve investment returns and manage exposure to market risk. In all cases, our investment managers are prohibited from using derivatives for speculative purposes and are not permitted to use derivatives to leverage a portfolio.

Following is a description of the valuation methodologies used for investments measured at fair value:

> **Cash and cash equivalents.** These Level 1 investments include cash, cash equivalents and foreign currency valued using exchange rates. The Level 2 investments include commingled funds valued using the net asset value.

> **Domestic and international equities.** These Level 1 investments are valued at the closing price or last trade reported on the major market on which the individual securities are traded. The Level 2 investments are commingled funds valued using the net asset value.

> **Private equity.** The valuation of these Level 3 investments requires significant judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. Investments are valued based upon recommendations of our investment managers incorporating factors such as contributions and distributions, market transactions, market comparables and performance multiples.

> **Fixed income.** We determine the fair value of these Level 2 corporate bonds, U.S. government securities and other fixed income securities by using bid evaluation pricing models or quoted prices of securities with similar characteristics.

The fair values of investments by level and asset category and the weighted-average asset allocations for our domestic pension plans at the measurement date are presented in the following table (in millions):

	Plan Assets at Measurement Date					
	2012					
Asset Class	Fair Value	Actual %	Target %	Quoted Prices in Active Markets Level 1	Other Observable Inputs Level 2	Unobservable Inputs Level 3
Cash and cash equivalents	$ 618	4%	1%	$ 8	$ 610	
Domestic equities						
U.S. large cap equity	4,248	25	24	9	4,239	
U.S. SMID cap equity	1,368	8	9	1,368		
International equities	1,657	10	12	1,395	262	
Private equities	402	2	5			$ 402
Fixed income securities			49			
Corporate	4,565	27			4,565	
Government	4,175	24			4,175	
Mortgage backed and other	59	–			59	
Other	(79)	–	–	(85)	6	
	$ 17,013	100%	100%	$ 2,695	$ 13,916	$ 402

	2011					
Asset Class	Fair Value	Actual %	Target %	Quoted Prices in Active Markets Level 1	Other Observable Inputs Level 2	Unobservable Inputs Level 3
Cash and cash equivalents	$ 409	3%	1%	$ 107	$ 302	
Domestic equities						
U.S. large cap equity	4,280	27	24	26	4,254	
U.S. SMID cap equity	1,481	10	9	1,481		
International equities	2,013	13	12	1,702	311	
Private equities	403	3	5			$ 403
Fixed income securities			49			
Corporate	3,794	24			3,794	
Government	3,135	20			3,135	
Mortgage backed and other	66	–			66	
Other	(63)	–	–	(59)	(4)	
	$ 15,518	100%	100%	$ 3,257	$ 11,858	$ 403

The change in fair value of Level 3 assets that use significant unobservable inputs is shown in the table below (in millions):

	2012	2011
Balance at beginning of the year	$ 403	$ 399
Actual return on plan assets:		
Assets held during current year	3	27
Assets sold during the year	38	36
Purchases, sales and settlements	(42)	(59)
Balance at end of the year	$ 402	$ 403

The following table provides a reconciliation of the changes in the pension and postretirement healthcare plans' benefit obligations and fair value of assets over the two-year period ended May 31, 2012 and a statement of the funded status as of May 31, 2012 and 2011 (in millions):

	Pension Plans		Postretirement Healthcare Plans	
	2012	2011	2012	2011
Accumulated Benefit Obligation ("ABO")	$ 21,556	$ 16,806		
Changes in Projected Benefit Obligation ("PBO") and Accumulated Postretirement Benefit Obligation ("APBO")				
PBO/APBO at the beginning of year	$ 17,372	$ 14,484	$ 648	$ 565
Service cost	593	521	35	31
Interest cost	976	900	36	34
Actuarial loss	3,789	1,875	98	44
Benefits paid	(502)	(468)	(51)	(48)
Other	(41)	60	24	22
PBO/APBO at the end of year	$ 22,187	$ 17,372	$ 790	$ 648
Change in Plan Assets				
Fair value of plan assets at the beginning of year	$ 15,841	$ 13,295	$ –	$ –
Actual return on plan assets	1,235	2,425	–	–
Company contributions	780	557	27	26
Benefits paid	(502)	(468)	(51)	(48)
Other	(20)	32	24	22
Fair value of plan assets at the end of year	$ 17,334	$ 15,841	$ –	$ –
Funded Status of the Plans	$ (4,853)	$ (1,531)	$ (790)	$ (648)
Amount Recognized in the Balance Sheet at May 31:				
Current pension, postretirement healthcare and other benefit obligations	$ (35)	$ (33)	$ (33)	$ (31)
Noncurrent pension, postretirement healthcare and other benefit obligations	(4,818)	(1,498)	(757)	(617)
Net amount recognized	$ (4,853)	$ (1,531)	$ (790)	$ (648)
Amounts Recognized in AOCI and not yet reflected in Net Periodic Benefit Cost:				
Net actuarial loss (gain)	$ 8,866	$ 5,386	$ 13	$ (85)
Prior service (credit) cost and other	(897)	(993)	2	2
Total	$ 7,969	$ 4,393	$ 15	$ (83)
Amounts Recognized in AOCI and not yet reflected in Net Periodic Benefit Cost expected to be amortized in next year's Net Periodic Benefit Cost:				
Net actuarial loss (gain)	$ 516	$ 307	$ –	$ (1)
Prior service credit and other	(114)	(112)	–	–
Total	$ 402	$ 195	$ –	$ (1)

Our pension plans included the following components at May 31, 2012 and 2011 (in millions):

	ABO	PBO	Fair Value of Plan Assets	Funded Status
2012				
Qualified	$ 20,667	$ 21,192	$ 17,013	$ (4,179)
Nonqualified	352	355	–	(355)
International Plans	537	640	321	(319)
Total	$ 21,556	$ 22,187	$ 17,334	$ (4,853)
2011				
Qualified	$ 16,024	$ 16,445	$ 15,518	$ (927)
Nonqualified	335	339	–	(339)
International Plans	447	588	323	(265)
Total	$ 16,806	$ 17,372	$ 15,841	$ (1,531)

The table above provides the ABO, PBO, fair value of plan assets and funded status of our pension plans on an aggregated basis. The following table presents our plans on a disaggregated basis to show those plans (as a group) whose assets did not exceed their liabilities. These plans are comprised of our unfunded nonqualified plans, certain international plans and our U.S. Pension Plans. At May 31, 2012 and 2011, the fair value of plan assets for pension plans with a PBO or ABO in excess of plan assets were as follows (in millions):

	PBO Exceeds the Fair Value of Plan Assets	
	2012	2011
Pension Benefits		
Fair value of plan assets	$ 17,334	$ 15,815
PBO	(22,187)	(17,346)
Net funded status	$ (4,853)	$ (1,531)

	ABO Exceeds the Fair Value of Plan Assets	
Pension Benefits	2012	2011
ABO[1]	$ (21,555)	$ (16,530)
Fair value of plan assets	17,333	15,538
PBO	(22,185)	(17,014)
Net funded status	$ (4,852)	$ (1,476)

(1) ABO not used in determination of funded status.

Contributions to our U.S. Pension Plans for the years ended May 31 were as follows (in millions):

	2012	2011
Required	$ 496	$ 359
Voluntary	226	121
	$ 722	$ 480

Net periodic benefit cost for the three years ended May 31 were as follows (in millions):

	Pension Plans			Postretirement Healthcare Plans		
	2012	2011	2010	2012	2011	2010
Service cost	$ 593	$ 521	$ 417	$ 35	$ 31	$ 24
Interest cost	976	900	823	36	34	30
Expected return on plan assets	(1,240)	(1,062)	(955)	–	–	–
Recognized actuarial losses (gains) and other	195	184	23	(1)	(5)	(12)
Net periodic benefit cost	$ 524	$ 543	$ 308	$ 70	$ 60	$ 42

Pension costs in 2012 were slightly lower than 2011, as the benefit of significant investment returns on our pension plan assets in 2011 offset the negative impact of a lower discount rate at our May 31, 2011 measurement date.

Amounts recognized in OCI for all plans were as follows (in millions):

	2012				2011			
	Pension Plans		Postretirement Healthcare Plans		Pension Plans		Postretirement Healthcare Plans	
	Gross Amount	Net of Tax Amount	Gross Amount	Net of Tax Amount	Gross Amount	Net of Tax Amount	Gross Amount	Net of Tax Amount
Net loss and other arising during period	$ 3,777	$ 2,371	$ 97	$ 61	$ 511	$ 321	$ 44	$ 26
Loss from settlements and curtailments	–	–	–	–	(13)	(8)	–	–
Amortizations:								
Prior services credit	113	71	–	–	113	71	–	–
Actuarial (losses) gains and other	(311)	(195)	1	–	(284)	(178)	5	3
Total recognized in OCI	$ 3,579	$ 2,247	$ 98	$ 61	$ 327	$ 206	$ 49	$ 29

Benefit payments, which reflect expected future service, are expected to be paid as follows for the years ending May 31 (millions):

	Pension Plans	Postretirement Healthcare Plans
2013	$ 640	$ 33
2014	723	34
2015	803	36
2016	861	38
2017	922	40
2018–2022	6,289	246

These estimates are based on assumptions about future events. Actual benefit payments may vary significantly from these estimates.

Future medical benefit claims costs are estimated to increase at an annual rate of 8.0% during 2013, decreasing to an annual growth rate of 4.5% in 2029 and thereafter. Future dental benefit costs are estimated to increase at an annual rate of 6.9% during 2013, decreasing to an annual growth rate of 4.5% in 2029 and thereafter. A 1% change in these annual trend rates would not have a significant impact on the APBO at May 31, 2012 or 2012 benefit expense because the level of these benefits is capped.

NOTE 13: BUSINESS SEGMENT INFORMATION

FedEx Express, FedEx Ground and FedEx Freight represent our major service lines and, along with FedEx Services, form the core of our reportable segments. Our reportable segments include the following businesses:

FedEx Express Segment	> FedEx Express (express transportation) > FedEx Trade Networks (air and ocean freight forwarding and customs brokerage) > FedEx SupplyChain Systems (logistics services)
FedEx Ground Segment	> FedEx Ground (small-package ground delivery) > FedEx SmartPost (small-parcel consolidator)
FedEx Freight Segment	> FedEx Freight (LTL freight transportation) > FedEx Custom Critical (time-critical transportation)
FedEx Services Segment	> FedEx Services (sales, marketing, information technology, communications and back-office functions) > FedEx TechConnect (customer service, technical support, billings and collections) > FedEx Office (document and business services and package acceptance)

FEDEX SERVICES SEGMENT

The FedEx Services segment operates combined sales, marketing, administrative and information technology functions in shared services operations that support our transportation businesses and allow us to obtain synergies from the combination of these functions. For the international regions of FedEx Express, some of these functions are performed on a regional basis by FedEx Express and reported in the FedEx Express segment in expense line items outside of intercompany charges. The FedEx Services segment includes: FedEx Services, which provides sales, marketing, information technology, communications and back-office support to our other companies; FedEx TechConnect, which is responsible for customer service, technical support, billings and collections for U.S. customers of our major business units; and FedEx Office, which provides an array of document and business services and retail access to our customers for our package transportation businesses.

The FedEx Services segment provides direct and indirect support to our transportation businesses, and we allocate all of the net operating costs of the FedEx Services segment (including the net operating results of FedEx Office) to reflect the full cost of operating our transportation businesses in the results of those segments. Within the FedEx Services segment allocation, the net operating results of FedEx Office, which are an immaterial component of our allocations, are allocated to FedEx Express and FedEx Ground. The allocations of net operating costs are based on metrics such as relative revenues or estimated services provided. We believe these allocations approximate the net cost of providing these functions. We review and evaluate the performance of our transportation segments based on operating income (inclusive of FedEx Services segment allocations). For the FedEx Services segment, performance is evaluated based on the impact of its total allocated net operating costs on our transportation segments.

The operating expenses line item "Intercompany charges" on the accompanying unaudited financial summaries of our transportation segments in MD&A reflects the allocations from the FedEx Services segment to the respective transportation segments. The "Intercompany charges" caption also includes charges and credits for administrative services provided between operating companies and certain other costs such as corporate management fees related to services received for general corporate oversight, including executive officers and certain legal and finance functions. We believe these allocations approximate the net cost of providing these functions.

OTHER INTERSEGMENT TRANSACTIONS

Certain FedEx operating companies provide transportation and related services for other FedEx companies outside their reportable segment. Billings for such services are based on negotiated rates, which we believe approximate fair value, and are reflected as revenues of the billing segment. These rates are adjusted from time to time based on market conditions. Such intersegment revenues and expenses are eliminated in our consolidated results and are not separately identified in the following segment information, because the amounts are not material.

The following table provides a reconciliation of reportable segment revenues, depreciation and amortization, operating income (loss) and segment assets to consolidated financial statement totals for the years ended or as of May 31 (in millions):

	FedEx Express Segment[1]	FedEx Ground Segment	FedEx Freight Segment[2]	FedEx Services Segment	Other and Eliminations	Consolidated Total
Revenues						
2012	$ 26,515	$ 9,573	$ 5,282	$ 1,671	$ (361)	$ 42,680
2011	24,581	8,485	4,911	1,684	(357)	39,304
2010	21,555	7,439	4,321	1,770	(351)	34,734
Depreciation and amortization						
2012	$ 1,169	$ 389	$ 185	$ 369	$ 1	$ 2,113
2011	1,059	337	205	371	1	1,973
2010	1,016	334	198	408	2	1,958
Operating income (loss)						
2012	$ 1,260	$ 1,764	$ 162	$ –	$ –	$ 3,186
2011	1,228	1,325	(175)	–	–	2,378
2010	1,127	1,024	(153)	–	–	1,998
Segment assets[3]						
2012	$ 17,981	$ 6,154	$ 2,807	$ 4,546	$ (1,585)	$ 29,903
2011	16,463	5,048	2,664	4,278	(1,068)	27,385
2010	14,819	4,118	2,786	4,079	(900)	24,902

(1) FedEx Express segment 2012 operating expenses include an impairment charge of $134 million resulting from the decision to retire 24 aircraft and related engines and a reversal of a $66 million legal reserve associated with the ATA Airlines lawsuit which was initially recorded in 2011.

(2) FedEx Freight segment 2011 operating expenses include $133 million in costs associated with the combination of our FedEx Freight and FedEx National LTL operations, effective January 30, 2011.

(3) Segment assets include intercompany receivables.

The following table provides a reconciliation of reportable segment capital expenditures to consolidated totals for the years ended May 31 (in millions):

	FedEx Express Segment	FedEx Ground Segment	FedEx Freight Segment	FedEx Services Segment	Other	Consolidated Total
2012	$ 2,689	$ 536	$ 340	$ 437	$ 5	$ 4,007
2011	2,467	426	153	387	1	3,434
2010	1,864	400	212	340	–	2,816

The following table presents revenue by service type and geographic information for the years ended or as of May 31 (in millions):

	2012	2011	2010
Revenue by Service Type			
FedEx Express segment:			
Package:			
U.S. overnight box	$ 6,546	$ 6,128	$ 5,602
U.S. overnight envelope	1,747	1,736	1,640
U.S. deferred	3,001	2,805	2,589
Total U.S. domestic package revenue	11,294	10,669	9,831
International priority[1]	8,708	8,228	7,087
International domestic[2]	853	653	578
Total package revenue	20,855	19,550	17,496
Freight:			
U.S.	2,498	2,188	1,980
International priority[1]	1,827	1,722	1,303
International airfreight	307	283	251
Total freight revenue	4,632	4,193	3,534
Other[3]	1,028	838	525
Total FedEx Express segment	26,515	24,581	21,555
FedEx Ground segment:			
FedEx Ground	8,791	7,855	6,958
FedEx SmartPost	782	630	481
Total FedEx Ground segment	9,573	8,485	7,439
FedEx Freight segment	5,282	4,911	4,321
FedEx Services segment	1,671	1,684	1,770
Other and eliminations	(361)	(357)	(351)
	$ 42,680	$ 39,304	$ 34,734
Geographical Information[4]			
Revenues:			
U.S.	$ 29,837	$ 27,461	$ 24,852
International:			
FedEx Express segment	12,370	11,437	9,547
FedEx Ground segment	216	177	140
FedEx Freight segment	101	84	60
FedEx Services segment	156	145	135
Total international revenue	12,843	11,843	9,882
	$ 42,680	$ 39,304	$ 34,734
Noncurrent assets:			
U.S.	$ 18,874	$ 17,235	$ 16,089
International	1,973	1,865	1,529
	$ 20,847	$ 19,100	$ 17,618

(1) International priority includes FedEx International Priority and FedEx International Economy services.

(2) International domestic revenues include our international intra-country domestic express operations, including acquisitions in India (February 2011) and Mexico (July 2011).

(3) Other revenues include FedEx Trade Networks and, beginning in the second quarter of 2010, FedEx SupplyChain Systems.

(4) International revenue includes shipments that either originate in or are destined to locations outside the United States. Noncurrent assets include property and equipment, goodwill and other long-term assets. Our flight equipment registered in the U.S. is included as U.S. assets; however, many of our aircraft operate internationally.

NOTE 14: SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest expense and income taxes for the years ended May 31 was as follows (in millions):

	2012	2011	2010
Cash payments for:			
Interest (net of capitalized interest)	$ 52	$ 93	$ 88
Income taxes	$ 403	$ 493	$ 322
Income tax refunds received	(146)	(106)	(279)
Cash tax payments, net	$ 257	$ 387	$ 43

NOTE 15: GUARANTEES AND INDEMNIFICATIONS

In conjunction with certain transactions, primarily the lease, sale or purchase of operating assets or services in the ordinary course of business, we may provide routine guarantees or indemnifications (e.g., environmental, fuel, tax and software infringement), the terms of which range in duration, and often they are not limited and have no specified maximum obligation. As a result, the overall maximum potential amount of the obligation under such guarantees and indemnifications cannot be reasonably estimated. Historically, we have not been required to make significant payments under our guarantee or indemnification obligations and no amounts have been recognized in our financial statements for the underlying fair value of these obligations.

Special facility revenue bonds have been issued by certain municipalities primarily to finance the acquisition and construction of various airport facilities and equipment. These facilities were leased to us and are accounted for as either capital leases or operating leases. FedEx Express has unconditionally guaranteed $667 million in principal of these bonds (with total future principal and interest payments of approximately $852 million as of May 31, 2012) through these leases. Of the $667 million bond principal guaranteed, $116 million was included in capital lease obligations in our balance sheet at May 31, 2012. The remaining $551 million has been accounted for as operating leases.

NOTE 16: COMMITMENTS

Annual purchase commitments under various contracts as of May 31, 2012 were as follows (in millions):

	Aircraft and Aircraft Related	Facilities and Other[1]	Total
2013	$ 965	$ 849	$ 1,814
2014	558	191	749
2015	824	139	963
2016	912	78	990
2017	1,009	52	1,061
Thereafter	5,166	134	5,300

(1) *Primarily vehicles, facilities, advertising contracts and $550 million of quarterly contributions to our U.S. Pension Plans.*

The amounts reflected in the table above for purchase commitments represent noncancelable agreements to purchase goods or services. As of May 31, 2012, our obligation to purchase 13 B777Fs was conditioned upon there being no event that causes FedEx Express or its employees not to be covered by the Railway Labor Act of 1926, as amended ("RLA"). Commitments to purchase aircraft in passenger configuration do not include the attendant costs to modify these aircraft for cargo transport unless we have entered into noncancelable commitments to modify such aircraft. Open purchase orders that are cancelable are not considered unconditional purchase obligations for financial reporting purposes and are not included in the table above.

In December 2011, FedEx Express entered into an agreement to acquire 27 new Boeing 767-300 Freighter ("B767F") aircraft, with the first three arriving in 2014 followed by six per year from 2015 to 2018. In conjunction with the execution of the B767F aircraft purchase agreement, FedEx Express also delayed the delivery of nine B777F aircraft, five of which were deferred from 2014 and one per year from 2015 to 2018, to better align air network capacity to demand. FedEx Express also removed the RLA condition from two of the 15 B777F aircraft and exercised two B777F options for aircraft to be delivered at the end of the delivery schedule.

We had $661 million in deposits and progress payments as of May 31, 2012 on aircraft purchases and other planned aircraft-related transactions. These deposits are classified in the "Other assets" caption of our consolidated balance sheets. In addition to our commitment to purchase B777Fs and B767Fs, our aircraft purchase commitments include the Boeing 757 ("B757") in passenger configuration, which will require additional costs to modify for cargo transport. Aircraft and aircraft-related contracts are subject to price escalations. The following table is a summary of the key aircraft we are committed to purchase as of May 31, 2012, with the year of expected delivery:

	B757	B767F	B777F	Total
2013	10	–	4	14
2014	–	3	2	5
2015	–	6	2	8
2016	–	6	2	8
2017	–	6	2	8
Thereafter	–	6	16	22
Total	10	27	28	65

On June 29, 2012, FedEx Express entered into a supplemental agreement to purchase nine additional B767F aircraft. Additionally, FedEx Express exercised ten B767F options available under the December 2011 agreement and purchased the right to 15 additional options. Four of these 19 additional B767F aircraft purchases are subject to the RLA condition. These 19 additional B767F aircraft are expected to be delivered from fiscal 2015 to 2019 and will replace current MD10-10 and A310-200 aircraft to continue to improve efficiency and technology of FedEx Express's aircraft fleet.

In conjunction with the additional B767F aircraft purchases, four currently contracted B777F aircraft deliveries that were subject to the RLA condition (two scheduled for delivery in fiscal 2016 and two scheduled for delivery in fiscal 2017) were converted to equivalent purchase value for B767F aircraft. With consideration of these two agreements, there are nine B777F purchase obligations subject to the RLA condition. These aircraft transactions are not included in the table above, as they occurred subsequent to May 31, 2012.

NOTE 17: CONTINGENCIES

WAGE-AND-HOUR. We are a defendant in a number of lawsuits containing various class-action allegations of wage-and-hour violations. The plaintiffs in these lawsuits allege, among other things, that they were forced to work "off the clock," were not paid overtime or were not provided work breaks or other benefits. The complaints generally seek unspecified monetary damages, injunctive relief, or both. We do not believe that a material loss is reasonably possible with respect to any of these matters.

INDEPENDENT CONTRACTOR — LAWSUITS AND STATE ADMINISTRATIVE PROCEEDINGS. FedEx Ground is involved in numerous class-action lawsuits (including 30 that have been certified as class actions), individual lawsuits and state tax and other administrative proceedings that claim that the company's owner-operators should be treated as employees, rather than independent contractors.

Most of the class-action lawsuits were consolidated for administration of the pre-trial proceedings by a single federal court, the U.S. District Court for the Northern District of Indiana. The multidistrict litigation court granted class certification in 28 cases and denied it in 14 cases. On December 13, 2010, the court entered an opinion and order addressing all outstanding motions for summary judgment on the status of the owner-operators (*i.e.*, independent contractor vs. employee). In sum, the court has now ruled on our summary judgment motions and entered judgment in favor of FedEx Ground on all claims in 20 of the 28 multidistrict litigation cases that had been certified as class actions, finding that the owner-operators in those cases were contractors as a matter of the law of the following states: Alabama, Arizona, Georgia, Indiana, Kansas (the court previously dismissed without prejudice the nationwide class claim under the Employee Retirement Income Security Act of 1974 based on the plaintiffs' failure to exhaust administrative remedies), Louisiana, Maryland, Minnesota, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Utah, West Virginia and Wisconsin. The plaintiffs filed notices of appeal in all of these 20 cases. The Seventh Circuit heard the appeal in the Kansas case in January 2012 and, in July 2012, issued an opinion that did not make a determination with respect to the correctness of the district court's decision and, instead, certified two questions to the Kansas Supreme Court related to the classification of the plaintiffs as independent contractors under the Kansas Wage Payment Act.

The multidistrict litigation court remanded the other eight certified class actions back to the district courts where they were originally filed because its summary judgment ruling did not completely dispose of all of the claims in those lawsuits. Specifically, in the five cases in Arkansas, California, Florida, and Oregon (two certified cases), the court's ruling granted summary judgment in FedEx Ground's favor on all of the certified claims but did not decide the uncertified claims. In the three cases filed in Kentucky, Nevada and New Hampshire, the court ruled in favor of FedEx Ground on some of the claims and against FedEx Ground on at least one claim. In May 2012, the Oregon district court dismissed the two Oregon cases, but in June 2012, the plaintiffs in both cases filed notices of appeal with the Ninth Circuit Court of Appeals. In June 2012, the Kentucky district court ruled in favor of FedEx Ground on certain of the plaintiffs' claims, thereby reducing our potential exposure in the matter.

In January 2008, one of the contractor-model lawsuits that is not part of the multidistrict litigation, *Anfinson v. FedEx Ground*, was certified as a class action by a Washington state court. The plaintiffs in *Anfinson* represent a class of single-route, pickup-and-delivery owner-operators in Washington from December 21, 2001 through December 31, 2005 and allege that the class members should be reimbursed as employees for their uniform expenses and should receive overtime pay. In March 2009, a jury trial in the *Anfinson* case was held, and the jury returned a verdict in favor of FedEx Ground, finding that all 320 class members were independent contractors, not employees. The plaintiffs appealed the verdict. In December 2010, the Washington Court of Appeals reversed and remanded for further proceedings, including a new trial. We filed a motion to reconsider, and this motion was denied. In March 2011, we filed a discretionary appeal with the Washington Supreme Court, and in August 2011, that petition was granted. The Washington Supreme Court heard oral arguments in February 2012.

In August 2010, another one of the contractor-model lawsuits that is not part of the multidistrict litigation, *Rascon v. FedEx Ground*, was certified as a class action by a Colorado state court. The plaintiff in *Rascon* represents a class of single-route, pickup-and-delivery owner-operators in Colorado who drove vehicles weighing less than 10,001 pounds at any time from August 27, 2005 through the present. The lawsuit seeks unpaid overtime compensation, and related penalties and attorneys' fees and costs, under Colorado law. Our applications for appeal challenging this class certification decision have been rejected. We settled this matter for an immaterial amount, subject to court approval, in June 2012.

Other contractor-model cases that are not or are no longer part of the multidistrict litigation are in varying stages of litigation.

With respect to the state administrative proceedings relating to the classification of FedEx Ground's owner-operators as independent contractors, during the second quarter of 2011, the attorneys general in New York and Kentucky each filed lawsuits against FedEx Ground challenging the validity of the contractor model. In January 2012, FedEx Ground settled the lawsuit filed by the Kentucky Attorney General for an immaterial amount, and in April 2012, the lawsuit was dismissed.

While the granting of summary judgment in favor of FedEx Ground by the multidistrict litigation court in 20 of the 28 cases that had been certified as class actions remains subject to appeal, we believe that it significantly improves the likelihood that our independent contractor model will be upheld. Adverse determinations in matters related to FedEx Ground's independent contractors, however, could, among other things, entitle certain of our contractors and their drivers to the reimbursement of certain expenses and to the benefit of wage-and-hour laws and result in employment and withholding tax and benefit liability for FedEx Ground, and could result in changes to the independent contractor status of FedEx Ground's owner-operators in certain jurisdictions. We believe that FedEx Ground's owner-operators are properly classified as independent contractors and that FedEx Ground is not an employer of the drivers of the company's independent contractors. While it is reasonably possible that potential loss in some of these lawsuits or such changes to the independent contractor status of FedEx Ground's owner-operators could be material, we cannot yet determine the amount or reasonable range of potential loss. A number of factors contribute to this. The number of plaintiffs in these lawsuits continues to change, with some being dismissed and others being added and, as to new plaintiffs, discovery is still ongoing. In addition, the parties have not yet conducted any discovery into damages, which could vary considerably from plaintiff to plaintiff. Further, the range of potential loss could be impacted considerably by future rulings on the merits of certain claims and FedEx Ground's various defenses, and on evidentiary issues. In any event, we do not believe that a material loss is probable in these matters.

ATA AIRLINES. In October 2010, a jury returned a verdict in favor of ATA Airlines in its breach of contract lawsuit against FedEx Express and awarded damages of $66 million, and in January 2011, the court awarded ATA pre-judgment interest of $5 million. In December 2011, the Seventh Circuit overturned the entire judgment entered against FedEx Express. ATA Airlines requested the Seventh Circuit to rehear oral argument on appeal, and in February 2012, the Seventh Circuit denied the request. We have reversed the $66 million accrual established in the second quarter of 2011. After the Seventh Circuit denied ATA Airlines' request for the Seventh Circuit to rehear oral argument on appeal, ATA Airlines asked the U.S. Supreme Court to accept a discretionary appeal of the matter. We believe that it is unlikely that the U.S. Supreme Court will accept the discretionary appeal.

CALIFORNIA PAYSTUB CLASS ACTION. A federal court in California ruled in April 2011 that paystubs for certain FedEx Express employees in California did not meet that state's requirements to reflect pay period begin date, total overtime hours worked and the correct overtime wage rate. The ruling came in a class action lawsuit filed by a former courier seeking damages on behalf of herself and all other FedEx Express employees in California that allegedly received noncompliant paystubs. The court certified the class in June 2011. The court ruled that FedEx Express was liable to the State of California and was prepared to rule as to whether FedEx Express was liable to class members who could prove they were injured by the paystub deficiencies. The judge did not decide on the amount, if any, of liability to the State of California or to the class, but had wide discretion. Prior to any decision on the amount of liability, we reached an agreement to settle this matter for an immaterial amount in October 2011, subject to approval by the court. The court granted final approval of the settlement in July 2012.

OTHER MATTERS. In August 2010, a third-party consultant who works with shipping customers to negotiate lower rates filed a lawsuit in federal district court in California against FedEx and UPS alleging violations of U.S. antitrust law. This matter was dismissed in May 2011, but the court granted the plaintiff permission to file an amended complaint, which FedEx received in June 2011. In November 2011, the court granted our motion to dismiss this complaint, but again allowed the plaintiff to file an amended complaint. The plaintiff filed a new complaint in December 2011, and the matter remains pending before the court. In February 2011, shortly after the initial lawsuit was filed, we received a demand for the production of information and documents in connection with a civil investigation by the U.S. Department of Justice ("DOJ") into the policies and practices of FedEx and UPS for dealing with third-party consultants who work with shipping customers to negotiate lower rates. We are cooperating with the investigation, do not believe that we have engaged in any anti-competitive activities and will vigorously defend ourselves in any action that may result from the investigation. While the litigation proceedings and the DOJ investigation are in an early stage and the amount of loss, if any, is dependent on a number of factors that are not yet fully developed or resolved, we do not believe that a material loss is reasonably possible.

We have received requests for information from the DOJ in the Northern District of California in connection with a criminal investigation relating to the transportation of packages for online pharmacies that may have shipped pharmaceuticals in violation of federal law. We responded to grand jury subpoenas issued in June 2008 and August 2009 and to additional requests for information pursuant to those subpoenas, and we continue to respond and cooperate with the investigation. We do not believe that we have engaged in any illegal activities and will vigorously defend ourselves in any action that may result from the investigation. We cannot estimate the amount or range of loss, if any, in this matter, as such analysis would depend on facts and law that are not yet fully developed or resolved.

FedEx and its subsidiaries are subject to other legal proceedings that arise in the ordinary course of their business. In the opinion of management, the aggregate liability, if any, with respect to these other actions will not have a material adverse effect on our financial position, results of operations or cash flows.

NOTE 18: RELATED PARTY TRANSACTIONS

Our Chairman, President and Chief Executive Officer, Frederick W. Smith, currently holds an approximate 10% ownership interest in the National Football League Washington Redskins professional football team ("Redskins") and is a member of its board of directors. FedEx has a multi-year naming rights agreement with the Redskins granting us certain marketing rights, including the right to name the Redskins' stadium "FedExField."

NOTE 19: SUMMARY OF QUARTERLY OPERATING RESULTS (UNAUDITED)

(in millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012[1]				
Revenues	$ 10,521	$ 10,587	$ 10,564	$ 11,008
Operating income	737	780	813	856
Net income	464	497	521	550
Basic earnings per common share[2]	1.46	1.57	1.66	1.74
Diluted earnings per common share	1.46	1.57	1.65	1.73
2011[3]				
Revenues	$ 9,457	$ 9,632	$ 9,663	$ 10,552
Operating income	628	469	393	888
Net income	380	283	231	558
Basic earnings per common share[2]	1.21	0.90	0.73	1.76
Diluted earnings per common share	1.20	0.89	0.73	1.75

(1) The fourth quarter of 2012 includes an impairment charge of $134 million resulting from the decision to retire 24 aircraft and related engines at FedEx Express. The third quarter of 2012 includes the reversal of a $66 million legal reserve associated with the ATA Airlines lawsuit.

(2) The sum of the quarterly earnings per share may not equal annual amounts due to differences in the weighted-average number of shares outstanding during the respective period.

(3) The second quarter of 2011 includes a $66 million legal reserve associated with the ATA Airlines lawsuit. Costs related to the combination of our FedEx Freight and FedEx National LTL operations in 2011 were $86 million in the second quarter and $43 million in the third quarter.

NOTE 20: CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

We are required to present condensed consolidating financial information in order for the subsidiary guarantors (other than FedEx Express) of our public debt to continue to be exempt from reporting under the Securities Exchange Act of 1934, as amended.

The guarantor subsidiaries, which are wholly owned by FedEx, guarantee $1 billion of our debt. The guarantees are full and unconditional and joint and several. Our guarantor subsidiaries were not determined using geographic, service line or other similar criteria, and as a result, the "Guarantor Subsidiaries" and "Non-guarantor Subsidiaries" columns each include portions of our domestic and international operations. Accordingly, this basis of presentation is not intended to present our financial condition, results of operations or cash flows for any purpose other than to comply with the specific requirements for subsidiary guarantor reporting.

Condensed consolidating financial statements for our guarantor subsidiaries and non-guarantor subsidiaries are presented in the following tables (in millions):

CONDENSED CONSOLIDATING BALANCE SHEETS

	May 31, 2012				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current Assets					
Cash and cash equivalents	$ 1,906	$ 417	$ 636	$ (116)	$ 2,843
Receivables, less allowances	3	3,793	943	(35)	4,704
Spare parts, supplies, fuel, prepaid expenses and other, less allowances	261	671	44	–	976
Deferred income taxes	–	514	19	–	533
Total current assets	2,170	5,395	1,642	(151)	9,056
Property and Equipment, at Cost	29	34,301	1,834	–	36,164
Less accumulated depreciation and amortization	20	17,822	1,074	–	18,916
Net property and equipment	9	16,479	760	–	17,248
Intercompany Receivable	–	323	1,524	(1,847)	–
Goodwill	–	1,553	834	–	2,387
Investment in Subsidiaries	17,163	2,978	–	(20,141)	–
Other Assets	2,845	1,099	86	(2,818)	1,212
	$ 22,187	$ 27,827	$ 4,846	$ (24,957)	$ 29,903
Liabilities and Stockholders' Investment					
Current Liabilities					
Current portion of long-term debt	$ –	$ 417	$ –	$ –	$ 417
Accrued salaries and employee benefits	83	1,365	187	–	1,635
Accounts payable	6	1,276	482	(151)	1,613
Accrued expenses	184	1,406	119	–	1,709
Total current liabilities	273	4,464	788	(151)	5,374
Long-Term Debt, Less Current Portion	1,000	250	–	–	1,250
Intercompany Payable	1,847	–	–	(1,847)	–
Other Long-Term Liabilities					
Deferred income taxes	–	3,649	5	(2,818)	836
Other liabilities	4,341	3,193	182	–	7,716
Total other long-term liabilities	4,341	6,842	187	(2,818)	8,552
Stockholders' Investment	14,726	16,271	3,871	(20,141)	14,727
	$ 22,187	$ 27,827	$ 4,846	$ (24,957)	$ 29,903

CONDENSED CONSOLIDATING BALANCE SHEETS

	May 31, 2011				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current Assets					
Cash and cash equivalents	$ 1,589	$ 279	$ 546	$ (86)	$ 2,328
Receivables, less allowances	–	3,696	912	(27)	4,581
Spare parts, supplies, fuel, prepaid expenses and other, less allowances	77	645	44	–	766
Deferred income taxes	–	598	12	–	610
Total current assets	1,666	5,218	1,514	(113)	8,285
Property and Equipment, at Cost	24	31,916	1,746	–	33,686
Less accumulated depreciation and amortization	18	17,071	1,054	–	18,143
Net property and equipment	6	14,845	692	–	15,543
Intercompany Receivable	–	–	1,317	(1,317)	–
Goodwill	–	1,564	762	–	2,326
Investment in Subsidiaries	15,404	2,705	–	(18,109)	–
Other Assets	1,652	1,039	63	(1,523)	1,231
	$ 18,728	$ 25,371	$ 4,348	$ (21,062)	$ 27,385
Liabilities and Stockholders' Investment					
Current Liabilities					
Current portion of long-term debt	$ –	$ 18	$ –	$ –	$ 18
Accrued salaries and employee benefits	50	1,071	147	–	1,268
Accounts payable	–	1,385	430	(113)	1,702
Accrued expenses	198	1,563	133	–	1,894
Total current liabilities	248	4,037	710	(113)	4,882
Long-Term Debt, Less Current Portion	1,000	667	–	–	1,667
Intercompany Payable	1,095	222	–	(1,317)	–
Other Long-Term Liabilities					
Deferred income taxes	–	2,842	17	(1,523)	1,336
Other liabilities	1,165	3,001	114	–	4,280
Total other long-term liabilities	1,165	5,843	131	(1,523)	5,616
Stockholders' Investment	15,220	14,602	3,507	(18,109)	15,220
	$ 18,728	$ 25,371	$ 4,348	$ (21,062)	$ 27,385

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

	Year Ended May 31, 2012				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$ –	$ 36,412	$ 6,569	$ (301)	$ 42,680
Operating Expenses:					
Salaries and employee benefits	114	14,153	1,832	–	16,099
Purchased transportation	–	4,509	1,944	(118)	6,335
Rentals and landing fees	5	2,221	267	(6)	2,487
Depreciation and amortization	1	1,962	150	–	2,113
Fuel	–	4,877	79	–	4,956
Maintenance and repairs	1	1,882	97	–	1,980
Impairment and other charges	–	134	–	–	134
Intercompany charges, net	(218)	(323)	541	–	–
Other	97	4,482	988	(177)	5,390
	–	33,897	5,898	(301)	39,494
Operating Income	–	2,515	671	–	3,186
Other Income (Expense):					
Equity in earnings of subsidiaries	2,032	395	–	(2,427)	–
Interest, net	(75)	31	5	–	(39)
Intercompany charges, net	80	(102)	22	–	–
Other, net	(5)	(10)	9	–	(6)
Income Before Income Taxes	2,032	2,829	707	(2,427)	3,141
Provision for income taxes	–	875	234	–	1,109
Net Income	$ 2,032	$ 1,954	$ 473	$ (2,427)	$ 2,032

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

	Year Ended May 31, 2011				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$ –	$ 33,124	$ 6,498	$ (318)	$ 39,304
Operating Expenses:					
Salaries and employee benefits	109	13,206	1,961	–	15,276
Purchased transportation	–	4,034	1,745	(105)	5,674
Rentals and landing fees	4	2,209	253	(4)	2,462
Depreciation and amortization	1	1,784	188	–	1,973
Fuel	–	4,003	148	–	4,151
Maintenance and repairs	1	1,862	116	–	1,979
Impairment and other charges	–	28	61	–	89
Intercompany charges, net	(222)	(317)	539	–	–
Other	107	4,392	1,032	(209)	5,322
	–	31,201	6,043	(318)	36,926
Operating Income	–	1,923	455	–	2,378
Other Income (Expense):					
Equity in earnings of subsidiaries	1,452	200	–	(1,652)	–
Interest, net	(88)	13	(2)	–	(77)
Intercompany charges, net	104	(135)	31	–	–
Other, net	(16)	(14)	(6)	–	(36)
Income Before Income Taxes	1,452	1,987	478	(1,652)	2,265
Provision for income taxes	–	677	136	–	813
Net Income	$ 1,452	$ 1,310	$ 342	$ (1,652)	$ 1,452

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

	Year Ended May 31, 2010				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$ –	$ 29,360	$ 5,700	$ (326)	$ 34,734
Operating Expenses:					
Salaries and employee benefits	91	12,026	1,910	–	14,027
Purchased transportation	–	3,424	1,392	(88)	4,728
Rentals and landing fees	4	2,118	240	(3)	2,359
Depreciation and amortization	1	1,751	206	–	1,958
Fuel	–	2,946	160	–	3,106
Maintenance and repairs	1	1,589	125	–	1,715
Impairment and other charges	–	–	18	–	18
Intercompany charges, net	(202)	(109)	311	–	–
Other	105	3,950	1,005	(235)	4,825
	–	27,695	5,367	(326)	32,736
Operating Income	–	1,665	333	–	1,998
Other Income (Expense):					
Equity in earnings of subsidiaries	1,184	161	–	(1,345)	–
Interest, net	(100)	41	(12)	–	(71)
Intercompany charges, net	114	(147)	33	–	–
Other, net	(14)	(18)	(1)	–	(33)
Income Before Income Taxes	1,184	1,702	353	(1,345)	1,894
Provision for income taxes	–	625	85	–	710
Net Income	$ 1,184	$ 1,077	$ 268	$ (1,345)	$ 1,184

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	Year Ended May 31, 2012				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Cash provided by (used in) operating activities	$ (88)	$ 4,383	$ 570	$ (30)	$ 4,835
Investing activities					
Capital expenditures	(5)	(3,792)	(210)	–	(4,007)
Business acquisition, net of cash acquired	–	–	(116)	–	(116)
Proceeds from asset dispositions and other	–	74	–	–	74
Cash used in investing activities	(5)	(3,718)	(326)	–	(4,049)
Financing activities					
Net transfers from (to) Parent	625	(550)	(75)	–	–
Intercompany dividends	–	76	(76)	–	–
Principal payments on debt	–	(29)	–	–	(29)
Proceeds from stock issuances	128	–	–	–	128
Excess tax benefit on the exercise of stock options	18	–	–	–	18
Dividends paid	(164)	–	–	–	(164)
Purchase of treasury stock	(197)	–	–	–	(197)
Other, net	–	(19)	19	–	–
Cash (used in) provided by financing activities	410	(522)	(132)	–	(244)
Effect of exchange rate changes on cash	–	(5)	(22)	–	(27)
Net increase (decrease) in cash and cash equivalents	317	138	90	(30)	515
Cash and cash equivalents at beginning of period	1,589	279	546	(86)	2,328
Cash and cash equivalents at end of period	$ 1,906	$ 417	$ 636	$ (116)	$ 2,843

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	Year Ended May 31, 2011				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Cash provided by (used in) operating activities	$ 25	$ 3,978	$ 65	$ (27)	$ 4,041
Investing activities					
Capital expenditures	(1)	(3,263)	(170)	–	(3,434)
Business acquisition, net of cash acquired	–	(96)	–	–	(96)
Proceeds from asset dispositions and other	–	110	1	–	111
Cash used in investing activities	(1)	(3,249)	(169)	–	(3,419)
Financing activities					
Net transfers from (to) Parent	530	(994)	464	–	–
Payment on loan between subsidiaries	–	235	(235)	–	–
Intercompany dividends	–	61	(61)	–	–
Principal payments on debt	(250)	(12)	–	–	(262)
Proceeds from stock issuances	108	–	–	–	108
Excess tax benefit on the exercise of stock options	23	–	–	–	23
Dividends paid	(151)	–	–	–	(151)
Other, net	(5)	(9)	9	–	(5)
Cash (used in) provided by financing activities	255	(719)	177	–	(287)
Effect of exchange rate changes on cash	–	11	30	–	41
Net increase (decrease) in cash and cash equivalents	279	21	103	(27)	376
Cash and cash equivalents at beginning of period	1,310	258	443	(59)	1,952
Cash and cash equivalents at end of period	$ 1,589	$ 279	$ 546	$ (86)	$ 2,328

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	Year Ended May 31, 2010				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Cash provided by (used in) operating activities	$ (450)	$ 2,942	$ 653	$ (7)	$ 3,138
Investing activities					
Capital expenditures	–	(2,661)	(155)	–	(2,816)
Proceeds from asset dispositions and other	–	38	(3)	–	35
Cash used in investing activities	–	(2,623)	(158)	–	(2,781)
Financing activities					
Net transfers from (to) Parent	531	(397)	(134)	–	–
Payment on loan between subsidiaries	–	72	(72)	–	–
Intercompany dividends	–	158	(158)	–	–
Principal payments on debt	(500)	(153)	–	–	(653)
Proceeds from stock issuances	94	–	–	–	94
Excess tax benefit on the exercise of stock options	25	–	–	–	25
Dividends paid	(138)	–	–	–	(138)
Other, net	(20)	(5)	5	–	(20)
Cash used in financing activities	(8)	(325)	(359)	–	(692)
Effect of exchange rate changes on cash	–	(8)	3	–	(5)
Net (decrease) increase in cash and cash equivalents	(458)	(14)	139	(7)	(340)
Cash and cash equivalents at beginning of period	1,768	272	304	(52)	2,292
Cash and cash equivalents at end of period	$ 1,310	$ 258	$ 443	$ (59)	$ 1,952

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
FedEx Corporation

We have audited the accompanying consolidated balance sheets of FedEx Corporation as of May 31, 2012 and 2011, and the related consolidated statements of income, changes in stockholders' investment and comprehensive income (loss), and cash flows for each of the three years in the period ended May 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FedEx Corporation at May 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), FedEx Corporation's internal control over financial reporting as of May 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 16, 2012 expressed an unqualified opinion thereon.

Memphis, Tennessee
July 16, 2012

Ernst & Young LLP

SELECTED FINANCIAL DATA

The following table sets forth (in millions, except per share amounts and other operating data) certain selected consolidated financial and operating data for FedEx as of and for the five years ended May 31, 2012. This information should be read in conjunction with the Consolidated Financial Statements, MD&A and other financial data appearing elsewhere in this Annual Report.

	2012[(1)]	2011[(2)]	2010	2009[(3)]	2008[(4)]
Operating Results					
Revenues	$ 42,680	$ 39,304	$ 34,734	$ 35,497	$ 37,953
Operating income	3,186	2,378	1,998	747	2,075
Income before income taxes	3,141	2,265	1,894	677	2,016
Net income	2,032	1,452	1,184	98	1,125
Per Share Data					
Earnings per share:					
Basic	$ 6.44	$ 4.61	$ 3.78	$ 0.31	$ 3.64
Diluted	$ 6.41	$ 4.57	$ 3.76	$ 0.31	$ 3.60
Average shares of common stock outstanding	315	315	312	311	309
Average common and common equivalent shares outstanding	317	317	314	312	312
Cash dividends declared	$ 0.52	$ 0.48	$ 0.44	$ 0.44	$ 0.30
Financial Position					
Property and equipment, net	$ 17,248	$ 15,543	$ 14,385	$ 13,417	$ 13,478
Total assets	29,903	27,385	24,902	24,244	25,633
Long-term debt, less current portion	1,250	1,667	1,668	1,930	1,506
Common stockholders' investment	14,727	15,220	13,811	13,626	14,526
Other Operating Data					
FedEx Express aircraft fleet	660	688	667	654	677

(1) Results for 2012 include a $134 million ($84 million, net of tax or $0.26 per share) impairment charge resulting from the decision to retire 24 aircraft and related engines at FedEx Express and the reversal of a $66 million legal reserve associated with the ATA Airlines lawsuit which was initially recorded in the second quarter of 2011. See Notes 1 and 17 to the accompanying consolidated financial statements.

(2) Results for 2011 include charges of approximately $199 million ($104 million, net of tax and applicable variable incentive compensation impacts, or $0.33 per diluted share) for the combination of our FedEx Freight and FedEx National LTL operations and a reserve associated with a legal matter at FedEx Express. See Notes 1 and 17 to the accompanying consolidated financial statements.

(3) Results for 2009 include a charge of $1.2 billion ($1.1 billion, net of tax, or $3.45 per diluted share) primarily for impairment charges associated with goodwill and aircraft. Additionally, common stockholders' investment includes an other comprehensive income charge of $1.2 billion, net of tax, for the funded status of our retirement plans at May 31, 2009.

(4) Results for 2008 include a charge of $891 million ($696 million, net of tax, or $2.23 per diluted share) recorded during the fourth quarter, predominantly for impairment charges associated with intangible assets from the FedEx Office acquisition. Additionally, results for 2008 include several 2007 acquisitions.

BOARD OF DIRECTORS

James L. Barksdale[3*][4]
Chairman and President
Barksdale Management Corporation
Investment management company

John A. Edwardson[1*]
Chairman
CDW LLC
Technology products and services company

Shirley Ann Jackson[2][4*][5]
President
Rensselaer Polytechnic Institute
Technological research university

Steven R. Loranger[2*][4]
Chairman Emeritus
Xylem Inc.
Water technology company

Gary W. Loveman[1][3]
Chairman, President and
Chief Executive Officer
Caesars Entertainment Corporation
Branded gaming entertainment company

R. Brad Martin[4]
Chairman
RBM Venture Company
Private investment company

Joshua Cooper Ramo[3]
Vice Chairman
Kissinger Associates, Inc.
Strategic advisory firm

Susan C. Schwab[2]
Professor
University of Maryland
School of Public Policy
Former U.S. Trade Representative

Frederick W. Smith
Chairman, President and
Chief Executive Officer
FedEx Corporation

Joshua I. Smith[1]
Chairman and Managing Partner
Coaching Group, LLC
Management consulting firm

David P. Steiner[1]
Chief Executive Officer
Waste Management, Inc.
Integrated waste management services company

Paul S. Walsh[2]
Chief Executive Officer
Diageo plc
Beverage company

(1) Audit Committee
(2) Compensation Committee
(3) Information Technology Oversight Committee
(4) Nominating & Governance Committee
(5) Lead Independent Director
** Committee Chair*

EXECUTIVE OFFICERS AND SENIOR MANAGEMENT

FEDEX CORPORATION

Frederick W. Smith
Chairman, President and Chief Executive Officer

Alan B. Graf, Jr.
Executive Vice President and Chief Financial Officer

Robert B. Carter
Executive Vice President,
FedEx Information Services and Chief Information Officer

Christine P. Richards
Executive Vice President, General Counsel and Secretary

T. Michael Glenn
Executive Vice President,
Market Development and Corporate Communications

John L. Merino
Corporate Vice President and Principal Accounting Officer

FEDEX EXPRESS SEGMENT

David J. Bronczek
President and Chief Executive Officer
FedEx Express

Michael L. Ducker
Executive Vice President and Chief Operating Officer
FedEx Express

James R. Parker
Executive Vice President, Air Operations
FedEx Express

Cathy D. Ross
Executive Vice President and Chief Financial Officer
FedEx Express

Manfred Schardt
President and Chief Executive Officer
FedEx Trade Networks

Craig M. Simon
President and Chief Executive Officer
FedEx SupplyChain Systems

FEDEX FREIGHT SEGMENT

William J. Logue
President and Chief Executive Officer
FedEx Freight

Donald C. Brown
Executive Vice President, Finance and Administration
and Chief Financial Officer
FedEx Freight

Patrick L. Reed
Executive Vice President and Chief Operating Officer
FedEx Freight

Virginia C. Albanese
President and Chief Executive Officer
FedEx Custom Critical

FEDEX GROUND SEGMENT

David F. Rebholz
President and Chief Executive Officer
FedEx Ground

Henry J. Maier
Executive Vice President
Strategic Planning and Communications
FedEx Ground

Ward B. Strang
Executive Vice President and Chief Operating Officer
FedEx Ground

Barbara B. Wallander
President and Chief Executive Officer
FedEx SmartPost

FEDEX SERVICES SEGMENT

Sherry A. Aaholm
Executive Vice President, Information Technology
FedEx Services

Donald F. Colleran
Executive Vice President, Global Sales
FedEx Services

Brian D. Philips
President and Chief Executive Officer
FedEx Office

Cary C. Pappas
President and Chief Executive Officer
FedEx TechConnect

CORPORATE INFORMATION

FEDEX CORPORATION: 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7500, fedex.com

ANNUAL MEETING OF SHAREOWNERS: Monday, September 24, 2012, 10:00 a.m. local time, FedEx Express World Headquarters, 3670 Hacks Cross Road, Building G, Memphis, Tennessee 38125.

STOCK LISTING: FedEx Corporation's common stock is listed on the New York Stock Exchange under the ticker symbol FDX.

SHAREOWNERS: As of July 13, 2012, there were 13,863 shareowners of record.

MARKET INFORMATION: Following are high and low sale prices and cash dividends paid, by quarter, for FedEx Corporation's common stock in 2012 and 2011:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FY2012				
High	$ 98.66	$ 85.75	$ 97.19	$ 96.89
Low	72.16	64.07	76.95	84.86
Dividend	0.13	0.13	0.13	0.13
FY2011				
High	$ 87.74	$ 93.03	$ 98.52	$ 96.89
Low	69.78	79.04	87.54	85.03
Dividend	0.12	0.12	0.12	0.12

FINANCIAL INFORMATION: Copies of FedEx Corporation's Annual Report on Form 10-K, other documents filed with the Securities and Exchange Commission (SEC) and other financial and statistical information are available through our Web site at fedex.com. Company documents filed electronically with the SEC can also be found at the SEC's Web site at www.sec.gov. You will be mailed a copy of the Form 10-K upon request to: FedEx Corporation Investor Relations, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7200, e-mail: ir@fedex.com.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM: Ernst & Young LLP, Memphis, Tennessee

CUSTOMER SERVICE: Call 1-800-Go-FedEx or visit fedex.com.

MEDIA INQUIRIES: Jess Bunn, Manager, Investor Relations, FedEx Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7463, e-mail: mediarelations@fedex.com

SHAREOWNER ACCOUNT SERVICES: Computershare Investor Services, P.O. Box 43069, Providence, Rhode Island 02940-3069, (800) 446-2617, www.computershare.com

DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT: For information on the direct stock purchase and dividend reinvestment plan for FedEx Corporation common stock, call Computershare at (800) 446-2617 or visit their direct stock purchase plan Web site at www.computershare.com. This plan provides an alternative to traditional retail brokerage methods of purchasing, holding and selling FedEx common stock. This plan also permits shareowners to automatically reinvest their dividends to purchase additional shares of FedEx common stock.

INVESTOR RELATIONS: Mickey Foster, Vice President, Investor Relations, FedEx Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7200, e-mail: ir@fedex.com

EQUAL EMPLOYMENT OPPORTUNITY: Our greatest asset is our people. We are committed to providing a workplace where our employees and contractors feel respected, satisfied and appreciated. Our policies are designed to promote fairness and respect for everyone. We hire, evaluate and promote employees, and engage contractors, based on their skills and performance. With this in mind, we will not tolerate certain behaviors. These include harassment, retaliation, violence, intimidation and discrimination of any kind involving race, color, religion, national origin, gender, sexual orientation, gender identity, gender expression, age, disability, veteran status or any other characteristic protected by federal, state or local law.

For more detail on the information in this report, visit http://investors.fedex.com.

Our latest Global Citizenship Report is available at http://csr.fedex.com.


MIX
Paper from responsible sources
FSC
www.fsc.org
FSC® C018101

In line with FedEx's commitment to sustainability, our Annual Report was produced using environmentally and socially responsible procurement and manufacturing practices to ensure a minimized environmental impact. This report was printed at EarthColor on FSC® certified containing 10% recycled PCW fiber utilizing 100% renewable wind power (RECs) and lean manufacturing principles, including green chemistry principles, the recycling of residual materials as well as the use of low VOC inks and coatings. In addition, carbon and VOC reduction strategies were employed to destroy residual VOCs via bio-oxidation. Carbon offsets were purchased where carbon could not be eliminated rendering this report carbon-balanced.

- > 136 trees preserved for the future
- > 55 million BTUs of energy conserved
- > 5,633 kWh of electricity offset
- > 13,799 pounds of greenhouse gas reduced
- > 62,226 gallons of water waste eliminated
- > 3,944 pounds of solid waste eliminated

Sources: Environmental impact estimates were made using the Environmental Paper Network Paper Calculator and the U.S. EPA's power profiler.

Strategy, writing and design by Hanley Wood, LLC, Minneapolis, MN. Printing by EarthColor Inc.


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FEDEX CORPORATION
942 South Shady Grove Road
Memphis, Tennessee 38120
fedex.com